Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHEMSPEC INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands	2890	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

3, Lane 1273, Tongpu Road

Shanghai 200333

People’s Republic of China

(86)-21-5270-2636

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower Three Garden Road Central, Hong Kong +852 2514-7600	Portia Ku, Esq. O’Melveny & Myers LLP 37th Floor, Plaza 66 1266 Nanjing Road West Shanghai, 200040 People’s Republic of China +86 (21) 2307-7300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If delivery of prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1) (2)	Proposed maximum aggregate offering price (3)	Amount of registration fee
Ordinary shares, par value HK$0.01 per ordinary share	US$100,000,000	US$5,580

(1)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(2)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(3)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2009

PROSPECTUS

                     American Depositary Shares

Chemspec International Limited

Representing                      Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Chemspec International Limited, or Chemspec. We are offering              ADSs, representing              ordinary shares, and our selling shareholders are selling              ADSs, representing              ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$             and US$            . The ADSs may be evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. We have applied to have the ADSs trade on the New York Stock Exchange under the symbol “CPC.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 13.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to Chemspec	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

The underwriters have an option to purchase up to an additional              ADSs from Chemspec and an additional              ADSs from the selling shareholders at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2009.

Credit Suisse	Citi

Oppenheimer & Co.	Piper Jaffray

The date of this prospectus is                     , 2009

Largest Manufacturer of Fluorinated Specialty Chemicals in China in 2007 and 2008 Based Upon Sales*

* According to *Strategic Analysis of Fluorinated Specialty Chemicals Market in China*, a commissioned report prepared by Frost & Sullivan, May 2009.

CHEMSPEC

You should rely only on the information contained in this prospectus and in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any filed free writing prospectus. This prospectus may only be used where it is legal to offer and sell the ADSs. The information in this prospectus is only accurate as of its date, regardless of the time of its delivery or any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside of the Untied States or to permit the possession or distribution of this prospectus outside the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

Through and including             , 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a leading China-based contract manufacturer of highly engineered specialty chemicals. In particular, we are the largest manufacturer of fluorinated specialty chemicals in China based on sales with a share of approximately 21% and 25% of the Chinese market in 2007 and 2008, respectively, according to a commissioned report prepared by Frost & Sullivan. We manufacture specialty chemicals, which are typically highly engineered chemicals used as building blocks in the manufacture of more advanced chemicals or to enhance the performance of the end products manufactured by our end users in various industries including electronics, pharmaceuticals and agrochemicals. In manufacturing specialty chemicals for our customers, we also provide process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into our end users’ own products, thereby enhancing the value of our customers’ end products. We believe that our highly experienced management and research and development capabilities, our ability to rapidly respond to new customer processing specifications and requirements, and our long-term cooperative relationships with our major customers distinguish us from many contract manufacturers of chemicals and that the need to develop some or all of these attributes to be competitive effectively creates barriers to entry into the fields in which we operate. With our four flexible and responsive manufacturing facilities, we are equipped to produce specialty chemicals in both small batches for development stage projects and in large-scale amounts for commercialized projects, according to our customers’ needs. We refer to projects with sales of less than one metric ton per year, which typically indicates that they are still in a development or experimental stage, as “pipeline projects.” We refer to projects with sales of one metric ton per year or more as “commercialized projects.” We sell our specialty chemicals directly to end users that incorporate them into their products and to trading companies that then sell our products to final end users. We also assist certain of our long-term customers to source specialty chemicals from other producers in China. Since our establishment in 1996, we have developed a reputation for collaborating with our customers to develop and introduce more sophisticated design processes to produce specialty chemicals that meet their specific requirements. We believe that our strong research and development capabilities, efficient management of the manufacturing process and proven track record give us a competitive advantage over our competitors.

We have a demonstrated record of providing tailored contract manufacturing solutions to end users in the major end markets that use specialty chemicals. In particular, we are a principal supplier of fluorinated specialty chemicals used in the manufacture of thin film transistor liquid crystal displays, or TFT-LCDs, and other electronics. We are also a supplier of fluorinated specialty chemicals to a number of international pharmaceutical companies for use in a number of patented, FDA-approved drugs and to agrochemical companies. We expect that sales of our fluorinated specialty chemicals used in pharmaceutical research, development and manufacturing will benefit from both the rapid pace of pharmaceutical innovation and the introduction of new medicines and recent trends in the pharmaceutical industry towards outsourcing of production of specialty chemicals as well as certain product and research and development functions. We believe we are well positioned to take advantage of increasing market demand for outsourcing of the design and manufacture of more complex and highly engineered specialty chemicals, including both fluorinated and other types of specialty chemicals.

As a result of our process design expertise, research capabilities, efficient use of materials and track record, we have established a loyal base of customers and end users who purchase or use our products and have returned to us with requests for new products. The end users of our products purchase them either directly from us or through chemical trading companies. In 2006, 2007 and 2008, we sold products for 39, 43 and 45 commercialized projects and 49, 56 and 65 pipeline projects to a total of 37, 37 and 55 customers, respectively. Each of our top ten customers in 2006 and nine of our top ten customers in 2007 placed orders for existing or new products in 2007 and 2008, respectively. Our end users include Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. Our end users also include four of the top ten pharmaceuticals companies and one of the top agrochemical companies in the world, as measured by sales in 2007. As of March 31, 2009, we own and operate four production facilities in China with a total maximum production capacity of 1.1 million liters of reactor volume, which we expect will increase to approximately 2.8 million liters by the end of 2009 through expansion of our existing facilities and the opening of new production facilities. Our manufacturing facilities provide the flexibility to produce any of the specialty chemicals we manufacture in varying quantities, as the volume of our individual reactors ranges from 100 liters to 5,000 liters. All of our facilities are compliant with applicable environmental, health and safety laws and regulations in all material respects, and are audited periodically by several end users of our products, including several leading international pharmaceutical companies. As of March 31, 2009, our research and development team included 91 research scientists and technicians, ten and eighteen of whom have Ph.D. and M.S. degrees, respectively, in chemistry, engineering or other related sciences. We are in the process of building a new research and development center in Shanghai that can support up to 350 scientists, and we expect to complete construction in the second half of 2009.

We had sales of RMB580.7 million, RMB589.3 million, RMB944.9 million (US$138.3 million) and RMB200.3 million (US$29.3 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively, and net income attributable to our shareholders of RMB236.5 million, RMB234.0 million, RMB313.8 million (US$45.9 million) and RMB32.7 million (US$4.8 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively.

Our Competitive Strengths

We believe our successful track record and historical growth is a result of: (i) the expertise and knowledge accumulated over many years by our management team, (ii) broad and up-to-date knowledge of design and manufacturing technologies relating to fluorinated chemicals as well as general organic chemistry technologies, (iii) effective staff management with the ability to tailor research staff to particular projects and maintain strong customer relationships, and (iv) our solid understanding of the end market applications used by our customers.

We believe the following strengths enable us to compete effectively and will allow us to continue to capitalize on growth opportunities in the specialty chemicals industry:

•	Strong reputation and experience as a leading China-based manufacturer of specialty chemicals, with a focus on fluorinated specialty chemicals;

•	Flexible and multi-purpose production facilities and manufacturing capabilities;

•	High customer satisfaction, long-term cooperation with customers and ability to respond rapidly to customer requirements;

•	Range of customers in diversified end markets in growing industries;

•	Strong process design and process development expertise in delivering rapid time-to-market production of newly developed products;

•	Experienced and knowledgeable management team; and

•	Strategic position to capitalize on advantages of China-based operations.

Our Strategies

Our objective is to build on our established integrated specialty chemicals platform to become a global leader and innovator in developing and producing complex specialty chemicals targeted at rapidly growing end-markets. We intend to achieve this objective by pursuing the following strategies:

•	Leveraging our strong market reputation and focusing on the production of higher value-added specialty chemicals, particularly for pharmaceuticals;

•	Increasing our manufacturing capacity and research and development capabilities through organic growth and selective strategic acquisitions;

•	Enhancing our operating efficiencies and strengthening management and cost control; and

•	Attracting and retaining high quality talent.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us and our ability to achieve our objectives:

•	Risks associated with operating in the highly competitive and fragmented specialty chemicals industry in China;

•	Risks associated with the key industries in which the products we manufacture are used, including electronics, pharmaceuticals and agrochemicals;

•	Risks associated with our management team’s ability to expand our manufacturing facilities and efficiently utilize our facilities as planned;

•	Risks associated with our management team’s ability to follow technology trends, identify appropriate technologies and know-how and build up a strong pipeline of projects for future growth;

•	Environmental, safety and regulatory risks associated with chemical manufacturing;

•

Risks associated with the global economy and issues relating to outsourcing, including trade policy, regulatory changes, fluctuations in currency exchange rates and consumer demand for products that use our chemicals;

•	Risks and uncertainty resulting from our reliance on a relatively small number of major customers in a relatively small range of industries; and

•

Uncertainties associated with doing business in China, including government regulation of currency conversion, uncertainties in the Chinese legal system and regulations governing the operation of foreign-invested entities in China.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks that we face and that are related to an investment in our ADSs.

Corporate Structure

Shanghai ChemSpec Corporation, or Shanghai ChemSpec, was founded in November 1996 by Dr. Jianhua Yang and Teng Zhou Rui Yuan Fragrance Factory, or Fragrance Factory. In April 2006, Wisecon Limited, or

Wisecon, was incorporated in Hong Kong. The transfer of the equity interests in our operating subsidiaries from Dr. Yang, Yuezhen Zha (Dr. Yang’s wife) and Chongbo Yang (Dr. Yang’s son) to Wisecon was completed in July 2006 for the purpose of establishing a corporate structure to facilitate the raising of capital from investors outside of China. In February 2006, Stanley Space Limited, or Stanley Space, was incorporated in the British Virgin Islands as the holding company of Wisecon. The initial beneficial owner of Stanley Space was Dr. Jianhua Yang. Stanley Space purchased all of the equity interests of Wisecon in April 2006 for HK$1.0. On May 30, 2006, to facilitate investments by foreign financial investors, Chemspec International Limited, or Chemspec, was incorporated in the Cayman Islands. In August 2006, we issued ordinary shares to existing shareholders of Stanley Space in exchange for their respective equity interests in Stanley Space, and Chemspec became the ultimate holding company for our operating subsidiaries.

In addition, we engaged in a series of other reorganization activities in 2006, including the acquisition of the remaining noncontrolling interests in certain of our subsidiaries. We currently conduct substantially all of our operations through the following PRC subsidiaries:

•

Shanghai ChemSpec, our wholly owned subsidiary incorporated in the PRC that (i) provides overall management and operational planning for all of our subsidiaries and (ii) engages in the design, manufacture and sale of complex fluorine-based specialty chemicals;

•	Taixing ChemSpec Specialty Chemicals Co., Ltd., or Taixing ChemSpec, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Shanghai Qi Yue Trading Co., Ltd., or Shanghai Qi Yue, our wholly owned subsidiary incorporated in the PRC that engages in trading activities and arranges the export of our products;

•	Shanghai Wan Su Chemicals Co., Ltd., or Shanghai Wan Su, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Zhejiang Huajing Fluorochemical and Technology Company Limited, or Huajing Company, our 80%-owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Quzhou Kangpeng Chemicals Co., Ltd., or Quzhou Kangpeng, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products; and

•

Jiangsu Wei Er Chemicals Co., Ltd., or Jiangsu Wei Er, our 80%-owned subsidiary incorporated in the PRC that principally engages in the manufacture of specialty chemicals used in agrochemicals and pharmaceuticals.

In addition, we recently established, and obtained the business license for, Binhai Kangjie Chemicals Co., Ltd., or Binhai Kangjie, our 92%-owned subsidiary incorporated in the PRC. Binhai Kangjie’s production facilities are still under construction and are expected to begin partial operations in late 2009 and to be fully operational by 2010. Binhai Kangjie is expected to engage in the manufacture of the full range of our products.

The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this prospectus:

(1)	The remaining equity interests in these entities are held by unrelated third parties.

Convertible Note and Loan Arrangements between Our Chairman and Investors

Dr. Jianhua Yang, our founder, chairman, chief executive officer and controlling shareholder, has entered into convertible loan and notes arrangements with various investors under which those investors are entitled to convert their investments into our shares held by Dr. Yang or entities under his control as described below.

Convertible Loan Agreement

Pursuant to a convertible loan agreement and two supplemental convertible loan deeds entered into between Dr. Yang and SEAVI Advent Asia Investments (II) Ltd., or Seavi, in each case dated as of July 18, 2007, Seavi loaned Dr. Yang US$4 million. The loan is convertible into existing Chemspec ordinary shares beneficially owned by Dr. Yang immediately prior to this offering at a conversion rate of 60% of the price per ordinary share to the public in this offering. The conversion right will expire on June 28, 2009. The loan accrues interest at 8% per annum, payable on the date of repayment of the loan in the event it is not converted into shares. Dr. Yang has agreed, if requested, to use his reasonable efforts to cause us to include Seavi as a selling shareholder in this offering for up to one-third of the shares held by Seavi through conversion under the convertible loan agreement.

Convertible Notes Purchase Agreement

On May 9, 2008, Dr. Yang and Wise Lion Limited, a wholly-owned entity ultimately owned by Dr. Yang’s family trust and through which the trust is entitled to the benefits of the shares in our company, entered into a convertible notes purchase agreement with Chief Victory Limited, Indus Managed Account and Omaha Capital Principals Limited, or collectively the Omaha convertible notes investors. Pursuant to the convertible notes purchase agreement, Dr. Yang and Wise Lion sold an aggregate US$10.0 million in convertible notes to the Omaha convertible notes investors. The notes are convertible, at the option of the Omaha convertible notes investors, into our existing ordinary shares currently held by Dr. Yang through Wise Lion immediately prior to this offering at a conversion rate of 60% of the price per ordinary share to the public in this offering. The notes mature on, and may be converted at any time prior to, December 31, 2009. Dr. Yang has also agreed to use his reasonable efforts to cause us to register shares received by the Omaha convertible notes investors upon any conversion under the convertible notes agreement.

Dr. Yang entered into these transactions in order to increase his personal liquidity while providing several institutional investors with the possibility of gaining an ownership stake in our company over time. For additional information regarding these convertible loan and notes arrangements, see “Principal and Selling Shareholders” and “Shares Eligible for Future Sale—Convertible Loan and Notes Arrangements between Our Chairman and Investors.”

Corporate Information

Our principal executive offices are located at 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China. Our telephone number at this address is (86) 21 5270-2636 and our fax number is (86) 21 5270-2639. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chemspec.com.cn. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, Fourth Floor, New York, New York 10017.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Euro” are to the legal currency of the European Union;

•	“HK$” are to the legal currency of Hong Kong;

•	“ordinary shares” are to our ordinary shares, par value HK$0.01 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“we,” “us,” “our company” and “our” are to Chemspec International Limited, its predecessor entities and its consolidated subsidiaries; and

•	“TFT-LCD” are to thin film transistor liquid crystal displays.

Unless otherwise indicated, information in this prospectus: (i) assumes that the underwriters do not exercise their option to purchase up to an additional              ADSs representing              ordinary shares from us and an additional              ADSs representing              ordinary shares from the selling shareholders; (ii) does not include 49,275,000 ordinary shares issuable upon the exercise of outstanding options to purchase our ordinary shares granted under our 2008 share incentive plan as of the date of this prospectus; and (iii) does not include 129,290,000 additional ordinary shares reserved for future grants under our 2008 share incentive plan.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates through December 31, 2008, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the exchange rate set forth on March 31, 2009, which was RMB6.8329 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business and your investment.” On May 18, 2009, the exchange rate was RMB6.8265 to US$1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs.

ADSs offered by the selling shareholders	ADSs.

ADSs outstanding immediately after the offering	ADSs (or ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after the offering	ordinary shares (or ordinary shares if the underwriters exercise the option to purchase additional ADSs in full).

Listing	We have applied to have our ADSs traded on the New York Stock Exchange, or NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

NYSE trading symbol	CPC

The ADSs	Each ADS represents ordinary shares, par value HK$0.01 per share. The ADSs may be evidenced by American depositary receipts.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

Custodian	Citibank, N.A. – Hong Kong Branch

Options to purchase additional ADSs	We and the selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs representing ordinary shares from us and an additional ADSs representing ordinary shares from the selling shareholders.

Use of proceeds	We will receive net proceeds from this offering of approximately US$ million, or US$ million assuming the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. We intend to use approximately US$45.0 million of the net proceeds we receive from this offering to fund the expansion of our manufacturing capacity.

We may also use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes and for potential acquisition of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Lock-Up	We, our directors and executive officers and all our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of income data and summary other consolidated financial data for the years ended December 31, 2006, 2007 and 2008 other than the earnings per ADS data, and the summary consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of income data and summary other consolidated financial data for the three-month periods ended March 31, 2008 and 2009 and consolidated balance sheet data as of March 31, 2009 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. As described in “Corporate Structure,” our company was created on May 30, 2006 and a series of reorganization and acquisition transactions occurred in 2006. Consequently, the summary consolidated financial data and operating data recognizes the reorganization and acquisition retroactively, as if our company was created and the acquisition occurred as of the beginning of the earliest period presented. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,				Three Months Ended March 31,
	2006	2007	2008	2008	2008	2009	2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Summary Consolidated Statement of Income Data
Sales	580,747	589,349	944,854	138,280	163,195	200,299	29,314
Gross profit	328,549	332,493	394,131	57,681	68,146	75,920	11,111
Income from operations	281,682	273,138	295,526	43,250	46,957	50,081	7,329
Earnings before income taxes	279,929	271,615	285,990	41,855	46,259	47,200	6,908
Income tax (expense) benefit	(43,902)	(37,443)	31,915	4,671	12,478	(10,869)	(1,591)

Net income	236,027	234,172	317,905	46,526	58,737	36,331	5,317
Net loss (income) attributable to non-controlling interests	519	(132)	(4,130)	(605)	(8)	(3,625)	(530)

Net income attributable to our shareholders(1)	236,546	234,040	313,775	45,921	58,729	32,706	4,787

Basic earnings per ordinary share attributable to our shareholders(1)(2)	RMB 0.13	RMB 0.13	RMB 0.17	US$ 0.02	RMB 0.03	RMB 0.02	US$ 0.00
Diluted earnings per ordinary share attributable to our shareholders(1)(2)	RMB 0.13	RMB 0.13	RMB 0.17	US$ 0.02	RMB 0.03	RMB 0.02	US$ 0.00
Basic income per ADS(1)
Diluted income per ADS(1)
Ordinary shares used in computation:(2)(3)
Basic	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000
Diluted	1,800,000,000	1,800,000,000	1,802,742,035	1,802,742,035	1,800,247,705	1,805,723,839	1,805,723,839
Share-based compensation expense during the relevant period included in:
Selling expenses	—	—	12,210	1,788	308	180	26
General and administrative expenses	—	—	1,210	177	1,645	4,009	587
Research and development expenses	—	—	4,497	658	826	1,107	162

(1)	We have been entitled to certain tax holidays and tax refunds in the past. Without applicable tax holidays, our net income attributable to our shareholders for the years ended December 31, 2007 and 2008 and the three months ended March 31, 2008 and 2009 would have been reduced by RMB35.3 million, RMB104.4 million (US$15.3 million), RMB11.3 million and RMB3.2 million (US$0.5 million), respectively, our basic and fully diluted earnings per share attributable to our shareholders for the years ended December 31, 2007 and 2008 and the three months ended March 31, 2008 and 2009 would have been reduced by RMB0.02, RMB0.06 (US$0.01), RMB0.01 and RMB0.00 (US$0.00), respectively, and our basic and fully diluted earnings per ADS for the years ended December 31, 2007 and 2008 and for the three months ended March 31, 2008 and 2009 would have been reduced by RMB , RMB (US$ ), RMB and RMB (US$ ), respectively. The details of income tax refunds we received are as follows:

	Year Ended December 31,				Three Months Ended March 31,
	2006	2007	2008	2008	2008	2009	2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Income tax expenses excluding tax refunds	(43,902)	(37,443)	(26,852)	(3,930)	(3,796)	(10,869)	(1,591)
Income tax refunds	—	—	58,767	8,601	16,274	—	—

Income tax (expense) benefit	(43,902)	(37,443)	31,915	4,671	12,478	(10,869)	(1,591)

(2)	All share and per share data have been presented to give retrospective effect to our reorganization as described above.
(3)	Our company issued 1,800,000,000 ordinary shares in August 2006 in connection with our reorganization in 2006. For the purposes of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented.

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
	(percentage)
Summary Other Consolidated Financial Data
Gross profit margin(1)	57%	56%	42%	42%	38%
Operating profit margin(2)	49%	46%	31%	29%	25%
Net profit margin(3)	41%	40%	33%	36%	16%

(1)	Gross profit margin equals gross profit divided by sales.
(2)	Operating profit margin equals income from operations divided by sales.
(3)	Net profit margin equals net income attributable to our shareholders divided by sales.

	As of December 31,			As of March 31,
	2007	2008	2008	2009	2009
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Total current assets	311,237	559,104	81,825	524,132	76,707
Total non-current assets	252,290	455,776	66,703	505,730	74,014

Total assets	563,527	1,014,880	148,528	1,029,862	150,721

Total current liabilities	168,893	265,293	38,826	236,510	34,613
Total non-current liabilities	—	20,416	2,988	22,557	3,302
Total liabilities	168,893	285,709	41,814	259,067	37,915
Our shareholders’ equity	387,021	721,150	105,540	759,149	111,102
Non-controlling interests	7,613	8,021	1,174	11,646	1,704
Total equity	394,634	729,171	106,714	770,795	112,806

Total liabilities and equity	563,527	1,014,880	148,528	1,029,862	150,721

Summary Operating Data(1)

	Year Ended December 31,
	2006	2007	2008
Commercialized projects:(2)
Number of projects	39	43	45
Average sales volume per project (metric tons)	11.4	12.1	37.1
Average selling price per metric ton (in thousands of RMB)	1,173	971	455
Sales generated from commercialized projects (in thousands of RMB)	521,966	504,824	759,734

Pipeline projects:(3)
Number of projects	49	56	65
Average sales volume per project (kilograms)	210	239	158
Average selling price per metric ton (in thousands of RMB)	2,394	3,491	5,746
Sales generated from pipeline projects (in thousands of RMB)	24,594	46,638	59,171

(1)	In order to provide consistent and comparable operating metrics, we disclose operating data on an annual basis only. We do this to avoid providing trends and data that can be misleading and confusing if interpreted on a less-than-annual basis.
(2)	Represents projects with sales of at least one metric ton during the relevant period, excluding in each case projects categorized as sales of purchased goods, which relate to assisting certain of our long-term customers to source specialty chemicals involving relatively lower levels of technological expertise from other producers in China.
(3)	Represents projects with sales of less than one metric ton during the relevant period.

RISK FACTORS

An investment in our ADSs involves significant risks. You should consult with your own financial and legal advisors and carefully consider, among other matters, the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, as well as other filings we may make from time to time with the Securities and Exchange Commission, or SEC, before you decide to buy our ADSs. If any of the following risks occur, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Company and Our Industry

If we are unable to manage our growth effectively, our business, financial condition and operating results could be harmed.

We have experienced rapid growth, especially since 2003, which has required us to expand our operations and make increasing investments in our management, administrative, operational and financial infrastructure. For example, the number of our employees increased from 118 as of January 1, 2003 to 1,247 as of March 31, 2009. Furthermore, our sales increased from RMB68.9 million in 2003 to RMB944.9 million (US$138.3 million) in 2008. Rapid expansion has placed strain on our management resources and may have led to inefficiencies in our administrative systems or business operations, some of which we have not yet discovered or addressed. It has also placed a strain on our ability to expand manufacturing facilities that can satisfy the increasing number of orders we receive. While our customers typically give us an estimated production plan for a period of two to twelve months, those estimates are not binding. Typically, it takes two to three years from the time that we acquire the land for a production facility for that production facility to begin operations. The relatively short lead-time and non-binding nature of the production estimates that we receive from our customers and the relatively long and capital-intensive process involved in creating new production capacity have made it difficult to anticipate needed production capacity. For example, the lack of growth of our revenues and our net income from 2006 to 2007 resulted in part from the fact that we were producing at or near maximum capacity and were not rolling out our new production facility until late in 2007.

We expect our business to continue to expand significantly as demand for specialty chemicals in our industry increases. For instance, while we increased our production capacity when we opened our new production facility in late 2007 and through our acquisition of Jiangsu Wei Er in February 2008, we may in the future face periods of increasing demand in which we are unable to address increasing orders. Our future prospects will depend in part on the ability of our senior management to successfully manage our operations so that we are able to capitalize on any growth opportunities that arise. In order to be positioned to take advantage of any future growth opportunities that may arise, we must take, among other actions, some or all of the following actions:

•	increase production capacity and output, either at our existing facilities or through the construction or purchase of additional facilities;

•	keep up with evolving industry standards, technologies and market developments, expand research and development capabilities and continue to improve our engineering and manufacturing processes;

•	improve our existing, or implement additional, operational and financial systems, procedures and controls;

•	increase awareness of our brand name, protect our reputation and expand our sales and marketing network and capability;

•	attract, train and retain qualified research and development and operational employees and manage our rapidly growing employee base;

•

retain our key relationships with government agencies, obtain and maintain any governmental approvals required for our business, including current and future product offerings, and respond to changes in the regulatory and policy environment; and

•	integrate any acquired businesses into our operations and realize the potential benefit of our acquisitions.

Furthermore, we need to maintain and expand our relationships with our customers, suppliers and other third parties. If our current and planned operations, personnel, systems, internal procedures and controls are not adequate to support our recent and future growth, then our business and financial condition could be adversely affected. In addition, the success of our growth strategy depends on a number of internal and external factors, such as raw material costs, our ability to increase production capacity and output and our ability to develop and commercialize new products together with our customers and end users. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Our operating history with our current scale and product mix may not serve as an adequate basis to judge our future prospects and results of operations.

Our product mix varies frequently from year to year in accordance with the specific demands and industry of the end users of our products. This in turn can lead to fluctuations in our sales. We had sales of RMB580.7 million, RMB589.3 million, RMB944.9 million (US$138.3 million) and RMB200.3 million (US$29.3 million) and net income attributable to our shareholders of RMB236.5 million, RMB234.0 million, RMB313.8 million (US$45.9 million) and RMB32.7 million (US$4.8 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. In the event that we are unable to expand our business and increase our sales, we may not achieve similar results in future periods. Accordingly, you should not rely on our past results or historical growth rate as an indication of our current or future business, financial performance and prospects.

Among other factors and limitations, you should consider our future prospects in light of the risks and uncertainties experienced by a specialty chemicals company, which is based in China. These risks include, among others, the risk that we will be unable to:

•	retain existing customers and obtain new customers;

•	diversify our revenue sources by successfully identifying market opportunities, developing technologies and processes, achieving economies of scale and commercializing our pipeline products;

•	expand our business and effectively manage our business as it expands;

•	anticipate and respond in a successful and timely way to changes in technology, market developments and regulatory environment;

•	obtain on commercially reasonable terms the licenses required to operate and expand our business;

•	protect our intellectual property and our customers’ intellectual property and manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our prospects, business, financial condition, results of operations and future growth would be adversely affected.

If the end markets for our specialty chemicals decline or do not grow as quickly as we anticipate, or if our customers do not succeed in increasing their market shares in those markets, our business prospects and results of operations could be harmed.

Demand for our products is dependent on demand for the end products that incorporate our products. Most of those end users are in the electronics, pharmaceuticals and agrochemicals industries. While some of our sales are to direct end users, a significant percentage of our sales are made to trading companies that act as middlemen and sell our products to end users for multiple industry applications. Due to this sales model, there is a degree of uncertainty about the identity of the ultimate end users of some of our products, the industries in which our products are used and our estimates of the approximate percentages of sales derived from each end market into which we sell our products. The largest percentage of our sales has historically been derived from products used in the electronics industry, particularly in the manufacture of TFT-LCDs. Historically, the second largest percentage of our sales has been derived from products used in the pharmaceuticals industry and this sector has been increasing in importance to our business. Although it has historically been the smallest source of sales of our products, the agrochemicals industry has also been increasing in importance to our business over time. Our future success depends on the continued growth of these markets as well as the growth, viability and financial stability of our customers and end users and the end-market demand for our customers’ products. If the end markets for our specialty chemicals decline or do not grow as quickly as we anticipate, or if our customers do not succeed in increasing their market shares in those markets, our business prospects, financial condition and results of operations could be harmed. In particular, two of the most important end markets for our products, the electronics and pharmaceutical industries, are characterized by rapid technological changes, short product life cycles, vigorous competition, consolidation and pricing and margin pressures. More recently, significant decreases in demand for consumer electronics brought on by the recent global economic downturn have resulted in decreases in demand for our specialty chemicals used in the manufacture of TFT-LCDs beginning in the first quarter of 2009, which resulted in a decrease in sales from these products during the first quarter. We cannot assure you that demand in the electronics industry will recover in the foreseeable future. In addition, increased sales of our products resulting from anticipated growth in the pharmaceutical and agrochemical industries may be less than expected or may fail to materialize altogether as a result of the global economic slowdown, which could hinder the growth of these end markets or even result in contractions. If anticipated growth in the pharmaceutical and agrochemical industries occurs at a slower rate than expected or fails to occur at all, our strategy to expand our business by continuing to diversify our sales into these end markets may not be successful, which could have a material adverse effect on our business. If any of these risks materialize, we may not grow or our growth may slow and our business, financial condition and operating results could be materially harmed.

We may prove unsuccessful in our ability to manage increased manufacturing capacity and increased research and development capability and we may not realize the anticipated benefits from either or both of these expansions.

We manufacture all of our products and conduct our research and development activities in our facilities in China. Currently, we are in the process of expanding our manufacturing capacity at our existing facilities and through the addition of new facilities. As of March 31, 2009, we owned and operated four production facilities with a total maximum production capacity of 1.1 million liters of reactor volume, which we expect will increase to approximately 2.8 million liters by the end of 2009, 3.6 million liters by the end of 2010, and 3.9 million liters by the end of 2011 through expansion of our existing facilities and the opening of two new production facilities. We are also building a new research and development center in Shanghai that we expect will significantly increase our research and development capabilities. We may further expand our manufacturing capacity in the future. We must devote significant resources to the expansion of our manufacturing capacity and the construction of our new production and research and development facilities. These planned expansions will be expensive, will require a significant amount of management’s time that could otherwise be used in other aspects of our business and may disrupt our operations. We will incur these costs, which may be higher than we anticipate, as well as continuing costs of maintenance and operations for these facilities, even if we are unable to utilize the increased capacity and capability due to decreases in demand for our products, reduced sales volumes or otherwise.

Additional risks associated with increasing our manufacturing capacity and research and development capabilities include:

•	inability to attract and retain manufacturing personnel, or shortages of such personnel;

•	difficulties in achieving adequate yields or quality control from new or expanded manufacturing facilities;

•	inability to quickly implement an adequate set of financial controls to track the increased scale of our business;

•	lack of trained personnel to manage the operations and customer contracts appropriately;

•	wage inflation and unfavorable exchange rates;

•	maintaining customer, supplier and other favorable business relationships during a transition period;

•	effective training of staff to manage new customers and products;

•	unanticipated disruptions in our operations which may impact our ability to make timely deliveries to our customers, produce quality products and ensure overall customer satisfaction;

•	delays in commencing operations at our new and expanded facilities;

•	increased expansion costs as the land surrounding our existing facilities becomes more valuable as our current operations increase the value of nearby properties; and

•	costs required to procure all necessary equipment for these projects and expansion, which may be higher than anticipated.

In the event that we are unsuccessful in our ability to manage and utilize this increased capacity and capability, or if the delays, disruption, or costs related to these projects are greater than we anticipate, our business, financial condition and operating results could be harmed.

Our products, in particular our commercialized projects, may be subject to decreasing pricing trends and reduced margins in the future. If we are unable to successfully replace these products subject to those trends with newer, more profitable products, our sales and future results of operations could be harmed.

Many specialty chemicals, including those that we manufacture, are subject to price declines over time due to competitive forces, while manufacturing and material costs may remain constant or increase. In particular, our average selling price of our commercialized products decreased from RMB1,173,000 per metric ton in 2006 to RMB971,000 per metric ton in 2007 and to RMB455,000 (US$67,000) per metric ton in 2008. As our products enter into a later stage in their lifecycles, the average selling prices of those products may continue to decrease. In addition, many of the raw materials we use, particularly petroleum-based chemicals and solvents, fluorine and hydrofluoric acid, have been subject to significant price increases in recent years. As a result of the decline in average selling prices for our commercialized products and the increase in the cost of the raw materials that we use to produce those products, margins for some of our specialty chemicals have declined and may continue to decline over time. We must continuously transition our product range to newer, more advanced specialty chemicals to command higher margins to maintain our growth and profitability and to offset rising raw material costs. Our profitability also depends on our ability to successfully control costs during the manufacturing process by continuing to increase the efficiency of our manufacturing processes, reduce raw material consumption and increase production yields. In addition, changes in our product mix or production of products with lower average selling prices by new or acquired facilities may negatively affect our overall average selling prices. For example, decrease in the average selling price of our commercialized products between 2007 and 2008 was largely due to the impact of sales of products from our newly acquired facility Jiangsu Wei Er, whose current product mix predominantly consists of products with high sales volumes but low average selling prices. If we are unable to successfully design, manufacture and market new products that command higher average selling prices, or if we fail to effectively increase the efficiency of our manufacturing processes, continue to control manufacturing costs or shift new or acquired facilities to higher value-added products, our business, financial condition and operating results could be harmed.

Our operating results may fluctuate considerably on a quarterly basis. These fluctuations could have an adverse effect on the price of our shares and ADSs.

Our results of operations have fluctuated in the past and may continue to fluctuate significantly on a quarterly basis as a result of a number of factors, many of which are beyond our control. Although many companies may encounter fluctuations in their results of operations, these fluctuations are particularly relevant to us as a result of our current reliance on a limited number of customers, our reliance on purchase orders rather than long-term contracts with our customers, our relatively small size, our limited operating history and the dynamics of operating a business in China. Factors that could cause our results of operations to fluctuate include, among others:

•	seasonal or periodic fluctuations in our customers’ and end users’ businesses, which could cause the timing of their purchases of our products to vary;

•	the timing of purchases made by our customers, which are tied to the needs of such customers and subject to any seasonal or periodic fluctuation in their businesses;

•	the average selling prices of our products;

•	delivery delays, price fluctuations and shortages with respect to raw materials that we acquire from suppliers, outsourced manufactures, and other third parties;

•	the rate and cost at which are able to expand our internal manufacturing capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	timing and changes by our end users in the commercializing their products;

•

unpredictable volume and timing of customer orders, including for sales of purchased goods, most of which are determined not on a fixed contractual basis but rather on a discretionary purchase-order basis

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	unplanned expenses incurred to address contingencies such as manufacturing failures, defects or downtime;

•	costs relating to acquisitions and investments;

•

the effects of the global economic downturn, which has led to decreases in demand for our products, including those used in the manufacture of electronics, especially TFT-LCDs, and which could continue or increase in severity;

•	geopolitical turmoil within any of the countries in which we operate or sell products;

•	foreign currency fluctuations, particularly fluctuations in the exchange rates of the Euro, U.S. dollar and Renminbi;

•	our success in maintaining, establishing and expanding customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our products;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner, and the amount and timing of related research and development costs;

•	the timing of new product or technology announcements or introductions by our competitors and other developments in our competitive environment;

•	litigation involving intellectual property; and

•	international or China-specific economic downturns.

A number of these effects are most noticeable in the first quarter of each year, which is when we generally experience lower demand for our products, in particular commercialized products, than in other quarters.

In addition, as we generally do not enter into long-term contracts with our customers, any decision by one or more of them to reduce or terminate orders during a certain period of time could have an adverse effect on our sales for those periods. We base our planned operating expenses in part on our expectations of future revenue, and as a result, a significant portion of our expenses will be fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would have a material adverse effect on our operating results for that quarter. You should not rely on our results from any quarter as an indication of future performance. Quarterly variations in our operations could result in significant volatility in the market for our ADSs, and the market price for our ADSs might fall below the initial public offering price.

Furthermore, the occurrence of any of the risks described above could result in harm to our business, financial condition and operating results, especially if it continues for a period of time or is not mitigated in subsequent periods.

Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently derive the substantial majority of our sales from a limited number of customers. Our customers consist of the actual end users of our products as well as trading companies that sell our specialty chemicals to third parties. In 2006, 2007, 2008 and the three months ended March 31, 2009, aggregate sales to our three largest customers represented approximately 78%, 65%, 64% and 51% of our sales, respectively. Our two largest customers in 2007, and our three largest customers in 2006 and 2008, each individually accounted for more than 10% of our sales, while our single largest customer accounted for 43%, 39%, 34% and 26% of our total sales in 2006, 2007, 2008 and the three month ended March 31, 2009, respectively. In addition, some of our end users purchase our products indirectly through one or more of our customers that are trading companies. We are unable to fully assess the exact amount of such indirect sales although we are aware of the occurrence of these situations based on various discussions with certain of our end users and customers. Based on the assessments of the amount of sales to our single largest end user, including both direct purchases from us and indirect purchases through trading companies, the percentage of sales accounted for by that end user is larger than the figures indicated above for our single largest customer. Due to the concentration of our business and dependence on a limited number of customers and end users, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and have a material adverse effect on our financial condition, results of operations and prospects:

•	reduction, delay or cancellation of orders or contracts from one or more of our significant customers, and our failure to identify additional or replacement customers;

•	reduction, delay or cancellation of orders to our customers from one or more of the companies to which they sell our products, due to a reduction in their customers’ product sales or otherwise;

•	the decision by one or more of our significant customers to select one or more of our competitors to supply their specialty chemicals needs;

•

loss of one or more of our significant customers and our failure to obtain additional or replacement customers that can replace the lost sales volume at satisfactory pricing, production and other terms;

•	reduction in the price that one or more of our significant customers is willing to pay for our products;

•

any adverse change in the bilateral or multilateral trade relationships among China, the United States, Japan and European countries that could cause us to lose access to certain customers or make such access more difficult; and

•	the failure or inability of any of our significant customers to make timely payment for our products.

We anticipate that our dependence on a limited number of customers will continue in the foreseeable future. In addition, as we generally do not enter into long-term contracts with customers, but receive purchase orders based on the specific needs of our customers, we are frequently subject to the renegotiation of pricing and other terms. We have and may continue to be required to reduce our average selling price in response to competitive pricing pressures. We also do not typically obtain firm purchase orders or commitments from our customers for extended periods. These factors may result in a lack of certainty and predictability about our sales, which may fluctuate unpredictably depending on customer demand and orders. Although we have historically retained many of our largest customers for extended periods, we cannot be certain whether these customer relationships will continue to develop or if these customers will continue to generate significant revenue for us in the future.

In addition, while we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control, which could materially and adversely affect our sales and results of operations. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products also reduce our ability to accurately estimate the future requirements of our customers. The difficultly of forecasting the level of customer orders with certainty makes it difficult to schedule production, order appropriate levels of materials and maximize the utilization of our manufacturing capacity. This could also lead to an inability to meet production demands, which could harm our business, financial condition and operating results.

Our current business and future growth depend in part upon the level of regulatory and commercial success of the end products incorporating our specialty chemicals. If those end products experience regulatory or commercial setbacks, related expenditures and development activities may fall short of our expectations and our business, financial condition and results of operations may be harmed.

Many of the orders we receive are for specialty chemicals used in products still in the development stage or at an early stage of marketing, some of which are subject to regulatory review and approval. Whether those products receive such required approvals and ultimately pass through the test stage and reach a level of commercial production will significantly affect our future sales as we continue to provide specialty chemicals to those customers and end users. In particular, certain of our specialty chemicals are used as intermediates for the research and development of new pharmaceutical compounds. As drug companies seek to develop new drugs that will be successful in the marketplace, they conduct extensive research and development. We supply pharmaceutical companies with pilot quantities of novel fluorinated specialty chemicals for use in their research for commercial production and clinical development. If those products prove effective, obtain governmental approval and achieve marketing success in the future, we may be able to supply them with larger quantities of specialty chemicals. However, if the drug products which use our specialty chemicals do not prove effective, fail to receive regulatory approval or fail to achieve commercial success, we will not be able to increase our sales of those specialty chemicals, which could materially and adversely affect our growth prospects.

If the companies that use our products change their production processes, demand for our specialty chemicals could decline, and our business, financial condition and results of operations could be harmed.

Our specialty chemicals are used in a range of applications. Changes in the production processes used by our customers or the companies that purchase their products could reduce or eliminate demand for the specialty chemicals that we produce or make our specialty chemicals unnecessary. Companies that use our specialty chemicals may also decide to produce or purchase alternative materials or use production processes that no longer require our products. If such a change were to occur, whether due to price, performance or other considerations, we might not be able to supply specialty chemicals that meets those new requirements. For example, the markets for electronics and pharmaceuticals, where many of our specialty chemicals have been used in recent years, are rapidly evolving and demand for our specialty chemicals that are used in these markets could change quickly. Our business, results of operations, and financial condition could be materially and adversely affected if we were unable to successfully adapt to such changes in a timely or cost-effective manner.

Our business and prospects depend on our ability to successfully identify market opportunities for new products, develop new technologies and develop and implement manufacturing processes for commercial production of the new products. If we are not successful in expanding our sales into new product lines, our business, financial condition and results of operations could be harmed.

Our business model depends on our ability to successfully identify specialty chemicals with significant market opportunities for end users, develop new technologies and develop and implement manufacturing processes for commercial production. The manufacture of new and technologically advanced products involves complex and uncertain processes requiring highly skilled engineering and development personnel. If we are unable to successfully develop these products or processes or if the benefits from developing them prove to be less than anticipated, our growth may slow or stall, and we may incur costs that are not offset by sales from the new specialty chemicals. Even if we correctly identify specialty chemicals that offer significant market opportunities, we may be unable to produce new products in a commercially viable manner, if at all.

The applications for specialty chemicals are characterized by rapid technological advances. Our technologies, processes and products may become uncompetitive or obsolete if we are less successful at adapting to new technologies, new processes, new products, changes in customer demand or changes in customer requirements than our competitors. In order to keep pace with technological advances and to retain our competitive position, we will need to invest substantial financial resources to improve our technologies and production processes. If we fail to commercialize our research and development results or to improve our technologies and production processes, we may become less competitive and our results of operations may be negatively affected.

In February 2008, we acquired the Jiangsu Wei Er facility and introduced new technologies and products to this facility, which we use to manufacture large volumes of specialty chemicals for use by customers primarily in the agrochemical and pharmaceutical industries. If we fail to successfully integrate Jiangsu Wei Er’s operations with our business or if the improvements and new technologies we are introducing at Jiangsu Wei Er fail to improve its business or if the products it produces fail to become commercialized, our results of operation and financial condition could be adversely affected.

A payment failure by any of our large customers could significantly harm our cash flows and results of operations.

Consistent with industry practice, under many of our purchase orders with our customers, we offer 30 to 90 days sales credit terms to our customers, unless we receive collateral for the payment obligations. Historically, we have not experienced any significant delay, refusal or inability of our major customers to make timely payments to us, but payment problems may arise in the future. If any of our customers fails to make timely payments, we could experience delays in our cash receivables, incur costs to collect overdue payments, write off accounts receivable or increase provisions made against our accounts receivable, which could adversely affect our cash flows and results of operations.

In the event that we are unable to obtain raw materials in a timely manner and at reasonable prices, our business, financial condition and results of operations would be harmed.

Raw materials accounted for 93.6%, 86.6%, 87.0% and 81.0% of our cost of sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. In addition, raw material costs accounted for 40.7%, 37.7%, 50.7% and 50.0% of our sales in those periods, respectively. While the factors affecting the prices of our raw materials are difficult to predict, changes in the price of raw materials may have a significant impact on our cost of sales. In recent years, the prices of fluorine, hydrofluoric acid, petroleum-based solvents and many of the other raw materials we use have increased significantly. We expect raw material prices to continue to increase. In the event that raw material prices increase above certain levels, the continued production of our products may become uneconomical. Our inability to fully offset the effects of higher raw material costs or to obtain such raw materials on pricing and other terms satisfactory to us could have a material and adverse effect on our financial condition and results of operations.

If we are unable to secure adequate amounts of necessary raw materials, it may limit or prevent us from delivering our specialty chemicals in a timely manner to our customers in the required quantities and at competitive prices, which could result in order cancellations, decreased revenue and loss of market share. We have not entered into any long-term agreements with our suppliers. If we fail to maintain our relationships with our current suppliers or develop relationships with our suppliers on pricing and other terms that are satisfactory to us, or if a supplier fails to supply raw materials that meet our quality, quantity and cost requirements, we may be unable to fill our customers’ orders on a timely and cost-effective basis, which could result in order cancellations, decreased revenue, loss of market share and damage to our reputation.

In the event that the third parties who supply chemical components for our specialty chemicals are unable to deliver those chemical components in a timely manner and at a sufficient quality level, our business, reputation and results of operations could be harmed.

Some of the chemical building blocks involved in the manufacture of specialty chemicals we produce are commodity chemicals, the manufacture of which does not require advanced process or manufacturing expertise. In order to focus on our core competencies, we outsource some of the less advanced production to third-party manufacturers who provide us with components for use in our manufacturing processes. We believe this arrangement is more efficient and economical than producing these chemicals ourselves. While we monitor the quality of the chemical components we receive and carefully select our vendors, we cannot guarantee the quality or timely delivery of the chemical components produced by those vendors. If our vendors fail to timely deliver those chemical components, or if those components are of inadequate quality, our own production could be delayed. While we generally have not experienced problems with quality or timeliness in delivery by these third-party suppliers, we cannot ensure that such problems or delays will not occur in the future. If we experience problems with the quality of outsourced chemical components we purchase or delays in the delivery by these third-party suppliers, our ability to produce and deliver satisfactory quality products in a timely way using those chemicals could be compromised, which could harm our reputation, business and results of operations.

Our independent registered public accounting firm identified two significant deficiencies and certain other control deficiencies in our internal control over financial reporting that require remediation. If we fail to establish and maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud and, as a result, investor confidence and the trading price of our ADSs may be adversely impacted.

Prior to this offering, we operated as a private company and had limited accounting personnel and other resources to address our internal control over financial reporting. Although our independent registered public accounting firm was not required to, and therefore did not, perform an audit on the effectiveness of our internal control over financial reporting in connection with the audit of our consolidated financial statements as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, our independent registered public accounting firm identified two significant deficiencies and certain other control deficiencies, as those terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, in our internal control over financial reporting. The identified significant deficiencies pertain to (i) our having inadequate financial accounting resources for purposes of U.S. GAAP reporting and (ii) a lack of monitoring of the progress of construction-in-progress, or CIP, to ensure a proper recording base. We are in the process of addressing these significant deficiencies and certain other control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” The identified significant deficiencies may indicate a heightened risk that a material misstatement in our financial statements, a violation of laws, rules or regulations or a fraudulent activity will not be prevented or timely detected. In addition, the remedial measures that we have taken or intend to take may not fully address such significant deficiencies, and additional significant deficiencies in our internal control over financial reporting may be identified in the future.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a management assessment of, and a report by our independent registered public accounting firm on, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2010. During the assessment process that we will undertake for compliance with Section 404, we may identify material weaknesses or other significant deficiencies in our internal control over financial reporting that we may not be able to remediate in time to meet the deadline imposed by Section 404, and our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective and may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Our failure to establish and maintain effective internal control over financial reporting could increase the risk of material misstatements in our financial statements and cause failure to meet our financial and other reporting obligations, which would likely cause investors to lose confidence in our reported financial information and lead to a significant decline in the trading price of our ADSs.

We have limited insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of March 31, 2009, we carried approximately RMB535.0 million (US$78.3 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury and third-party liability for all of our operations. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

We face risks associated with the marketing and sale of our specialty chemicals internationally, and the failure to effectively manage these risks could materially and adversely affect our business, prospects, financial condition and results of operations.

In 2006, 2007, 2008 and the three months ended March 31, 2009, sales to customers outside of China represented approximately 52.3%, 74.6%, 48.6% and 63.9% of our sales, respectively. These figures include sales made to Japan, which constituted 57.0%, 67.0%, 36.1% and 33.6% of our sales made outside of China and 29.8%, 50.0%, 17.6% and 21.4% of our total sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. The majority of our products sold to China-based trading companies, which we account for as domestic sales, are ultimately sold to end users in international markets such as Japan, the United States and Europe. We anticipate that revenues derived internationally will continue to be significant to our sales in the near future. The marketing and sale of our products in the international market expose us to a number of risks, including, among others, the following:

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increases in trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	trade disputes between China and other jurisdictions such as Japan, the United States and Europe;

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing and selling efforts in various countries;

•	increased shipping costs; and

•	difficulty and costs related to compliance with the different commercial, environmental and other legal requirements in the various international markets in which we sell our products.

Furthermore, the geographic concentration of our sales in Japan heightens these risks with respect to that region. If any of these risks materialize with respect to Japan, or if economic conditions generally worsen there, or in the event of a natural disaster there, our results may be disproportionately affected and our business may be harmed and we may experience losses. The occurrence of one or more of these risks could materially and adversely affect our business, prospects, financial condition and results of operations.

If we are unable to compete successfully against our current and future competitors, many of which have greater name recognition, resources, experience and larger customer bases than we do, our business, financial condition and results of operations could be harmed.

We compete against a number of Chinese specialty chemicals producers, such as Wuxi Pharmatech Co., Ltd., Asymchem Laboratories Co., Ltd. and Zhejiang Yongtai Chemical Co., Ltd., and foreign specialty chemicals producers, such as Lonza Group Ltd., Evonik Degussa GmbH, Balchem Corporation, Rohm and Haas Company, and Sigma-Aldrich Corporation. We face competition based on a number of factors, including quality, timeliness, good manufacturing practices, depth of customer relationships, pricing, geography and ability to protect confidential information and intellectual property. Many of our competitors have longer operating histories, economies of scale, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, production, distribution, technical and other resources and experience than we do. Our competitors’ greater size in some cases provides them with greater pricing flexibility and a competitive advantage with respect to production costs due to greater economies of scale and their ability to purchase raw materials and utilities at lower prices. In addition, our competitors may be able to devote greater resources to the research and development of technologies, processes and products that are more effective than ours and that may render our technologies, processes or products obsolete or uneconomical. They may also adapt more quickly to new or emerging technologies and changes in customer demand and requirements. In addition, new competitors or alliances among our competitors could emerge and rapidly acquire significant market share. Our failure to maintain a competitive position with respect to technological advances, adapt to changing market conditions or otherwise compete successfully with existing or new competitors could have a material and adverse effect on our business, financial condition and results of operations. In addition, as more Chinese and international chemical manufacturers continue to invest in China and take advantage of lower production and labor costs in China, we may face increasing pricing pressure and decreasing demand for our products and services as well as increasing competition for qualified personnel, which could have a material and adverse effect on our business, financial condition and results of operations.

We also expect increasing competition as new companies enter the market and more advanced technologies become available. Our products and expertise may be rendered obsolete or uneconomical by technological advances or new approaches. The current or future technologies used or developed by our competitors may be more effective or advanced than those used and developed by us. Furthermore, increasing competition increases pricing pressure for our products, which can reduce our profit margins on the products we sell and have a material and adverse effect on our business, financial condition and results of operations.

Our use, production and disposal of hazardous materials subject us to stringent environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences to our business.

Because we use, produce and dispose of hazardous materials and our production processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with national and local environmental, health and safety regulations applicable to us. We believe that we have instituted environmental, health and safety procedures and measures that meet or exceed the standards prescribed by national, provincial and local regulations in China. However, we cannot completely eliminate the environmental, health and safety risks associated with our use, production and disposal of hazardous materials and we have experienced environmental, health and safety incidents at our facilities in the past, including fires, leakages and other accidents, which have resulted in regulatory actions requiring us to take corrective actions and subjected us to fines and other penalties. In some cases, we have been required to temporarily suspend production or cease operations while we performed corrective actions. We believe we are currently in compliance with applicable environmental, health and safety regulations in all material aspects and, aside from a work safety license for Huajing Company for which an application is pending and which is expected to be issued by approximately June 2009, have all necessary environmental, health and safety permits to operate our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental, health and safety regulations or if our application for the work safety license for Huajing Company is denied, we may be subject to significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences to our business, all of which could have a material adverse affect on our business, reputation, financial condition and results of operations.

Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, many of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials, our business, reputation, financial condition and results of operations may be adversely affected.

We use, handle, store and dispose of hazardous materials in our operations, many of which are toxic and flammable. We believe that we have been diligent in designing and implementing procedures and measures to promote occupational health and safety in compliance with the standards prescribed by national, provincial and local regulations in China. However, we cannot completely eliminate the risks of contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials. We have experienced incidents in the past, including fires, leakages and other accidents, and there can be no assurance that such incidents will not occur in the future. In the event of future incidents, we could be liable for any damages that result, including potentially significant monetary damages for any civil litigation or government proceedings related to a personal injury claim, as well as other fines, penalties and other consequences, including suspension or revocation of our licenses or permits or suspending production or ceasing operations at our research and manufacturing facilities, all of which could have a material adverse affect on our business, reputation, financial condition and results of operations. Furthermore, we currently do not carry any insurance coverage for potential liabilities relating to the release of hazardous materials and any release of hazardous materials could cause us further harm.

Our failure to obtain and maintain permits, licenses and registrations necessary to conduct our business could materially harm our business and prospects.

We use hazardous chemicals that are subject to regulation by many national, provincial and local governmental authorities in China. As we grow, we may become subject to additional regulation or higher compliance standards.

In order to obtain regulatory approval of certain new products and production processes, we must, among other things, demonstrate to the relevant authorities that the product is safe for its intended uses and that we are capable of manufacturing the product in accordance with applicable regulations. The process of seeking approvals can be time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. In addition, some of these licenses and permits are subject to periodic renewal. Failure to obtain or maintain any of these permits and licenses could have a material adverse effect on our business and prospects. New laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.

Our business and operations are subject to business interruption risks due to the actions of third parties, which could have a material adverse effect on our business, reputation, financial condition and results of operations.

Due to the nature of our business, we are at risk of business interruption due to the actions of third parties. For example, many of our vendors and subcontractors have operations that are also subject to environmental, health and safety risks associated with the use of hazardous materials. Some of our vendors and subcontractors are, or have been related parties to us, and have experienced environmental, health and safety incidents in the past that have impacted us, including an explosion at a third party facility that resulted in the death of one of our employees. In addition, we may be adversely impacted by incidents at unrelated facilities. For example, Jiangsu Wei Er was ordered to shut down following an accident at an unrelated facility located in the same industrial park while local authorities investigated the accident. Any future environmental, health and safety incidents affecting our vendors and subcontractors may result in significant regulatory actions, fines and other penalties, including restrictions, prohibitions or sanctions on their operations, and could impair their ability to perform their contracts with us or could otherwise subject us to liability, all of which could have a material adverse affect on our business, reputation, financial condition and results of operations. In addition, there can be no assurance that we will not be adversely affected by incidents at unrelated facilities. Furthermore, we currently do not carry any business disruption insurance coverage and any business disruption could cause us further harm.

Any failure by us to satisfy our end users’ reviews and inspections could harm our reputation and our business, financial condition, results of operations and prospects.

Several end users of our products, including several leading international pharmaceutical companies, routinely audit and inspect our facilities, processes and practices to ensure that our services meet their internal standards and the regulatory standards applicable to them. The internal standards and regulatory standards applicable to these end users may change at any time, which may cause us to incur additional expenditure in order to comply with these standards, and any inability to comply may result in a loss of business. Any failure to complete these audits or inspections to these end users’ satisfaction in the future could significantly harm our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.

If we are unsuccessful at expanding into new product lines, our business and results of operations may suffer. In addition, our business and prospects depend on our ability to successfully identify market opportunities for new products, develop new technologies and develop and implement manufacturing processes for commercial production of the new products.

Our business model depends on our ability to successfully identify specialty chemicals with significant market opportunities for end users, develop new technologies and develop and implement manufacturing processes for commercial production. The manufacture of new and technologically advanced products involves a complex and uncertain process requiring highly-skilled engineering and development personnel. We may be unable to produce new products in a commercially viable manner, or at all. In addition, as specialty chemicals are characterized by rapid technological advances, our technologies, processes and products may become uncompetitive or obsolete if our competitors adapt more quickly or cost effectively than we do to new technologies, processes and products or changes in customer demand or requirements. In order to keep pace with technological advances and to retain our competitive position, we will need to invest substantial financial resources to improve our technologies and production processes. If we fail to commercialize our research and development results or to improve our technologies and production processes, we may become less competitive and our results of operations may be negatively affected. Furthermore, we cannot assure you that products, technologies and processes that we have developed will permit cost effective commercial production on a larger scale.

Our production activities are and will continue to be conducted in concentrated locations. Damage to or disruptions at our production or research and development facilities could materially and adversely affect our business, financial condition and results of operations, especially since we do not have any business interruption insurance.

Our four operating production facilities are located in Shanghai and in Jiangsu and Zhejiang provinces, making our operations particularly vulnerable to natural and other disasters that may occur in those provinces. Operating hazards, natural disasters or other unanticipated or catastrophic events, including power interruptions, water shortages, storms, typhoons, fires, explosions, earthquakes, terrorist attacks, wars, and labor disputes in and around these provinces could cause damage to or destroy our facilities or equipment therein. Any of these or similar events could significantly impair our ability to operate our business, as well as delay our research and development activities and commercial production. Our facilities and equipment are expensive and potentially difficult and time-consuming to repair or replace. Catastrophic events may also result in damage to or the destruction of inventory located in our production facilities. In addition, we do not carry any business interruption or other insurance that would compensate us in the event of a loss of this type. The occurrence of such an event could result in substantial costs and diversion of resources, and our business, financial condition and results of operations may be materially and adversely affected.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continuing service of our executive officers. In particular, we depend on the services of Dr. Jianhua Yang, our founder, chairman of our board of directors and chief executive officer and Dr. David Yunhung Tang, our executive vice president, and other members of our senior management team. We do not currently maintain key employee life insurance for Drs. Yang or Tang or for any of our other employees. If one or more of our executive officers is unable or unwilling to continue serving in his or her present position, we may not be able to find a suitable replacement. As a result, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new executive officers.

If our business grows rapidly, we may not be able to train and integrate new executive officers and operations staff into our operations in a timely manner to cope with the growing demands of our business. In addition, if any of our executives or other key employees joins a competitor or forms a competing company, we may lose some of our customers and our trade secrets could be compromised. Since our executive officers reside and hold most of their assets in the PRC, disputes that arise between us and our executive officers will most likely be resolved through the PRC legal system. Given the uncertainties associated with the PRC legal system, we may be unable to enforce employment agreements in that jurisdiction. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Because competition for highly skilled employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business and our expected growth.

Due to the specialized and technical nature of our business and our reliance on proprietary manufacturing technologies, processes, patents and trade secrets, our future performance is largely dependent on the continued service of, and on our ability to attract and retain, qualified scientific, technical, marketing and support personnel. Approximately 20% of our employees are production engineers, technicians or research scientists, who have specialized experience and education. We compete with competitors and other employers, including chemical and engineering companies, for these qualified and experienced science and technology professionals. Without sufficient numbers of skilled employees, our operations would suffer from, among other things, deteriorating production standards and decreasing capacity utilization. Competition for such skilled personnel is intense, and replacing qualified employees is difficult. In order to effectively hire and retain a sufficient number of employees with the skills, experience and education that we require to operate and expand our business, we may be required to offer higher compensation and other benefits, which could materially and adversely affect our business, financial condition and results of operations. If we are unable to attract, retain and motivate our scientific, technical, marketing and support personnel, our business and prospects could be materially and adversely affected. Furthermore, we may not be able to hire sufficient numbers of skilled and experienced employees to replace those who leave, and we may be unable to redeploy and retrain our professionals to keep pace with continuing changes in technology, evolving standards and changing customer demands, which could adversely affect our business and prospects.

Our patents and other intellectual property are important assets to us, and if we are unable to protect them, our business, financial condition and results of operations may be harmed.

Our commercial success will depend in part on our ability to obtain and enforce trade secret and patent protection for our technologies, know-how, processes and products against third-party challenges. We will only be able to protect our technologies, processes and products from unauthorized use by third parties to the extent that we obtain valid and enforceable intellectual property rights with respect to them. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means may only provide limited protection and may not adequately protect our exclusive proprietary interest or permit us to gain or keep our competitive advantage.

Because most of our technologies and production methods or processes involve unpatented, proprietary technology, processes, know-how and data, we primarily rely on trade secret protection and contractual restrictions to safeguard our interests. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, including requiring our employees, consultants, contractors or scientific and other advisors to enter into confidentiality agreements with us and endeavoring to induce the parties with whom we collaborate on research projects including the end users of our products, enter into confidentiality agreements, such persons may still disclose our information to competitors in violation of their agreements. In addition, confidentiality agreements may not be enforceable or provide an adequate remedy in the event of unauthorized use or disclosure. It may be difficult to prove or enforce a claim that a third party had illegally obtained and used our trade secrets. Our enforcement efforts would be expensive and time-consuming and the outcome would be unpredictable. In addition, our competitors may independently develop technologies that are equivalent to our trade secrets, in which case we would not be entitled to enforce our trade secrets and our business and prospects could be harmed.

As of the date of this prospectus, we hold six patents and have twenty patent applications pending in China. We do not hold any patents and have not submitted any applications for any patents outside of China. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at reasonable costs or in a timely manner. Despite efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. Changes in either the patent laws or in interpretations of patent laws in China or other countries may diminish the value of our intellectual property. Accordingly, there is a risk that we will be unable to fully enforce our patents because we may not be able to claim protection for all the necessary components of our patents.

In addition, we have sold, and expect to continue to sell, a substantial portion of our products outside of China, where we currently have no patent protection. In these jurisdictions, others may independently develop substantially equivalent technologies or processes, or otherwise gain access to our proprietary technologies or processes, and obtain patents for such intellectual properties, including in countries where we sell our products, which could allow those patent holders to prevent us from selling any of our products that infringe those foreign patents in those countries.

If we are not able to protect our trade secrets and obtain and defend our patents, we will not be able to exclude competitors from developing or producing competing products using the relevant technologies or processes, thereby adversely affecting our competitiveness which may materially and adversely affect our business, financial condition, results of operations and prospects.

In the event that our patents are challenged, invalidated or held unenforceable or we are found to infringe third party rights, our business, financial conditions and results of operations could be harmed.

The existence of a patent may not necessarily protect us from competition, as any issued patent may be challenged, invalidated or held unenforceable. Competitors may successfully challenge our patents, produce similar products using processes that do not infringe our patents or produce products in countries where we do not have patents. In addition, it is possible that competitors could, under PRC patent law, apply for and obtain a compulsory license to our patents should we refuse to grant a license under those patents on reasonable terms. The occurrence of any of these events could hurt our competitive position and decrease our revenues from product sales.

Furthermore, the existence of a patent does not provide assurance that the production, sale or use of our products does not infringe the patent rights of another. Third parties may also have blocking patents that could be used to prevent us from marketing products utilizing our patented technologies or processes. In addition, it takes many years for patent applications to go through the approval process and become issued patents, so it is possible that our technologies, processes or products may infringe patents that have not yet been issued. Specifically, in China and many other jurisdictions, the term of patent protection starts from the date the application is first filed. Therefore our attempt to enforce any PRC patents may be defeated by third-party patents issued on a later date if the applications for those patents were filed before ours and the technologies or processes underlying such patents are the same or substantially similar to ours. In such a case, a third party with an earlier application could force us to pay to license its patented technology, sue us for patent infringement and challenge the validity of our patents. If a third party were to sue us for infringement, the litigation would divert substantial management time and resources, regardless of whether we were ultimately successful. Further, we could be liable for monetary damages and forced to redesign, which might prove impracticable impossible or too costly our technology to avoid the infringement.

In addition, as we currently have no patent protection outside of China, if any third party successfully obtains patents in any of our markets outside of China covering technologies or processes that we use and enforce their patents against us, we may be prevented from selling products produced from the allegedly infringing technologies in those markets, which may materially and adversely affect our business, results of operations and prospects.

If we fail to protect the intellectual property rights of our customers, we may be subject to liability for breach of contract and our reputation may be damaged.

Protection of intellectual property associated with our production, particularly the production of intermediates used in pharmaceuticals, is critical to our customers. In manufacturing specialty chemicals used in pharmaceuticals, our customers often provide with confidential information and intellectual property, which we have a contractual duty to protect. As a result, our success depends in substantial part on our ability to protect the proprietary rights of our customers. Protecting the intellectual property of our customers is particularly important to us given we are located in China, and Chinese companies and the Chinese legal system traditionally have not protected intellectual property to the same extent as their counterparts in the United States and other jurisdictions. Despite measures we take to protect our and our customers’ intellectual property, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Any unauthorized disclosure of our customers’ proprietary information could subject us to liability for breach of contract, as well as significant damage to our reputation, which could materially harm our business, financial condition, results of operations and prospects.

Litigation involving our intellectual property rights could prove costly, and either those costs or an adverse result in an intellectual property dispute could materially and adversely affect our business, financial condition and results of operations.

We may become a party to future litigation by third parties based on claims that our technologies, processes or products infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. We may also initiate lawsuits to defend the ownership or inventorship of our inventions and our trade secrets. Notably, enforcement of intellectual property rights may be more difficult and/or less effective in China when compared to other jurisdictions, such as the United States, that have a longer history of recognizing and enforcing intellectual property rights. Litigation relating to intellectual property rights is costly and diverts technical and management personnel from their normal responsibilities. Furthermore, we may not prevail in any such litigation or proceeding. A determination in an intellectual property litigation or proceeding that results in a finding of non-infringement by others to our intellectual property or an invalidation of our patents may result in the use by competitors of our technologies or processes and sale by competitors of products that resemble our products. In addition, a determination that we have infringed on the intellectual property rights of another may require us to do one or more of the following:

•	pay monetary damages to the other parties to compensate for their loss, which could adversely affect our financial condition and results of operations;

•	cease selling any of our infringing products, which could adversely affect our revenues;

•	cease use of infringing production processes, which could make our products less competitive;

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obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, or at all, and such license may be non-exclusive and allow one or more of our competitors to have access to the same technology licensed to us; or

•	redesign our technologies, processes or products to make them non-infringing, which would be costly and time-consuming, or may not be possible at all.

Any adverse outcome from such litigation, or the time and cost of the proceedings themselves, could materially and adversely affect our business, financial condition and results of operations. In addition, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation.

Fluctuations in exchange rates could adversely affect our business and your investment.

Our sales are currently denominated in U.S. dollars, Euros and Renminbi, and our costs and expenses are primarily denominated in Renminbi. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign-currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, the Japanese Yen, the Euro and the Renminbi, affect our net profit margins and result in foreign-currency-exchange gains and losses on the corresponding assets and liabilities. For example, we incurred a total net foreign currency loss of RMB7.1 million (US$1.0 million) in 2008 including a net foreign currency exchange loss of RMB9.5 million (US$1.4 million) recognized in our statement of income offset by a foreign currency translation adjustment of RMB2.4 million (US$0.4 million) through other comprehensive income as a component of equity. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur material net foreign currency losses in the future.

In addition, the change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.4% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and March 31, 2009. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar. Because we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Consequently, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

In addition, an appreciation in the value of the Renminbi against foreign currencies could make our products more expensive for our international customers, which could adversely affect our international sales. Appreciation of the Renminbi could also reduce the competitiveness of the products of our PRC customers in the international market, which may potentially lead to a reduction in their orders from us and negatively affect our sales and results of operations. Furthermore, many of our competitors are foreign companies that could benefit from such currency appreciation, making it more difficult for us to compete against these companies. On the other hand, depreciation in the value of the Renminbi against foreign currencies could increase the costs of the raw materials we purchase from foreign suppliers.

Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and the failure to do so could have a material adverse effect on our market penetration, revenue growth and prospects.

As part of our plan to sustain business growth, we intend to make strategic acquisitions and investments and to establish and maintain joint ventures and strategic relationships with third parties. We may engage in such activities to gain expertise in performing certain process design and development, production and logistical activities, access to raw materials, equipment and facilities or support our marketing and sales activities. In addition, we may enter into strategic relationships with third parties to gain access to capital or funding for research and development programs, process development programs and commercialization activities, or to reduce the risk of developing and scaling-up for commercial production of pipeline products.

Our strategic acquisitions, investments, joint ventures and strategic relationships with third parties may not be beneficial for our business. Furthermore, exploration into these transactions, whether or not actually consummated, could require us to incur significant expenses and could divert significant management time and attention from our existing business operations, which could harm the effective management of our business. This could have a material adverse effect on our market penetration, revenues growth and results of operations. In addition, strategic acquisitions, investments and relationships with third parties could subject us to a number of risks, including:

•	our inability to integrate new operations, products, personnel, services or technologies;

•	unforeseen or hidden liabilities, including exposure to lawsuits associated with newly acquired companies;

•	the diversion of resources from our existing businesses;

•	disagreement with joint venture or strategic relationship partners;

•	our inability to generate sufficient revenues to offset the costs and expenses of strategic acquisitions, investments, joint venture formations, or other strategic relationships; and

•	potential loss of, or harm to, employees or customer relationships.

Any one or more of these events could impair our ability to manage our business, result in our failure to derive the intended benefits of the strategic acquisitions, investments, joint ventures or strategic relationships, result in us being unable to recover our investment in such initiatives or otherwise have a material adverse effect on our business, financial condition and results of operations.

Our future liquidity needs are uncertain and we may need to raise additional funds in the future.

We may need to raise additional funds within the foreseeable future if our expenditures exceed our current expectations. This could occur for a number of reasons, including, for example, if we decide to devote a significant amount of financial resources to the research and development of projects that we believe to have significant commercial potential. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by early stage China-based companies; and

•	economic, political and other conditions in China and elsewhere.

If our revenues are not sufficient to meet our operational needs and capital requirements or if we have future liquidity needs or other business reasons, we may need (or we may elect) to sell additional equity or debt securities or borrow funds to raise capital. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends.

Our largest shareholder, who holds a significant portion of our outstanding equity, may have substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Dr. Jianhua Yang, our founder, chief executive officer and chairman of our board of directors, currently beneficially owns approximately 75.46% of our outstanding share capital and will beneficially own approximately             % of our outstanding share capital upon completion of this offering. As such, Dr. Jianhua Yang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might negatively impact the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

We purchase raw materials from Jiangsu Kangpeng Nong Hua Company Limited, or Kangpeng Nong Hua, an entity in which Dr. David Yunhung Tang, our executive vice president and director, has a 44.1% equity interest and Dr. Yang indirectly has a 23.5% equity interest. We have made interest-free loans and trade advances to Kangpeng Hong Hua in the past. These relationships could result in conflicts of interest between Kangpeng Hong Hua on the one hand, and us, on the other hand. See “Related Party Transactions—Transactions with Jiangsu Kangpeng Nong Hua Company Limited.”

Our grant of employee share options, restricted shares or other share-based compensation and any future such grants could have an adverse effect on our net income.

We adopted a share incentive plan in 2008 and have granted share options under this share incentive plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004) Share-based Payment, or Statement 123R. Statement 123R, which became effective in our first quarter of 2006, prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our ordinary shares. Statement 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our share incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Current or worsening economic conditions could adversely impact our business.

Since early 2008, there has been a significant deterioration in the U.S. and global economy, which many economic observers expect to worsen and be prolonged. In addition, liquidity has contracted significantly. We face risks attendant to changes in consumer demand for products that incorporate our specialty chemicals, economic environments, changes in interest rates and instability in securities markets around the world, among other factors. In particular, the worsening economic climate has resulted in decreased industrial output and decreased consumer demand for products including consumer electronics, which beginning in early 2009 has resulted in decreased demand for our specialty chemicals used in the manufacture of TFT-LCDs. The adverse economic condition will affect consumer and business spending generally, which will result in decreased demand for products that incorporate our specialty chemicals and have an adverse affect on our results of operations.

Risks Related to Doing Business in China

Substantially all of our operations are conducted in China. Accordingly, to a significant extent, our business, financial condition, results of operations and prospects are subject, to economic, political and legal developments in China.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and has spread to other countries. Cases of swine flu have been reported in Hong Kong and mainland China. If the outbreak of swine flu were to become widespread in China or increase in severity, it could have an adverse effect on economic activity in China, and our business and operations could be adversely affected. Any future natural disasters or health epidemics in the PRC could also have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct the majority of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. By way of further example, although required by PRC law, many foreign-invested enterprises, including our PRC subsidiaries, have not historically obtained approvals from the National Development and Reform Commission, or NDRC, or its counterparts before receiving the approval from the Ministry of Commerce or its counterparts for their establishment. However, the legal consequence for failure to obtain the NDRC approval by those foreign-invested enterprises, including our PRC subsidiaries, is not prescribed under the current PRC law. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Unauthorized use of our intellectual property by third parties and the expenses we might need to incur in protecting our intellectual property rights, may adversely affect our business.

Our patents, trade secrets and other intellectual property are important to our success. In particular, our proprietary manufacturing processes, many of which we protect as trade secrets, are important to our business and we believe are one of our competitive advantages. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on patent law, trade secret protection and confidentiality agreements with our employees, clients, business partners and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation, which could adversely affect our competitive position, our ability to attract customers, and our results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our results of operations and competitive position.

Substantially all of our business operations are conducted in China with some of our sales made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign-currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to control the pace of economic growth. These actions, as well as future actions and policies of the PRC government, could cause decreased economic activity in China and could materially affect our business, liquidity, access to capital, results of operations and financial condition.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has contentious relations with some of its neighbors, most notably Taiwan. A significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that would be adverse to our business interests.

We rely on dividends paid by our consolidated subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As of March 31, 2009, our PRC subsidiaries had allocated RMB215.0 million (US$31.5 million) to these reserves, consisting of paid-in capital and statutory reserves. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5%.

The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China that are foreign-invested enterprises to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or the SAFE, or its local branch.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to complete these government registrations or obtain the government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to complete these registrations or obtain the approvals, our ability to use the proceeds we receive from this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

The approval of the PRC Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay this offering and the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and could also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the new M&A rule, which took effect on September 8, 2006, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule also contains a provision requiring offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this new M&A rule is currently unclear. However, our PRC counsel, Jin Mao PRC Lawyers, has advised us that based on its understanding of the current PRC laws, rules and regulations and the new M&A rule, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the new M&A rule due to the fact that each of them was already a foreign-invested enterprise before September 8, 2006, the effective date of the new M&A rule.

Jin Mao PRC Lawyers has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the new M&A rule.

However, if the CSRC or another PRC regulatory agency subsequently determines CSRC prior approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

We cannot predict when the CSRC may promulgate additional implementing rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Furthermore, any delay in the issuance of such implementing rules or guidance may create additional uncertainties with respect to this offering. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under this new PRC regulation. Uncertainties and/or negative publicity regarding this new PRC regulation could have a material adverse effect on the trading price of our ADSs.

The new M&A rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The new M&A rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the new M&A rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to penalties, limit our ability to distribute capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute funds to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, or the SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the SAFE Circular No. 75 as SPVs. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their SPVs undergoes a material event involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requests PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to make overseas investment foreign exchange registration with the SAFE. Our current beneficial owners have made the registration successfully. However, any failure by beneficial owners of our ordinary shares to amend their registration or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Circular No. 75 could subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions. See “Regulation of Our Industry—Foreign Exchange Regulation.”

Under the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation guidance on the rule, issued in January and March 2007, respectively, by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent who may be the PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these regulations when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules were only recently promulgated, it is currently unclear as to how they will be interpreted and implemented. See “Regulation of Our Industry—Regulations Relating to Employee Share Options.”

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. According to the Double Taxation Arrangement, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5%. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us through our Hong Kong subsidiary by our subsidiaries in China may be subject to the 5% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our stock may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. According to the Double Taxation Arrangement, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5%. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Governmental control of currency conversion may limit our ability to receive dividends from our subsidiaries in China.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, debt service or payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are allowed to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, the PRC government may take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one subsidiary borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts, and if we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our subsidiaries to obtain foreign exchange through debt or equity financing.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, many PRC laws and regulations are uncertain in their scope, and the implementation of such laws and regulations in different localities could have significant differences. In certain instances, local implementation rules and the actual implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all the applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not later determine that we have not been in compliance with certain laws or regulations. In particular, there is a PRC regulation requiring all employees to make contributions to a housing provident fund based on their salary level and their employers to match such contributions. However, some employees are reluctant to make such contributions as they do not perceive such contribution will benefit them, and this regulation generally has not been rigorously enforced. We have allowed our employees to make contributions on a voluntary basis and then match their contributions. However, we cannot assure you that in the future the PRC government will not start to enforce this regulation more rigorously. Although there are no material penalties stipulated in this regulation, if we are found to not be in compliance, we may be required to bring current any past deficiencies, which could adversely affect our financial condition and results of operations.

The continuation or worsening of recent trends toward price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

In recent years, inflation in China has increased. According to the China Statistics Bureau, consumer price inflation in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Because we purchase raw materials from suppliers in China, this price inflation has increased the costs of the raw materials we must purchase for production. This trend risks counteracting the competitive advantage we enjoy as a result of the relatively lower production costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, including with respect to our products, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Accordingly, continuing or increasing inflation in China may weaken our competitiveness in our markets and have a material adverse effect on our business and results of operations.

Risks Related to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid for them, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the New York Stock Exchange, or NYSE, but, even if we are approved for listing on the NYSE, a liquid public market for our ADSs may not develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline significantly below the initial public offering price.

The market price for our ADSs may be volatile, which could result in substantial losses to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond our control and which may occur regardless of our actual operating performance, including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us, our customers or our competitors;

•

announcements regarding patent or other intellectual property litigation or the issuance of patents to us or our competitors or updates with respect to the enforceability of patents or other intellectual property rights generally in China or internationally;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other specialty chemicals companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Any of these factors could result in large and sudden changes in the volume and trading price of our ADSs and could cause holders of our ADSs to incur substantial losses. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Because the initial public offering price is substantially higher than our pro forma net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per-ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our pro forma net tangible book value per ADS as of             , 2009, after giving effect to this offering and an assumed initial public offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales of our ADSs or the anticipation of future sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have              ordinary shares outstanding, including              ordinary shares represented by              ADSs sold in

this offering. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining              ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day lock-up period, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the lead underwriter. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted our amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted. See “Description of Share Capital—Ordinary Shares—Issuance of Additional Shares.”

Certain actions require the approval of a supermajority of at least two-thirds of the members of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. See “Description of Share Capital—Ordinary Shares—Actions Requiring the Approval of a Supermajority of our Board of Directors.”

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, which will become effective upon completion of this offering, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is lawful and reasonably practicable to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, many of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforcement of Civil Liabilities.”

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We have not allocated a portion of the net proceeds to us from this offering to any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether or not such proceeds are being used appropriately and must rely on the judgment of our management regarding their application. The proceeds we receive may be used for corporate purposes that do not improve our profitability or increase our ADS price. Moreover, the proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2009 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our ADSs to decline.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules and regulations implemented by the SEC and the NYSE, have required significantly heightened corporate governance practices to be kept by public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public-company reporting requirements, and such personnel may command high salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•

the significant risks, challenges and uncertainties in the specialty chemicals industry and for our business generally, including our beliefs regarding the cost advantages and scalability provided by our chemical processes;

•	outsourcing and other trends in the specialty chemicals industry in China;

•	our ability to offset anticipated increases in raw material and other costs that could compress or decrease our gross margins;

•	our current expansion strategy, including our ability to expand production capacity and outputs;

•

market demand, including demand for our products and services by our customers and demand for the products that incorporate our products, including electronics, pharmaceutical products and agrochemicals;

•	the global economic downturn and its effect on our business and operations;

•	our beliefs regarding our strengths and strategies;

•	our ability to maintain strong relationships with suppliers or customers;

•	our beliefs as to the regulatory environment in China and in other jurisdictions in which we sell our products;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our beliefs regarding the competitiveness of our products or pipeline products;

•	market acceptance of our products and pipeline products and our ability to attract new customers;

•	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

•	our planned use of proceeds;

•	our ability to obtain permits and licenses to carry on our business; and

•	our future prospects, business development, results of operations and financial condition.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or US$             million if the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

We intend to use approximately US$45.0 million of the net proceeds we receive to fund the expansion of our manufacturing capacity.

We may also use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes and for potential acquisitions of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies. We do not have specific plans and are not currently engaged in any discussions or negotiations for any acquisitions.

The foregoing estimates of the use of our net proceeds from this offering represent our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has complete discretion on whether to pay dividends on our shares. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We paid dividends of RMB164.6 million in 2006 and RMB19.4 million in 2007. In addition, in 2006, we made a distribution of RMB99.9 million to shareholders in connection with our reorganization. We made no dividend payments in 2008. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders equal to an aggregate of no less than 10% of our net income determined in accordance with U.S. GAAP for each such year. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China. Each of the operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See “Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

In addition, under a new PRC tax law that became effective in January 2008, dividends paid from our PRC subsidiaries to us through our Hong Kong subsidiary will be subject to a withholding tax at a rate of 5%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. See “Taxation—People’s Republic of China Taxation.” We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of the corresponding numbers of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the issuance and sale of              ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The as-adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2009
	Actual		As adjusted
	RMB	US$	RMB	US$
	(in thousands)
Our shareholders’ equity:
Ordinary shares: HK$0.01 par value, 20,000,000,000 shares authorized; 1,800,000,000 shares issued and outstanding	18,446	2,700
Additional paid-in capital	35,893	5,253
Statutory reserve	45,837	6,708
Retained earnings	652,227	95,454
Accumulated other comprehensive income	6,746	987

Total of our shareholders’ equity	759,149	111,102

Total capitalization	770,795	112,806

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2009 was approximately RMB             million (US$             million), or RMB             (US$            ) per ordinary share and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after March 31, 2009, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $             per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of March 31, 2009 would have increased to US$             million, or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per-share dilution:

Estimated initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of March 31, 2009	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, or by US$             per ordinary share and by US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2009, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADSs
	Number	Percent	Amount	Percent

Existing shareholders		%	US$		%	US$	US$
New investors		%			%	US$	US$

Total		%	US$		%

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$            , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The dilution to new investors will be US$             per ordinary share and US$             per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

The discussion and tables above also assume no exercise of any outstanding share options. We adopted our 2008 share incentive plan on January 1, 2008. As of March 31, 2009, there were outstanding unconditional options to purchase 35,622,500 of our ordinary shares and conditional options to purchase 13,652,500 of our ordinary shares under the 2008 share incentive plan. As of             , 2009, there were              million ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$             per share, and there were              additional ordinary shares available for future issuance upon the exercise of future grants under our 2008 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in and from China with a substantial portion of our sales denominated in U.S. dollars, while a significant portion of our costs and expenses is denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then-current exchange rate solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8329 to US$1.00, the exchange rate set forth as of March 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 18, 2009, the exchange rate was RMB6.8265 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6081	7.3040	7.8127
2008	6.8225	6.9193	7.2946	6.7800
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009 (through May 18)	6.8265	6.8312	6.8176	6.8470
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8241	6.8470
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8180	6.8361
May (through May 18)	6.8265	6.8215	6.8176	6.8265

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Jin Mao PRC Lawyers, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law.

Jin Mao PRC Lawyers has advised us further that the recognition and enforcement of foreign judgments in the PRC are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of income data and selected other consolidated financial data for the three years ended December 31, 2006, 2007 and 2008, other than the earnings per ADS data, and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following selected consolidated statement of income data for the year ended December 31, 2005 and consolidated balance sheet data as of December 31, 2006 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The following selected consolidated statement of income data for the year ended December 31, 2004 and consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our books and records for the year ended December 31, 2004 and as of December 31, 2004 and 2005. The following selected consolidated statement of income data and selected other consolidated financial data for the three-month periods ended March 31, 2008 and 2009 and consolidated balance sheet data as of March 31, 2009 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the selected consolidated financial data in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. As described in “Our Corporate Structure and History,” our company was created on May 30, 2006 and a series of reorganization and acquisition transactions occurred in 2006. Since Dr. Jianhua Yang, our controlling shareholder, was also the controlling shareholder of our subsidiaries before they were acquired by us, our acquisition of the subsidiaries was accounted for as a transfer of equity interests between entities under common control. Consequently, the selected consolidated financial data and operating data recognize the reorganization and acquisition retroactively, as if our company was created and the acquisition occurred as of the beginning of the earliest period presented.

	Year Ended December 31,						Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statement of Income Data
Sales	145,932	350,954	580,747	589,349	944,854	138,280	163,195	200,299	29,314
Gross profit	52,829	174,403	328,549	332,493	394,131	57,681	68,146	75,920	11,111
Selling expenses	(3,194)	(5,624)	(8,798)	(10,234)	(11,871)	(1,737)	(4,009)	(2,923)	(428)
General and administrative expenses	(7,124)	(23,205)	(22,714)	(30,934)	(58,140)	(8,509)	(12,319)	(13,504)	(1,976)
Research and development expenses	(4,743)	(6,587)	(18,648)	(18,169)	(27,483)	(4,022)	(4,798)	(8,772)	(1,284)
Income from operations	37,554	139,726	281,682	273,138	295,526	43,250	46,957	50,081	7,329
Foreign currency exchange loss, net	(48)	(1,126)	(1,951)	(2,036)	(9,513)	(1,391)	(799)	(2,740)	(401)
Earnings before income taxes and extraordinary item	37,349	138,740	279,929	271,615	285,990	41,855	46,259	47,200	6,908
Income tax (expense) benefit	(4,646)	(15,041)	(43,902)	(37,443)	31,915	4,671	12,478	(10,869)	(1,591)

Income before extraordinary item	32,703	123,699	236,027	234,172	317,905	46,526	58,737	36,331	5,317
Extraordinary item: gain on acquisition of remaining equity interest in a subsidiary (net of RMB nil income tax)	—	15,313	—	—	—	—	—	—	—

Net income	32,703	139,012	236,027	234,172	317,905	46,526	58,737	36,331	5,317
Net (income) loss attributable to non-controlling interests	(5,866)	(11,343)	519	(132)	(4,130)	(605)	(8)	(3,625)	(530)

Net income attributable to our shareholders(1)	26,837	127,669	236,546	234,040	313,775	45,921	58,729	32,706	4,787

Basic earnings per ordinary share attributable to our shareholders(1)(2)	RMB 0.01	RMB 0.07	RMB 0.13	RMB 0.13	RMB 0.17	US$ 0.02	RMB 0.03	RMB 0.02	US$ 0.00
Diluted earnings per ordinary share attributable to our shareholders(1)(2)	RMB 0.01	RMB 0.07	RMB 0.13	RMB 0.13	RMB 0.17	US$ 0.02	RMB 0.03	RMB 0.02	US$ 0.00
Extraordinary item attributable to our shareholders	—	RMB 0.01	—	—	—	—	—	—	—
Basic income per ADS(1)
Diluted income per ADS(1)
Ordinary shares used in computation:(2)(3)
Basic	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000
Diluted	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,802,742,035	1,802,742,035	1,800,247,705	1,805,723,839	1,805,723,839
Cash dividends declared per ordinary share	RMB 0.00	RMB 0.01	RMB 0.16	RMB 0.00	—	—	—	—	—
Share-based compensation expense during the relevant period included in:
Selling expenses	—	—	—	—	12,210	1,788	308	180	26

General and administrative expenses	—	—	—	—	1,210	177	1,645	4,009	587

Research and development expenses	—	—	—	—	4,497	658	826	1,107	162

(1)	We have been entitled to certain tax holidays and tax refunds in the past. Without applicable tax holidays, our net income attributable to our shareholders for the years ended December 31, 2007 and 2008 and for the three months ended March 31, 2008 and 2009 would have been reduced by RMB35.3 million, RMB104.4 million (US$15.3 million), RMB11.3 million and RMB3.2 million (US$0.5 million), respectively, and our basic and fully diluted earnings per share attributable to our shareholders for the years ended December 31, 2007 and 2008 and for the three months ended March 31, 2008 and 2009 would have been reduced by RMB0.02, RMB0.06 (US$0.01), RMB0.01 and RMB0.00 (US$0.00), respectively. The details of tax refunds we received are as follows:

	Year Ended December 31,						Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Income tax expenses excluding tax refunds	(4,646)	(15,041)	(43,902)	(37,443)	(26,852)	(3,930)	(3,796)	(10,869)	(1,591)
Income tax refunds	—	—	—	—	58,767	8,601	16,274	—	—

Income tax (expense) benefit	(4,646)	(15,041)	(43,902)	(37,443)	31,915	4,671	12,478	(10,869)	(1,591)

(2)	All share and per share data have been presented to give retrospective effect to our reorganization as described above.
(3)	Our company issued 1,800,000,000 ordinary shares in August 2006 in connection with our reorganization in 2006. For the purposes of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented.

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2009
	(percentage)
Selected Other Consolidated Financial Data
Gross profit margin(1)	36%	50%	57%	56%	42%	42%	38%
Operating profit margin(2)	26%	40%	49%	46%	31%	29%	25%
Net profit margin(3)	18%	36%	41%	40%	33%	36%	16%

(1)	Gross profit margin equals gross profit divided by sales.
(2)	Operating profit margin equals income from operations divided by sales.
(3)	Net profit margin equals net income attributable to our shareholders divided by sales.

	As of December 31,						As of March 31,
	2004	2005	2006	2007	2008	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash	18,167	89,167	37,633	56,929	180,081	26,355	161,587	23,648
Accounts receivable, net	11,008	14,520	81,370	86,749	142,535	20,860	116,411	17,037
Inventories	19,109	25,493	61,446	111,117	197,742	28,940	197,934	28,968
Total current assets	58,828	178,168	203,590	311,237	559,104	81,825	524,132	76,707
Property, plant and equipment, net	20,849	31,342	131,802	216,824	385,526	56,422	435,008	63,664
Total assets	79,677	219,490	370,183	563,527	1,014,880	148,528	1,029,862	150,721
Bank borrowings	2,000	2,000	40,000	40,000	60,000	8,781	55,000	8,049
Accounts payable	6,101	6,908	23,043	43,127	77,785	11,384	66,044	9,665
Amounts due to related parties	6,945	2,220	65,638	40,366	38,019	5,564	38,025	5,565
Total current liabilities	21,181	26,208	210,489	168,893	265,293	38,826	236,510	34,613
Total liabilities	21,181	26,208	210,489	168,893	285,709	41,814	259,067	37,915
Our shareholders’ equity	46,641	193,282	152,213	387,021	721,150	105,540	759,149	111,102
Noncontrolling interests	11,855	—	7,481	7,613	8,021	1,174	11,646	1,704
Total equity	58,496	193,282	159,694	394,634	729,171	106,714	770,795	112,806

Selected Operating Data:(1)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Commercialized projects:(2)
Number of projects	33	44	39	43	45
Average sales volume per project (metric tons)	13.0	8.8	11.4	12.1	37.1
Average selling price per metric ton (in thousands of RMB)	272	839	1,173	971	455
Sales generated from commercialized projects (in thousands of RMB)	117,048	324,148	521,966	504,824	759,734

Pipeline projects:(3)
Number of projects	38	29	49	56	65
Average sales volume per project (kilograms)	230	543	210	239	158
Average selling price per metric ton (in thousands of RMB)	3,272	1,123	2,394	3,491	5,746
Sales generated from pipeline projects (in thousands of RMB)	28,645	17,691	24,594	46,638	59,171

(1)	In order to provide consistent and comparable operating metrics, we disclose operating data on an annual basis only. We do this to avoid providing trends and data that can be misleading and confusing if interpreted on a less-than-annual basis.
(2)	Represents projects with sales of at least one metric ton during the relevant period, excluding in each case projects categorized as sales of purchased goods, which relate to assisting certain of our long-term customers to source specialty chemicals involving relatively lower levels of technological expertise from other producers in China.
(3)	Represents projects with sales of less than one metric ton during the relevant period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

We are a leading China-based contract manufacturer of highly engineered specialty chemicals. In particular, we are the largest manufacturer of fluorinated specialty chemicals in China based on sales with a share of approximately 21% and 25% of the Chinese market in 2007 and 2008, respectively, according to a commissioned report prepared by Frost & Sullivan. We manufacture specialty chemicals, which are highly engineered chemicals used as building blocks in the manufacture of more advanced chemicals or used to enhance the performance of the end products manufactured by our end users in various industries including electronics, pharmaceuticals and agrochemicals. In manufacturing specialty chemicals for our customers, we also provide process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into our end users’ own products, thereby enhancing the value of our customers’ end products. We believe that our highly experienced management and research and development capabilities, our ability to rapidly respond to new customer processing specifications and requirements, and our long-term cooperative relationships with our major customers distinguish us from many contract manufacturers of chemicals and that the need to develop some or all of these attributes to be competitive effectively creates barriers to entry into the fields in which we operate. With our four flexible and responsive manufacturing facilities, we are equipped to produce specialty chemicals in both small batches for development stage projects and in large-scale amounts for commercialized projects, according to our customers’ needs. We refer to projects with sales of less than one metric ton per year, which typically indicates that they are still in a development or experimental stage, as “pipeline projects.” We refer to projects with sales of one metric ton per year or more as commercialized projects. We sell our specialty chemicals directly to end users that incorporate them into their products and to trading companies that then sell our products to final end users. We also assist certain of our long-term customers to source specialty chemicals from other producers in China. Since our establishment in 1996, we have developed a reputation for collaborating with our customers to develop and introduce more sophisticated design processes to produce specialty chemicals that meet their specific requirements. We believe that our strong research and development capabilities, efficient management of the manufacturing process and proven track record give us a competitive advantage over our competitors.

We have established a loyal base of customers and end users who purchase or use our products and have returned to us with requests for new products. The end users of our products purchase them either directly from us or through chemical trading companies. In 2006, 2007 and 2008, we sold products for 39, 43 and 45 commercialized projects and 49, 56 and 65 pipeline projects to a total of 37, 37 and 55 customers, respectively. Our end users include Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. Our end users also include four of the top ten pharmaceutical companies and one of the top agrochemical companies in the world, as measured by sales in 2007. Each of our top ten customers in 2006 and nine of our top ten customers in 2007 placed orders for new or existing products in 2007 and 2008, respectively. We own and operate four production facilities in China with a total maximum production capacity of 1.1 million liters of reactor volume, which we expect will increase to approximately 2.8 million liters by the end of 2009 through expansion of our existing facilities and by bringing new production facilities online. Our manufacturing facilities provide the flexibility to produce any of the specialty chemicals we manufacture in varying quantities, as the volume of our individual reactors range from 100 liters to 5,000 liters. All of our facilities are compliant with the applicable environmental, health and safety laws and regulations in all material respects, and are audited periodically by several end users of our products, including several leading international pharmaceutical companies. As of March 31, 2009, our research and development team included 91 research scientists and technicians, ten and eighteen of whom have Ph.D. and M.S. degrees, respectively, in chemistry, engineering or other related sciences. We are in the process of building a new research and development center in Shanghai that can support up to 350 scientists, and we expect to complete construction in the second quarter of 2009.

In the first quarter of 2009, the downturn in the global economic climate, in particular the decline in consumer spending on electronics, negatively affected certain of the end markets that use our fluorinated specialty chemicals. Decreased global consumer demand, including demand for consumer electronics, in the first quarter of 2009 resulted in decreased orders for our specialty chemicals used in the production of electronics, including in particular TFT-LCDs, compared with the same period in 2008. Despite this weaker recent demand for our specialty chemicals used in the manufacture of electronics, including in particular TFT-LCD, we have continued to experience growth and strong demand for our specialty chemicals used in other end markets, such as pharmaceuticals and agrochemicals. Based on recent industry trends such sales of electronics incorporating TFT-LCDs as well as feedback from our customers and end users that use our products in the manufacture of TFT-LCDs and other electronics, we believe that market demand for specialty chemicals has been recovering recently and will gradually continue to grow later in 2009, particularly as the holiday season approaches which is traditionally a strong sales period for consumer electronics. This recent shift in the composition of our product mix has had a slight negative effect on gross margins in the first quarter of 2009 compared with the same period last year, as our specialty chemicals used in pharmaceuticals and agrochemicals generally command lower average selling prices than the specialty chemicals used in the manufacture of electronics, including in particular TFT-LCDs. However, we expect that our gross margins will recover and stabilize in late 2009 as consumer demand for electronics recovers and as we expect to continue to move towards more highly engineered specialty chemical production for our products used in pharmaceuticals and agrochemicals which we expect will command higher average selling prices. We have taken a number of steps and expect to continue such steps in response to the recent challenging economic environment. These steps include:

•	continuing to work closely with our customers in order to provide them with customized services and maintain long-term customer relationships;

•

expanding our research and development facilities in order to provide higher value-added services to our customers and to develop more efficient production processes that reduce raw material costs and increase the amount of recycled materials; and

•	continuing to expand into diverse end markets, including growth areas such as the pharmaceutical and agrochemical industries.

In 2008, the specialty chemicals industry in China was faced with a number of significant market challenges, primarily relating to the following factors: (i) fluctuating oil and energy prices resulting in fluctuating raw material costs because a wide range of chemical raw materials are petroleum-based, (ii) appreciation in the value of the Renminbi in a market that is largely based around export sales denominated in U.S. dollars and other foreign currencies, (iii) the Chinese government’s reduction of the allowable VAT rebate from 13% to 5% for a relatively large number of specialty chemicals companies starting in July 2007, and (iv) rising labor costs in China as overall consumer prices increased.

We took a number of steps to address these challenges and to try to ensure the stable growth of our business. These steps included:

•	adjusting our product mix, by phasing out a number of low-value projects in order to free up manufacturing capacity for high-value-added projects involving more sophisticated process technology;

•

continuously improving our manufacturing and process technology and efficiency in order to decrease the amount of raw materials used to manufacture our products thereby lowering the unit cost of products;

•	strengthening cost control during every step of production, for instance through more efficient recycling of water and solvents and by adjusting raw material procurement planning; and

•	working more closely with customers to optimize pricing on an ongoing basis.

We also faced manufacturing capacity challenges in 2007 as our existing facilities reached maximum capacity. Specifically, although our newly constructed Shanghai Wan Su factory came partially online in mid-2007, a number of the workshops were still being outfitted and did not result in any appreciable increase in our production capacity in 2007. As a result, we were unable to accept all requested projects from our customers and there was no appreciable growth in our sales between 2006 and 2007. To address these manufacturing constraints we are constructing new manufacturing facilities and are also exploring other locations for possible future manufacturing facilities in order to position ourselves to take on all projects requested by our customers. See “Business—Headquarters and Facilities.”

In February 2008, we paid a cash consideration of RMB4.0 million (US$0.6 million) to acquire an 80% ownership stake in Jiangsu Wei Er, which had been one of our long-term suppliers and produces a number of specialty chemicals used in increasingly popular agrochemical products currently on the market. We expect that these agrochemical products will remain in high demand for the foreseeable future. In the first half of 2008, we leveraged our technological knowledge to implement improvements to the manufacturing processes at Jiangsu Wei Er to control manufacturing costs and improve margins. Costs and expenses incurred in connection with implementation of improvements at Jiangsu Wei Er resulted in a relatively high cost of sales for products produced by Jiangsu Wei Er during 2008, although this effect was less pronounced in the latter half of 2008. In addition, we also developed and introduced new fluorinated specialty chemicals based on Jiangsu Wei Er’s existing products. These new fluorinated specialty chemicals have passed inspections and been accepted by leading pharmaceutical companies, which have indicated high demand in the market. Both Jiangsu Wei Er’s existing products as well as new products we have introduced at this facility are produced in large volumes and have low average selling prices compared to products we produce at our other facilities, thus lowering the average selling price of our commercialized projects in 2008, although this effect was less pronounced in the latter half of 2008. We currently sell these products to leading international companies primarily in the agrochemical and pharmaceutical industries. We anticipate that as we continue to introduce new technologies and manufacturing processes and to improve our product mix at our Jiangsu Wei Er facility, our cost of sales for products produced by Jiangsu Wei Er as a percentage of sales will be gradually reduced and its gross margins will tend to converge with our overall gross margins over time.

We had sales of RMB580.7 million, RMB589.3 million, RMB944.9 million (US$138.3 million) and RMB200.3 million (US$29.3 million) and net income attributable to our shareholders of RMB236.5 million, RMB234.0 million, RMB313.8 million (US$45.9 million) and RMB32.7 million (US$4.8 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively.

Sales

Our sales are derived from the sale of specialty chemicals, which include the sales from commercialized projects, pipeline projects and sales of purchased goods. In connection with our manufacture of specialty chemicals we sell to our customers, we perform certain process and design engineering activities. Our sales are based upon the price and volume of chemical compounds we sell. The price we charge for specialty chemicals for commercialized and pipeline depends highly on the level of complexity involved in manufacture of such products, while prices for products sold as purchased goods depend on market prices for the goods. We price our products based on several factors, including manufacturing costs, product life cycle, complexity of the chemical compounds and order size, and, to a lesser extent, our relationship with the customer and the distribution method required.

Factors Affecting Our Sales

Successful Commercialization of Products

Our sales are primarily driven by (i) the number and size of projects we complete for customers and (ii) the average selling prices of our products. The number and size of projects we complete for customers are affected by market demand for our products and their end products, and the average selling prices are affected by the lifecycles of our products and of the end products into which they are incorporated, among other factors. During the early stages of each product’s lifecycle, the volume sold is generally lower and the average selling price is generally higher, while as the product matures, the volume sold generally increases but the average selling price generally decreases. Our ability to add new successfully commercialized products and enhance mature products, such as specialty chemicals for new end products and new generations of existing end products, will affect our sales in future periods.

Many customers and end users choose us for our ability to provide tailored design and process engineering to enable more efficient and rapid production of chemical intermediates for products still in a development stage. Many of these projects and small quantity orders are experimental and developmental in nature and may not successfully reach commercialization. We expect our revenues will increase as more of these projects successfully reach the stage of large-scale commercial production.

In particular, many of our pipeline projects involve specialty chemicals used in the production of pharmaceutical end products that are in a developmental stage. As drug companies develop and test new drugs, they conduct extensive research and development activities. In recent years, fluorine substitution has aided the design and effectiveness of many new drugs and has resulted in pharmacological agents with improved properties. Pharmaceutical companies have asked us to supply them with customized fluorinated specialty chemicals for use in their research and clinical development activities. Certain drug candidates that are developed using specialty chemicals that we produce may prove effective and obtain governmental approval in the future. If those approvals are obtained, and if those pharmaceuticals end products are successfully commercialized, we may be able to supply these pharmaceuticals companies with increasing quantities of our products for use in their commercial production. Thus, our future growth will be affected by the level of expenditures by drug companies on research and development activities, the number of drugs containing our products that receive the requisite regulatory approvals and are sold commercially and the demand for those approved drugs in the market. Some of these pipeline projects may not successfully reach commercialization. However, as more of these pipeline projects become commercialized, we expect our total sales to increase in future periods because commercialized projects generate greater sales volume.

Expansion of the End Markets for Our Products

Our sales growth is driven in part by growth in the end markets where our chemical intermediates are ultimately incorporated, such as the electronics, pharmaceuticals and agrochemicals industries. Our customers consist of direct end users as well as trading companies that then sell our products to end users. Most of those end users are in the electronics, pharmaceuticals and agrochemicals industries. While some of our sales are to direct end users, a significant proportion of our sales are made to trading companies that act as middlemen in the industry and who ultimately sell our products to end users for multiple industry applications. Due to this sales model, there is a degree of uncertainty about the identity of the ultimate end users of some of our products and accordingly about the industries in which our products are used. Accordingly, the estimated percentages of our sales attributable to each end user market represent our best estimates based primarily on the compositions of the various products we sell as well as our understanding of our customers and end users. The remaining portion of our sales not attributed to any particular end market during each period represents sales of purchased goods we made to our customers.

The largest percentage of our sales has historically been derived from end users in the electronics industry. The majority of these sales have been driven by increases in demand for TFT-LCD units into which our products are incorporated. We estimate that approximately 67% to 74%, 58% to 65%, 46% to 53% and 22% to 29% of our sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively, were derived from specialty chemicals sold to or used by end users in the electronics industry. Increases in the average screen size of TFT-LCDs sold and a shift in the orders of our customers towards production of higher-value-added components for liquid crystal formulations for larger LCD televisions drove increases in our sales until the recent economic slowdown when we experienced a drop in sales of products used in electronics.

In the first quarter of 2009, we experienced significant decreases in sales of fluorinated specialty chemicals used in the production of electronics, including in particular TFT-LCDs, compared with the same period in 2008. We believe this decrease was a result of lower global consumer demand for consumer electronics products. Although demand for TFT-LCD units has decreased recently due to lower consumer demand for electronics as a result of the current economic downturn, as consumers migrate toward newer-generation TFT-LCD units, we expect our sales of increasingly advanced fluorinated specialty chemical intermediaries used in the production of these newer-generation TFT-LCD units to increase in the long-term. Based on recent industry trends for such sales of electronics incorporating TFT-LCDs as well as feedback from our customers and end users that use our products in the manufacture of TFT-LCDs and other electronics, we believe that market demand for specialty chemicals has been recovering recently and will gradually continue to grow later in 2009, particularly as the holiday season approaches which is traditionally a strong sales period for consumer electronics.

Historically, the second largest percentage of our sales has been derived from end users in the pharmaceutical industry. We estimate that approximately 17% to 24%, 30% to 37%, 21% to 28% and 40% to 47% of our sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively, were derived from specialty chemicals sold to or used by end users in the pharmaceutical industry. We expect the growth of the global pharmaceuticals industry to continue to increase demand for fluorinated and non-fluorinated specialty chemicals used in the formulation of drugs.

Although historically the smallest source of sales of our products, the agrochemicals industry has been increasing in importance over time. We estimate that less than 5%, less than 5%, 10% to 17% and 16% to 23% of our sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively, were derived from specialty chemicals sold to or used by end users in the agrochemicals industry. We anticipate that recent food shortages and the continued strong growth of the agriculture industry worldwide will lead to sustained demand and outsourcing needs for more highly-engineered specialty agrochemicals used in pesticides, herbicides and fungicides. Despite the overall global economic downturn, we have continued to experience strong demand for our specialty chemicals used in the pharmaceutical and agrochemical industries, and we expect this trend to continue in the foreseeable future based on customer demand and the overall growth trends of these industries. In addition, the growing trend towards outsourcing the production of these specialty chemicals to high quality manufacturers in China is particularly important to our sales growth. See “Risk Factors—Risks Related to Our Company and Our Industry—If the end markets for our specialty chemicals do not grow, or if our customers do not succeed in increasing their market shares in those markets, our business prospects and results of operations could be harmed.”

Dependence on a limited number of customers

We depend on a small group of customers for a substantial portion of our sales. In aggregate, our top three customers accounted for 78%, 65%, 64% and 51% of our total sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Our single largest customer accounted for 43%, 39%, 34% and 26% of our total sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. We are increasing the level of our collaboration with major customers with whom we have long-standing relationships to produce increasingly more complex and higher value-added products, including specialty chemicals for electronics, pharmaceuticals and agrochemicals. In addition, our sales are currently concentrated among customers who use our products in a limited number of end uses. In particular, many of our large customers historically have been companies or suppliers for companies that use our products in the manufacture of TFT-LCDs.

Historically, we have maintained a limited customer base due to our preference to work with customers with whom we have existing long-term relationships, and many of them have repeatedly come to us for the development and manufacture of new products. As a result of our operating at or near our full manufacturing capacity in the past, we avoid using our limited capacity to develop and manufacture lower value-added products and instead focus our resources on higher value-added products, and we typically give preference to existing customers when deciding which projects to pursue and which orders to accept. While we believe that our close working relationships with our limited customer base offers us some competitive advantages, such as positioning us to become a primary supplier of newly developed and complex specialty chemicals products with higher average selling prices, any fluctuations in demand from any one of our large customers may have a pronounced effect on our total sales.

Our largest customers historically order varying amounts of our products, making our results of operations difficult to predict and likely to fluctuate between periods. In addition, we may not be able to retain existing customers or add to our existing customer base. The level of customer concentration we experience varies with the industry into which the end product incorporating our product is sold. Although we rely on a few key customers for sales of our chemical intermediates used in electronics, we sell products that are used in pharmaceutical research, development and manufacturing, on the other hand, to a relatively large number of customers.

Our business is affected by competition in the market for the products that many of our major customers sell, and any decline in their businesses could reduce purchase orders from these customers. Our customers have sought, from time to time, to prospectively renegotiate pricing terms with us or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the terms of our arrangements with our key customers could have a material adverse effect on our business and results of operations. We expect that our operating results will, for the foreseeable future, continue to depend on the sale of our specialty chemicals to a relatively small number of customers, particularly with respect to products used in the electronics industry. Further, we expect that our results will continue to fluctuate and be difficult to predict as a result of customer concentration, demand experienced by our customers and the level of demand in the end markets served by our customers.

Geographic Concentration of Sales

We sell our products to trading companies, as well as directly to end users. When we make sales to trading companies, it is not always possible to determine the final country where our products are used by the end user. However, our sales have historically been concentrated in a limited number of countries, most notably Japan and Germany, where a significant portion of the end users of our products are located. As a result of this geographic concentration, our financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic or political conditions, particularly conditions, changes and regulatory measures in Japan and Germany. For additional information regarding our geographic concentration of sales, see Note 17 of our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 included elsewhere in this prospectus.

Product Mix

The mix of our products also affects our sales. In 2006 and 2007, when we were already operating near our full manufacturing capacity, we were required to choose which projects to pursue and which orders to accept. Producing a greater percentage of highly-engineered and newly-developed products will generally result in higher sales because these products usually command higher average selling prices. In 2008, Jiangsu Wei Er also contributed to an adjustment in our product mix through its production and sales of large volumes of products with lower average selling prices. We expect to migrate Jiangsu Wei Er’s product mix over time towards more highly engineered products with higher average selling prices to converge with our overall product mix. We have also experienced changes in our product mix beginning in early 2009 as demand for specialty chemicals used in the production of TFT-LCDs has decreased in line with the global economic slowdown and decreased consumer demand for electronics. Accordingly, in the three months ended March 31, 2009, our product mix shifted more towards less highly-engineered specialty chemicals with lower average selling prices used in pharmaceuticals and agrochemicals. We expect sales of specialty chemicals used in the electronics industry will gradually recover in 2009, while overall growth in the pharmaceutical and agrochemical industries will result in an overall product mix heavier in specialty chemicals used in those end markets than we experienced in the past. As a result, the evolution of our product mix has affected our sales and will affect our sales for the foreseeable future.

In addition, our ability to maintain or increase our sales in products used in important end markets such as electronics, pharmaceuticals and agrochemicals will depend to a significant degree upon our ability to continuously convert our product range to newer, more advanced intermediates and to the more complex components for specialty chemicals intermediates that we are able to sell at higher prices.

Our sales are also influenced by the other projects we take on from time to time for our long-term customers. In particular, we assist some of our long-term customers to source from other producers in China specialty chemicals involving lower levels of technology that we do not normally manufacture ourselves. These sourcing projects, which we also refer to as sales of purchased goods, generally involve locating appropriate sources of the specialty chemicals requested by our customers, examining the chemicals for quality assurance, purchasing and repackaging the chemicals under our brand name for export to the customer. These sales of purchased goods fluctuate according to individual customer demand and generally have significantly lower gross margins than our commercialized and pipeline products. While we may experience periodic increases in these orders, based on trends and customer requests we expect these sales of purchased goods to decrease in the foreseeable future.

Manufacturing Capacity

Our manufacturing capacity also affects our sales. For example, in 2006 and 2007, when we were already operating near our full manufacturing capacity, we could not accept all requested projects and orders from our customers. In addition, the expansion of manufacturing capacity requires time to (i) construct the facilities, (ii) obtain the necessary permits and certifications for operations, and (iii) recruit and train the employees for the new manufacturing facilities. We have been addressing the manufacturing constraints through the construction of new facilities and the acquisition of Jiangsu Wei Er in February 2008, and in 2008 we reduced the effects of manufacturing constraints due to the added capacity from Jiangsu Wei Er. We are currently in the process of constructing additional manufacturing capacity. The availability of spare manufacturing capacity will often determine which projects and orders we accept, and we expect an expansion in manufacturing capacity to expand our sales in the foreseeable future. See “Business—Headquarters and Facilities.”

Cost of sales

Our total cost of sales amounted to RMB252.2 million, RMB256.9 million, and RMB550.7 million (US$80.6 million) and RMB124.4 million (US$18.2 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. The following table sets forth our cost of sales by amount and as a percentage of total sales for the periods indicated:

	Year Ended December 31,							Three Months Ended March 31,
	2006		2007		2008			2008		2009
	RMB	% of Total Sales	RMB	% of Total Sales	RMB	US$	% of Total Sales	RMB	% of Total Sales	RMB	US$	% of Total Sales
	(in thousands, except percentages)
Total Sales:	580,747	100.00%	589,349	100.00%	944,854	138,280	100.00%	163,195	100.00%	200,299	29,314	100.00%
Cost of Sales	(252,198)	43.43%	(256,856)	43.58%	(550,723)	(80,599)	58.29%	(95,049)	58.24%	(124,379)	(18,203)	62.10%

Gross profit	328,549	56.57%	332,493	56.42%	394,131	57,681	41.71%	68,146	41.76%	75,920	11,111	37.90%

Our cost of sales consists primarily of raw material costs, including solvents, initial building blocks and catalysts. The primary raw materials used in our manufacturing process include various petrochemical-based initial building blocks, fluorine and hydrofluoric acid, benzene, potassium fluoride and palladium or activated carbon catalysts. We purchase raw materials in various states of production, and, in some instances, our raw material costs include outsourcing costs payable to third-party manufacturers. Our cost of sales also includes utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead, including costs such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs.

We expect our cost of sales, including our raw materials costs, to increase significantly in absolute terms as our manufacturing business expands and as prices for fluorine-based materials continue to exhibit an upward trend, offset in part by (i) improvements in our manufacturing processes that reduce the raw materials consumed in production, (ii) economies of scale derived from better bargaining power and (iii) volume discounts associated with larger purchases. We expect cost of sales as a percentage of sales to fluctuate in the near future as a result of a change in our product mix due to the growth of demand from pharmaceutical and agrochemical end users. While we expect raw material costs to increase in the future, we believe that the increase will be partially offset by our continued refinement of our manufacturing processes, which focus around using less raw materials and manufacturing more efficiently.

Our cost of sales as a percentage of sales may also fluctuate as we commence production at new or revamped facilities, acquire additional production facilities or start to produce large quantities of new products. New or acquired facilities may affect our product mix and significantly increase our material costs temporarily or over a longer period of time, both of which could result in fluctuations to our cost of sales as percentage of sales. For example, after acquiring Jiangsu Wei Er in February 2008, we significantly improved its product manufacturing processes, revamped the facility based on new process requirements, and added new equipment in the facility to facilitate the manufacture of new fluorinated products. Costs incurred in connection with the implementation of these improvements temporarily negatively affected our cost of sales as a percentage of sales in the first half of 2008, although Jiangsu Wei Er began to contribute to revenue growth and gross profit gradually in the second half of 2008.

Our cost of sales also includes that portion of the value added tax, or VAT, we are required to pay after taking into account any refunds we receive. In general, VAT at a rate of 17.0% is assessed on our sales outside of the PRC, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods in China are generally required to pay the VAT. When we export goods, we are entitled to a portion or all of the refund of VAT that we have already paid or borne. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT. Pursuant to recent changes in policy, the refund rate we are entitled to receive decreased from 13% to 5% in July 2007.

Gross Profit and Gross Profit Margin

Changes in our gross profit and margin from period to period are primarily driven by pricing conditions, volume of sales, raw material costs, exchange rate variations, product mix and the stage in the life cycle of the projects. Our gross profit and margin can also be affected by temporary market trends. For instance, we enjoyed enhanced gross margins from 2005 to 2007 in large part because of exceptional demand for specialty chemicals used in the electronics industry, as that sector experienced strong global growth during those periods. Generally, we expect our gross margins to normalize at the level we experienced in 2008. We expect we may also face some gross profit margin compression due to the following: (i) our average selling price has generally been decreasing due to renegotiations in pricing terms with our customers once a product reaches a certain scale of production, (ii) our raw material costs are expected to continue to increase, (iii) anticipated appreciation of the Renminbi relative to the U.S. dollar and Euro, which would have a negative impact on our gross margins as much of our sales are denominated in U.S. dollars and Euros while much of our costs are denominated in Renminbi, (iv) increasing labor costs, and (v) fluctuations in the volume of sales of purchased goods we make, as these sales are generally made on a cost-plus basis and, accordingly, generally have lower gross margins than our commercialized and pipeline products. Starting in February 2008, when we acquired Jiangsu Wei Er, the decreasing trend in the average selling price of our products was attributable to the volume of products with lower average selling price produced by Jiangsu Wei Er that we sold. As we continue to make improvements at Jiangsu Wei Er and migrate its product profile to higher value-added new specialty chemicals, we expect the gross margins for products produced at Jiangsu Wei Er will improve. We expect to offset the pressure on our gross profit margin to a certain extent by focusing our product range on higher-value-added specialty chemicals involving greater process design and process development expertise, which allows these products to command higher prices. In addition, we expect our continued research and development efforts to further improve our manufacturing process to use less raw materials and manufacture more efficiently, which will help us partially improve on our gross profit margin.

As a result of the global economic downturn, our product mix in the first quarter of 2009 shifted away from specialty chemicals used in the production of electronics towards those used in pharmaceuticals and agrochemicals. As specialty chemicals used in pharmaceuticals and agrochemicals generally command lower average selling prices compared with prices for specialty chemicals used in the manufacture of electronics, including in particular TFT-LCDs, this trend resulted in slightly decreased overall gross margins in the first quarter of 2009 compared with the same period last year. However, with the anticipated gradual recovery in the end markets that manufacture or use TFT-LCDs, we expect that our sales growth and overall gross margins will begin to improve in late 2009. Moreover, as our new production facilities begin operations in late 2009 and 2010, we expect to have the increased capacity to support our growth in the coming quarters.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses and other operating expenses. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total sales for the periods indicated:

	Year Ended December 31,							Three Months Ended March 31,
	2006		2007		2008			2008		2009
	RMB	% of Total Sales	RMB	% of Total Sales	RMB	US$	% of Total Sales	RMB	% of Total Sales	RMB	US$	% of Total Sales
	(in thousands, except percentages)
Total Sales:	580,747	100.00%	589,349	100.00%	944,854	138,280	100.00%	163,195	100.00%	200,299	29,314	100.00%
Gross profit	328,549	56.57%	332,493	56.42%	394,131	57,681	41.71%	68,146	41.76%	75,920	11,111	37.90%
Operating expenses:
Selling expenses	(8,798)	(1.51)%	(10,234)	(1.74)%	(11,871)	(1,737)	(1.25)%	(4,009)	(2.45)%	(2,923)	(428)	(1.46)%
General and administrative expenses	(22,714)	(3.91)%	(30,934)	(5.25)%	(58,140)	(8,509)	(6.15)%	(12,319)	(7.55)%	(13,504)	(1,976)	(6.74)%
Research and development expenses	(18,648)	(3.21)%	(18,169)	(3.08)%	(27,483)	(4,022)	(2.91)%	(4,798)	(2.94)%	(8,772)	(1,284)	(4.38)%
Other operating expenses	(846)	(0.15)%	(1,466)	(0.25)%	(2,173)	(318)	(0.23)%	(63)	(0.04)%	(1,034)	(151)	(0.52)%

Total operating expenses	(51,006)	(8.78)%	(60,803)	(10.32)%	(99,667)	(14,586)	(10.55)%	(21,189)	(12.98)%	(26,233)	(3,839)	(13.10)%

Selling expenses

Selling expenses accounted for 1.5%, 1.7%, 1.3% and 1.5% of our total sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Our selling expenses consist primarily of freight, delivery and packing costs of our products to either the port of Shanghai or the customer’s designated destination, shipping insurance, local taxes and customs fees, and other miscellaneous items. We ship our products either by sea or by air depending on our customer’s requirements and certain of our contracts require us to pay freight and shipping costs. Freight and shipping costs accounted for 73.7%, 88.4%, 69.7% and 52.1% of our selling expenses in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Increases in freight and shipping costs in 2007 were largely attributable to rises in the price of petroleum and fuel. The decrease in shipping costs as a percentage of sales and in absolute terms in 2008 was largely the result of (i) certain customers agreeing to bear shipping expenses and (ii) certain sales made directly in 2007 which were made to trading companies in 2008 with such shipping costs being borne by the trading companies. We expect that our selling expenses will increase in absolute amount and remain relatively stable as a percentage of sales due to the fact that most of these selling expenses, such as shipping costs, are related to the volume of our sales. The decrease in shipping costs as a percentage of sales in the three months ended March 31, 2009 compared to the three months ended March 31, 2008 was the result of the ongoing trend for our customers to bear the costs of shipping and in particular to the significant increase in sales attributable to Jiangsu Wei Er, as shipping costs for those sales were mainly borne by our customers.

General and administrative expenses

General and administrative expenses accounted for 3.9%, 5.2%, 6.2% and 6.7% of our total sales in 2006, 2007 and 2008 and the three months ended March 31, 2009, respectively. General and administrative expenses consist primarily of salary and benefits for our management and administrative personnel (including share-based compensation), office expenses, traveling and entertainment expenses, insurance premiums, amortization and depreciation on computers and other office equipment, consulting and auditing fees, bad debt expenses and other administrative costs and expenses. Beginning in 2008, general and administrative expenses also include an allocation of our share-based compensation charges with regard to management and administrative staff. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

We expect our general and administrative expenses to increase as our business expands in future periods. In particular, we expect to hire additional management and staff and to incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company. These increased costs are expected to include those related to our obligations under Section 404 of the Sarbanes-Oxley Act beginning with our annual report on Form 20-F for 2010, for our management’s report on internal control over financial reporting and a report by our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting.

Research and development expenses

Research and development expenses accounted for 3.2%, 3.1%, 2.9% and 4.4% of our total sales in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Research and development expenses consist primarily of (i) the cost of raw materials and equipment used in conducting research, experimentation and product and process development, (ii) salaries and associated benefits paid to employees involved in conducting research and development activities (including share-based compensation), (iii) depreciation associated with the facilities and equipment used in connection with our research and development activities, and (iv) rental expenses and other associated costs in relation to research and development activities.

We expect to devote more efforts to research and development in the future and expect that these expenses may increase as we hire additional high-level research and development personnel globally and expand into more advanced specialty chemicals that require sophisticated engineering and process development to produce. We are also building a new research and development center in Shanghai that will be capable of supporting up to 350 research scientists. Our research and development expenses will also include depreciation of this facility after construction is complete in the second quarter of 2009. We expect that our continued efforts to improve our research and development activities and processes will help us further reduce internal test failure rates and achieve greater efficiency in raw material usage during research and development processes. In addition, we anticipate that by continuing to focus on our core fluorinated specialty chemicals and technologies and by leveraging them to selectively expand into new business areas, which may help to control research and development expenses as a percentage of our total sales.

Other operating expenses

Other operating expenses accounted for 0.1%, 0.2%, 0.2% and 0.5% of our total sales for 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Other operating expenses consist primarily of loss on disposal of property, plant and equipment and miscellaneous costs and expenses.

Other operating income

Other operating income accounted for nil, nil, 0.1% and 0.1% of our total sales for 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Other operating income in 2008 and the three months ended March 31, 2009 consisted primarily of rental income from the lease of plant and equipment.

Government Grants

Government grants we receive from local government authorities are provided as an incentive for development and as compensation to us for research and development-related expenditures. We submit applications to the government for grants in relation to research and development-related projects each year. The government may not approve the grants in the same year as the applications were submitted. In addition, the amount granted may vary depending on government policy and other considerations. Accordingly, we cannot predict the timing or the amount of government grants approved in relation to our applications, and as a result, the amount we receive from government grants may fluctuate from year to year.

Interest expense

Interest expense consists of interest expense associated with finance costs for loans. We had short term bank borrowings of RMB40.0 million, RMB40.0 million, RMB60.0 million (US$8.8 million) and RMB55.0 million (US$8.0 million) as of December 31, 2006, 2007, 2008 and March 31, 2009, respectively. These borrowings are secured by our properties and land use rights or personally guaranteed by our chairman or by our consolidated subsidiaries. The secured short-term bank borrowings as of December 31, 2006, 2007, 2008 and March 31, 2009 bore weighted average interest rates of 5.022%, 7.066%, 7.719% and 5.925% per year, respectively. All short-term bank borrowings mature at various dates within one year.

Share-based compensation

We incurred no share-based compensation arrangements in the years ended December 31, 2006 and 2007. On January 1, 2008, we adopted our 2008 share incentive plan to provide additional incentives to our employees. As of March 31, 2009, there were outstanding unconditional options to purchase 35,622,500 of our ordinary shares and conditional options to purchase 13,652,500 of our ordinary shares under the plan. The amount of compensation cost recognized for these share options in 2008 was RMB15.5 million (US$2.3 million) and RMB2.4 million (US$0.4 million), respectively and RMB4.8 million (US$0.7 million) and RMB0.5 million (US$0.1 million) for the three months ended March 31, 2009, respectively. We allocate share-based compensation expense to selling, general and administrative, and research and development expenses based on the shares each recipient received and the job responsibility of each recipient.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to income tax.

Hong Kong

We did not have any assessable profits subject to the Hong Kong Profits Tax during the years ended December 31, 2006, 2007 and 2008 or the three months ended March 31, 2009. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

People’s Republic of China

According to PRC new EIT Law which has been effective since January 1, 2008, dividends distributions paid out of earnings from our PRC subsidiaries are subject to a withholding tax at 20%. This new dividend withholding tax, however, will only be levied on our PRC subsidiaries in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The detailed implementation rule, which was promulgated by the PRC State Council and effective January 1, 2008, reduced the withholding tax rate to 10%. Under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary will be subject to a withholding tax at a rate of 5%. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions. Our current shareholding structure does not provide for any further treaty relief. Undistributed earnings as of December 31, 2007 are exempt from the withholding income tax.

Our subsidiaries in China are also subject to business tax and related surcharges by various local tax authorities at a rate of 5.0% on revenues generated from providing services. In addition, our subsidiaries in China were generally subject to the standard enterprise income tax rate, which was 33% prior to December 31, 2007. Shanghai Qi Yue was subject to a preferential tax rate of 15% because it is registered and operating in the Pudong New Area in Shanghai. Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su were subject to a preferential tax rate of 27% as a result of their conversion into foreign-owned enterprises in 2006. Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su are entitled to an exemption from the enterprise income tax for the first two profitable years of operations and a 50% reduction in the enterprise income tax in the subsequent three years.

The EIT Law, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, certain specifically listed categories of enterprises that enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Shanghai Qi Yue is eligible for a graduated increase as described above and was subject to a tax rate of 18% beginning in 2008. The expected income tax rate of Shanghai Qi Yue is 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively. Under the new tax law, all other companies that were subject to the standard 33% enterprise income tax rate are subject to a 25% enterprise income tax rate since January 1, 2008.

Some of our subsidiaries are subject to lower enterprise income tax rates due to preferential tax treatments and holidays granted by the local government authorities for wholly foreign-invested enterprises and enterprises that operate in special geographic locations in China that offer tax incentives. The following table illustrates the tax benefits for our principal operating subsidiaries:

Entity Name	Normal EIT Rate	Tax Holiday
Taixing ChemSpec	25%	Tax holiday – 2 years tax free (2007 and 2008); 3 years tax at a discount of 50% off of the tax rate (2009-2011)
Shanghai Wan Su	25%	Tax holiday – 2 years tax free (2007 and 2008); 3 years tax at a discount of 50% off of the tax rate (2009-2011)
Shanghai ChemSpec	25%	Retroactive tax holiday – 2 years tax free (2006 and 2007); 3 years tax at a discount of 50% off tax rate (2008-2010)(1)
Other PRC subsidiaries	25%	N/A

(1)	In 2007, Shanghai ChemSpec filed an application for a tax holiday, which application was initially rejected by the tax bureau. In July 2008, the local tax bureau of Shanghai Putuo district notified Shanghai ChemSpec that it was entitled to the exemption retroactively for the period from August 1, 2006 to December 31, 2007 and a 50% reduction in the income tax in the subsequent three years. The tax refund was recorded as a reduction of income tax expense in the consolidated statement of income for 2008.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Depreciation and amortization

Our long-lived assets primarily include property, plant and equipment. We depreciate and amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There were no significant changes in estimates for the useful lives or salvage values of our long-lived assets for the years ended December 31, 2006, 2007 and 2008 or the three months ended March 31, 2009.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset. For the years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2009, there were no impairment charges recognized on our long-lived assets.

Inventory

Our inventories are stated at the lower of cost and net realizable value. Cost of work-in-progress and finished goods is comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. We routinely evaluate value of our inventories in light of market conditions and record write-downs against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contract of finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors.

We recognized no inventory write-downs or any significant subsequent recovery of inventory previously written down beyond revised carrying values for the years ended December 31, 2006, 2007 and 2008 or the three months ended March 31, 2009.

Income tax uncertainties

Prior to 2007, the calculation of current and deferred taxes was based on the “probable” tax treatment of transactions in accordance with SFAS 109, which states that the tax benefits of open tax positions should not be recognized unless it is “probable” that the benefits would be sustained if examined by the taxing authority. The evaluation of the “probable” tax treatment of an individually significant item should be based only on the merits of that position. Our evaluation of tax exposure items was based on the provisions of existing tax law, regulations, and prevailing administrative practice of relevant tax authorities and concluded that it was probable, based on the technical merits and prevailing local practice, the tax positions will be sustained in the event that the tax position is being challenged by tax authorities of higher level.

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, or FIN 48, under which we are required to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we are to presume that the position will be examined by the appropriate tax authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. We assumed that the tax authorities had a complete understanding of the underlying facts, including the tax position we took and the tax clearance provided by the local tax bureau. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 has been effective since January 1, 2007. We performed a comprehensive analysis under FIN 48 on open tax positions. Based on the analysis, we concluded that it was more likely than not, based on the technical merits and prevailing local practice, the tax positions will be sustained in the event that the tax position is being challenged by tax authorities of higher level. Consequently, the adoption of FIN 48 did not have any impact on our consolidated financial position or results of operations in 2007.

Allowance for Doubtful Receivables

We maintain allowances for doubtful receivables for estimated losses resulting from the failure of customers to make required payments. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history and current credit-worthiness and current economic trends. We wrote off RMB0.2 million, nil, nil and nil in customer receivables in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively, while recognizing bad debt expenses of RMB0.4 million, RMB0.3 million, a recovery of bad debt of RMB0.2 million (US$35,000) and nil during those periods, respectively.

If our assumptions regarding the financial condition of our customers and their ability and willingness to pay us are incorrect, our actual bad debt provisions may be higher than estimated, which could result in a charge against our income and a higher level of allowance for doubtful receivables in the future, either of which could have a material adverse effect on our financial condition and results of operations.

Fair Value Measurements

On January 1, 2008, we adopted the provisions of SFAS No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The initial adoption of SFAS No. 157 had no impact our financial position and results of operations.

FASB Staff Position, or FSP, FAS 157-2, Effective Date of FASB Statement No. 157, delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, we have not applied the provisions of SFAS No. 157 to intangible assets acquired in business combinations during 2008. Additionally, the provisions of SFAS F-16 No. 157 were not applied to fair value measurement of our reporting unit (Step 1 of goodwill impairment tests performed under SFAS No. 142, Goodwill and Other Intangible Assets). On January 1, 2009, we became required to apply the provisions of SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The initial adoption of FSP FAS 157-2 had no impact on the March 31, 2009 unaudited interim condensed consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. We have considered the guidance provided by FSP FAS 157-3 in our determination of estimated fair values.

Share-based compensation

On January 1, 2008, we adopted our 2008 share incentive plan, or the plan, to provide additional incentives to our employees. The plan provides for the grant of options, restricted shares, and restricted share units. The plan authorizes grants to purchase up to 180,000,000 of our ordinary shares. Stock options granted become exercisable over four years. We expect to issue new shares to satisfy share option exercises. Under the plan, we granted 13,555,000 unconditional share option awards and 13,555,000 conditional share option awards on January 1, 2008 and 22,700,000 unconditional share option awards and 900,000 conditional share option awards on June 30, 2008 to several of our executives and employees.

The unconditional awards were granted at an exercise price of RMB0.55 per share, vest over four years of continuous service, with 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date, and expire ten years from the grant date.

The conditional awards are granted at an exercise price equal to 88% of the fair value of our ordinary shares on the respective grant date, vest over four years (provided that service remains continuous during such period) with 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date or, where our audited financial statements for the year immediately preceding each such anniversary are not available on such anniversary, on the date such audited financial statements are issued. The conditional awards expire ten years from the date of grant. The vesting of conditional options to purchase our ordinary shares is contingent upon (i) our achieving revenue growth of at least 20% in the most recent fiscal year for which audited financial statements are available prior to each vesting date and (ii) our achieving a compound annual growth rate in sales of at least 20% from (x) the fiscal year immediately preceding the date of awards for which audited financial statements are available, through (y) the most recent fiscal year for which audited financial statements prepared pursuant to U.S. GAAP are available immediately prior to each vesting date.

As further described in Note 16 to our audited financial statements included elsewhere in this prospectus, we have accounted for these options in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-based Payment. Under SFAS No. 123R, we are required to recognize share-based compensation as a compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair-value-based method for measuring the compensation expense related to share-based compensation.

The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions relating to cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

For the purpose of determining the estimated fair value of share options we have already granted, we believe that the expected volatility and the estimated share price of our ordinary shares are the most critical assumptions since we were a privately-held company on the date we granted our options. The estimated fair value of our ordinary shares on the date of grant was determined based on valuation on our ordinary shares also performed by Jones Lang LaSalle Sallmanns Limited, or Sallmanns, an independent appraiser. Sallmanns determined the fair value of the ordinary shares using the income approach by applying appropriate discount rate to future free cash flows that are based on financial projections developed by the company.

The fair value of each option granted was appraised on the date of grant using the lattice option-pricing model incorporating assumptions with regard to risk-free interest rate, dividend yield, expected term and expected volatility.

No options to purchase our ordinary shares were granted in the years ended December 31, 2006 and 2007 or in the three months ended March 31, 2009. A summary of share option activity under unconditional share options awards during 2008 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term	Aggregate intrinsic value
Granted	36,255,000	RMB0.55
Exercised	—	—
Forfeited or expired	(632,500)	RMB0.55

Outstanding as of December 31, 2008	35,622,500	RMB0.55	9.32 years	39,704,000

Fully vested as of December 31, 2008	—	—	—	—

Exercisable as of December 31, 2008	—	—	—	—

The weighted-average grant-date fair value of unconditional share option awards granted during 2008 was RMB1.24 per share option. During 2008, no options were exercised or exercisable. As of December 31, 2008, there was a total unrecognized compensation cost of RMB28.5 million (US$4.2 million) related to non-vested share options under unconditional share options awards. This cost is expected to be recognized over the next four years.

A summary of share option activity under conditional share option awards during 2008 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Granted	14,455,000	RMB1.50
Exercised	—	—
Forfeited or expired	(802,500)	—

Outstanding as of December 31, 2008	13,652,500	RMB1.50	9.03 years	2,243,000

Fully vested as of December 31, 2008	—	—	—	—

Exercisable as of December 31, 2008	—	—	—	—

The weighted-average fair value of conditional share options awards as of December 31, 2008 granted during 2008 was RMB0.73 per share option. During 2008, no options were exercised or exercisable. As of December 31, 2008, there was a total unrecognized compensation cost of RMB7.5 million (US$1.1 million) related to non-vested share options under conditional share options awards. This cost is expected to be recognized over the next four years.

Based on grants outstanding at December 31, 2008, and assuming no change in the estimated forfeiture rates, our total share-based compensation expenses for future periods in respect of the equity awards that we have granted to date is expected to be as follows:

	2009	2010	2011 and Beyond
	(in thousands of RMB)
Estimated impact for unconditional share options awards	15,495	8,206	4,835
Estimated impact for conditional share options awards	2,489	2,458	2,536

Total	17,984	10,664	7,371

Estimating the value of our share-based compensation expense for future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures rates based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our forfeiture rates based on actual history. Our share compensation charges may change based on changes to our actual forfeitures. Our actual share-based compensation expenses may be materially different from our current expectations. In addition to the subjective assumptions and estimates discussed above, see “Forward Looking Statements” for information regarding the various risks and uncertainties inherent in estimates of this type.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008, our independent registered public accounting firm identified two significant deficiencies and certain other control deficiencies, as those terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, in our internal control over financial reporting. The identified significant deficiencies pertain to (i) our having inadequate personnel and financial accounting resources to address reporting requirements under U.S. GAAP and (ii) a lack of monitoring of the progress of construction-in-progress, or CIP, to ensure a proper recording base. The identified significant deficiencies may indicate a heightened risk that a material misstatement in our financial statements, a violation of laws, rules or regulations or fraudulent activity will not be prevented or timely detected. We have implemented a number of measures to remediate the significant deficiencies that have been identified, including the following:

•	in June 2008, we hired Mr. Bing Zhu as our chief financial officer, who possesses significant experience with U.S. GAAP and the reporting obligations of publicly-listed companies;

•	in June 2008, we hired a professional consulting firm to help us to improve internal control in preparation for compliance with the Sarbanes-Oxley Act and other applicable SEC rules and regulations.

We are in the process of implementing a number of additional measures to remediate the significant deficiencies that have been identified, including the following:

•	hiring additional qualified personnel to further build an internal finance team with U.S. GAAP expertise and SEC reporting experience;

•

improving our financial closing process with additional procedures and standards, including compiling an accounting policies and procedures manual, and implementing regular reconciliations of our operating and financial data;

•	appointing a director with extensive U.S. GAAP knowledge and SEC reporting experience to oversee our accounting and financial reporting;

•

retaining an information technology consulting services company to develop and install a tailored information technology system, including an enterprise resource planning system, to support our operations and financial reporting;

•	hiring an external construction audit firm for future construction projects to ensure that construction progress milestones are properly and timely reported then recorded in our accounting books; and

•

designating a fixed assets accountant to closely monitor the percentage of completion and accounting booking of construction-in-progress and having the financial controller periodically review accounting records for proper reporting.

In addition, we will establish, upon the completion of this offering, an audit committee under our board of directors in accordance with the applicable SEC and stock exchange requirements to provide adequate independent oversight with respect to our accounting and financial reporting. The remedial measures that we have taken or intend to take may not fully address the significant deficiencies that have been identified by our independent registered public accounting firm, and material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. See “Risk Factors—Risks Relating to Our Company and Our Industry—Our independent registered public accounting firm identified two significant deficiencies and certain other control deficiencies in our internal control over financial reporting that require remediation. If we fail to establish and maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud and, as a result, investor confidence and the trading price of our ADSs may be adversely impacted.”

Results of Operations

The following table sets forth our consolidated operating income information as a percentage of our total sales for the periods described:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
	(percentage of total sales)
Sales	100.0	100.0	100.0	100.0	100.0
Cost of sales	(43.4)	(43.6)	(58.3)	(58.2)	(62.1)

Operating expenses:
Selling expenses	(1.5)	(1.7)	(1.2)	(2.5)	(1.5)
General and administrative expenses	(3.9)	(5.2)	(6.1)	(7.6)	(6.7)
Research and development expenses	(3.2)	(3.1)	(2.8)	(2.9)	(4.4)
Other operating expenses	(0.1)	(0.2)	(0.2)	0.0	(0.5)
Other operating income	—	—	0.1	—	0.1
Government grants	0.7	0.2	0.0	—	0.1

Income from operations	48.6	46.4	31.3	28.8	25.0
Other income (expenses):
Interest income	0.1	0.1	0.2	0.1	0.3
Interest expense	(0.1)	(0.1)	(0.2)	(0.1)	(0.4)
Foreign currency exchange loss, net	(0.3)	(0.3)	(1.0)	(0.5)	(1.3)
Gain on disposal of a subsidiary	—	0.0	—	—	—
Other income	0.0	0.1	0.0	0.1	0.0

Earnings before income taxes	48.3	46.2	30.3	28.4	23.6
Income tax (expense) benefit	(7.6)	(6.4)	3.3	7.6	(5.5)

Net income	40.7	39.8	33.6	36.0	18.1
Net loss (income) attributable to non-controlling interests	0.1	(0.0)	(0.4)	(0.0)	(1.8)

Net income attributable to our shareholders	40.8	39.8	33.2	36.0	16.3

Three months ended March 31, 2009 compared to three months ended March 31, 2008

Sales. Our sales increased by 22.7% from RMB163.2 million in the three months ended March 31, 2008 to RMB200.3 million (US$29.3 million) in the three months ended March 31, 2009. Our increase in sales during the period was due largely to an increase in sales generated from growing demand for specialty chemicals used in the pharmaceutical and agrochemical industries as these end markets have continued to exhibit strong growth, which more than made up for declines in sales generated from products used in the manufacture of electronics, including in particular TFT-LCDs, resulting from declining consumer demand for electronics products in the three months ended March 31, 2009 related to the overall global economic downturn.

Cost of sales. Our cost of sales increased significantly by 30.9% from RMB95.0 million in the three months ended March 31, 2008 to RMB124.4 million (US$18.2 million) in the three months ended March 31, 2009 due primarily to (i) costs associated with the overall increase in the volume of products sold, which resulted in increases in raw material, labor and other costs and (ii) other factors such as additional depreciation resulting from the acquisition of equipment used in the production of our products.

Gross profit. As a result of the foregoing, our gross profit increased 11.4% from RMB68.1 million in the three months ended March 31, 2008 to RMB75.9 million (US$11.1 million) in the three months ended March 31,

2009, while our overall gross profit margin decreased from 41.8% to 37.9%, respectively. The decrease in overall gross margin was primarily a result of a shift in our product mix during this period to less highly engineered products with lower average selling prices due to (i) decreased sales of products used in the manufacture of electronics during this period due to the global economic slowdown and decreased demand for consumer electronics and (ii) increased sales of products used in pharmaceuticals and agrochemicals which have lower average selling prices than our products used in the manufacture of electronics.

Operating expenses. Our operating expenses increased 23.6% from RMB21.2 million in the three months ended March 31, 2008 to RMB26.2 million (US$3.8 million) in the three months ended March 31, 2009. These expenses included share-based compensation expense of RMB5.3 million (US$0.8 million) in the three months ended March 31, 2009. This increase was primarily due to increases in our research and development expenses associated with our efforts to improve our production processes.

•

Selling. Selling expenses decreased 27.1% from RMB4.0 million in the three months ended March 31, 2008 to RMB2.9 million (US$0.4 million) in the three months ended March 31, 2009 due primarily to more of our customers agreeing to bear shipping expenses.

•

General and Administrative. General and administrative expenses increased 9.6% from RMB12.3 million in the three months ended March 31, 2008 to RMB13.5 million (US$2.0 million) in the three months ended March 31, 2009 primarily due to an increase in the size of our administrative staff to support the growth of our operations.

•

Research and Development. Research and development expenses increased by 82.8% from RMB4.8 million in the three months ended March 31, 2008 to RMB8.8 million (US$1.3 million) in the three months ended March 31, 2009. We attribute the increase in our research and development expenses to a significant increase in personnel expenses as a result of the expansion of our research and development staff, as well as to an increase in costs for the raw materials used in our research and development activities.

•

Other Operating Expenses. Other operating expenses increased from RMB63,000 in the three months ended March 31, 2008 to RMB1.0 million (US$0.2 million) in the three months ended March 31, 2009 due primarily to the loss on disposal of fixed assets at our Taixing and Jiangsu Wei Er facilities in the three months ended March 31, 2009.

Other operating income. We had other operating income of RMB0.2 million (US$28,000) in the three months ended March 31, 2009 resulting from rental income from the lease of plant and equipment.

Government grants. We were awarded government grants of RMB0.2 million (US$29,000) in the three months ended March 31, 2009.

Income from operations. As a result of the foregoing, we generated income from operations of RMB50.1 million (US$7.4 million) in the three months ended March 31, 2009, representing an increase of 6.7% as compared to RMB47.0 million of income from operations in the three months ended March 31, 2008.

Interest income. Our interest income increased from RMB0.2 million in the three months ended March 31, 2008 to RMB0.6 million (US$0.1 million) in the three months ended March 31, 2009 because our total cash on deposit in interest-bearing saving accounts increased between these periods.

Interest expense. Our interest expense increased from RMB0.2 million in the three months ended March 31, 2008 to RMB0.8 million (US$0.1 million) in the three months ended March 31, 2009, due to (i) an increase in bank borrowings outstanding from RMB35.0 million as of March 31, 2008 to RMB55.0 million as of March 31,

2009 offset in part by (ii) a decrease in the weighted average interest rate of our bank borrowings in the three months ended March 31, 2009.

Foreign currency exchange loss, net. Our net foreign currency exchange loss increased significantly from RMB0.8 million in the three months ended March 31, 2008 to RMB2.7 million (US$0.4 million) in the three months ended March 31, 2009 due to depreciation in the Euro against the Renminbi, as approximately 23% of accounts receivable as of December 31, 2008 were denominated in Euros which was subject to currency depreciation in the three months ended March 31, 2009.

Other income. We had other income of RMB158,000 and RMB23,000 (US$4,000) in the three months ended March 31, 2008 and 2009, respectively.

Earnings before income taxes. Earnings before income taxes increased by 2.0% from RMB46.3 million in the three months ended March 31, 2008 to RMB47.2 million (US$7.0 million) in the three months ended March 31, 2009.

Income tax benefit (expense). We had an income tax benefit of RMB12.5 million in the three months ended March 31, 2008, compared to income tax expense of RMB10.9 million (US$1.6 million) in the three months ended March 31, 2009. The tax benefit in the three months ended March 31, 2008 was mainly due to a tax refund of RMB16.3 million resulting from an additional capital contribution to Shanghai ChemSpec in 2007 and to a total tax holiday of RMB11.3 million during this period. A lower tax holiday in the first quarter of 2009 and higher contribution of taxable income from Jiangsu Wei Er, due to higher sales of chemicals used in pharmaceuticals and agrochemicals, contributed to the tax expense in the three months ended March 31, 2009 as Jiangsu Wei Er is subject to a higher tax rate of 25%. This resulted in an effective tax benefit rate of 27.0% in the three months ended March 31, 2008 compared to an effective tax rate of 23.0% in the three months ended March 31, 2009.

Net income. As a result of the foregoing, we had net income of RMB36.3 million (US$5.3 million) in the three months ended March 31, 2009, compared to net income of RMB58.7 million in the three months ended March 31, 2008, a decrease of 38.1%.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests increased from RMB8,000 in the three months ended March 31, 2008 to RMB3.6 million (US$0.5 million) in the three months ended March 31, 2009. These amount in the three months ended March 31, 2008 was attributable to the 40% ownership interest in Huajing Company, which was held by Mr. Xuhua Ren, and the 20% ownership interest in Jiangsu Wei Er held by unrelated parties after February 2008, while the amount in the three months ended March 31, 2009 was attributable to the 20% noncontrolling interests in Jiangsu Wei Er held by unrelated third parties and the 20% ownership interest in Huajing Company held by Mr. Xuhua Ren.

Net income attributable to our shareholders. As a result of the foregoing, net income attributable to our shareholders was RMB58.7 million in the three months ended March 31, 2008 compared to RMB32.7 million (US$4.8 million) in the three months ended March 31, 2009, a decrease of 44.3%.

Year ended December 31, 2008 compared to year ended December 31, 2007

Sales. Our sales increased by 60.3% from RMB589.3 million in 2007 to RMB944.9 million (US$138.3 million) in 2008, which reflected (i) an increase in sales generated from commercialized projects from RMB504.8 million in 2007 to RMB759.7 million (US$111.2 million) in 2008; (ii) an increase in sales generated from pipeline projects from RMB46.6 million in 2007 to RMB59.2 million (US$8.7 million) in 2008; and (iii) an increase in sales of purchased goods from RMB 37.9 million in 2007 to RMB125.9 million (US$18.4 million) in 2008. Our increase in sales during the period was due largely to the following factors:

(i)	the sales generated by existing and newly introduced products produced by Jiangsu Wei Er, which we acquired in February 2008. The products produced by Jiangsu Wei Er generated RMB168.8 million (US$24.7 million) in sales with a gross volume of 1,217 metric tons in 2008;

(ii)	an increase in sales generated from pipeline projects between these periods due to (a) increased number of pipeline projects produced from 56 in 2007 to 65 in 2008 and (b) an increase in the average selling price of pipeline projects from RMB3.5 million per metric ton in 2007 to RMB5.7 million (US$0.8 million) per metric ton in 2008 as a result of producing more complex products in 2008. This was offset in part by a decrease in the average sales volume per project from 239 kilograms in 2007 to 158 kilograms in 2008;

(iii)	an increase in sales volume from 519.9 metric tons to 1,668 metric tons generated from commercialized projects between these periods, partially offset by a decrease in average selling price of commercialized projects from RMB1.0 million per metric ton to RMB0.5 million (US$73,000) per metric ton in 2007 and 2008, respectively, which was attributable to the sales of products produced by Jiangsu Wei Er, whose products command lower average selling prices. However, excluding the effect of lower average selling price from the products produced by Jiangsu Wei Er, the average selling price of commercialized projects increased from RMB1.0 million per metric ton in 2007 to RMB1.3 million (US$0.2 million) per metric ton in 2008. We attribute such increase in our average selling price for commercialized products, excluding Jiangsu Wei Er, to the following factors: (a) we replaced mature, lower value-added projects with new, higher value-added downstream projects; and (b) we successfully negotiated to pass along some of the effects of changes in the foreign currency exchange rate to some of our customers for our mature commercialized projects; and

(iv)	we also experienced increase in sales of purchased goods from RMB37.9 million in 2007 to RMB125.9 million (US$18.4 million) in 2008 due to a pronounced increase in customer demand for the products that we procure for them during this particular period.

Excluding sales of RMB168.8 million (US$24.7 million) generated by Jiangsu Wei Er in 2008 following our acquisition of it in February 2008, we recorded an increase in sales of RMB186.7 million (US$27.3 million) in 2008, which was primarily due to: (i) an increase in our sales derived from pipeline projects of RMB12.5 million (US$1.8 million) in 2008; (ii) an increase in our sales derived from commercialized projects of RMB86.1 million (US$12.6 million) and (iii) an increase in sales of purchased goods of RMB88.1 million (US$12.9 million) during the period.

Cost of sales. Our cost of sales increased significantly by 114.4% from RMB256.9 million in 2007 to RMB550.7 million (US$80.6 million) in 2008 due primarily to:

(i)	costs associated with the overall increase in the volume of commercialized products sold, including costs of RMB134.9 million (US$19.7 million) from the impact of our acquisition of Jiangsu Wei Er in February 2008, which resulted in increases in raw material, labor and other costs incurred to produce specialty chemicals produced by Jiangsu Wei Er;

(ii)	a decrease in the average VAT refund rate in July 2007 as the PRC tax authorities changed the average refund rate of VAT applicable to most of our products from 13% to 5% or 9%, depending on the product, which resulted in our having a higher VAT burden on raw materials used in export sales for products whose applicable VAT refund rate was higher before July 2007;

(iii)	increases in the volume of products sold through sales of purchased goods which accounted for cost of sales of RMB113.8 million (US$16.7 million) in 2008 compared to costs of RMB32.2 million in 2007; and

(iv)	other factors such as rising raw material costs and additional depreciation resulting from the acquisition of equipment used in the production of our products.

Gross profit. As a result of the foregoing, our gross profit increased 18.5% from RMB332.5 million in 2007 to RMB394.1 million (US$57.7 million) in 2008, while our overall gross profit margin decreased from 56.4% to 41.7%, respectively. The decrease in overall gross margin was primarily a result of (i) the reduction in the VAT refund rate applicable to most of our products from 13% to 5% or 9%, depending on the product, (ii) the inclusion of products produced by Jiangsu Wei Er, which we acquired in February 2008, and whose products generally have lower average selling prices but larger average sales volumes, and whose overall profit margins of 21.3% in 2008 were lower than those for our other products immediately following our acquisition of that facility, and (iii) increases in sales of purchased goods between these periods, which are generally made on a cost-plus basis and, accordingly, have lower gross margins than our commercialized and pipeline products. As we continue to introduce new technologies and manufacturing processes and to improve our product mix at our Jiangsu Wei Er facility to include more highly engineered products with higher average selling prices, we expect to gradually reduce the costs of sales as a percentage of sales, and to improve our overall gross margins over time.

Operating expenses. Our operating expenses increased 64.0% from RMB60.8 million in 2007 to RMB99.7 million (US$14.6 million) in 2008. This increase was primarily due to increases in our research and development expenses and our general and administrative expenses associated with the growth of our business.

•

Selling. Selling expenses increased 16.0% from RMB10.2 million in 2007 to RMB11.9 million (US$1.7 million) in 2008 due primarily to share-based compensation expense related to selling expenses of RMB1.2 million (US$0.2 million) recognized in 2008.

•

General and Administrative. General and administrative expenses increased 87.9% from RMB30.9 million in 2007 to RMB58.1 million (US$8.5 million) in 2008 primarily due to an increase in the size of our administrative staff to support the growth of our operations including our expansion through our acquisition of Jiangsu Wei Er, which growth in operations resulted in a corresponding increase in expenses for salary and benefits for our management and administrative staff from RMB14.4 million in 2007 to RMB24.6 million (US$3.6 million) in 2008. In addition, in 2008, we recognized a share-based compensation expense of RMB12.2 million (US$1.8 million) related to general and administrative expenses in connection with grants made under our 2008 share incentive plan. To a lesser extent, we also attribute the increase in our general and administrative expenses to the overall growth of our business operations.

•

Research and Development. Research and development expenses increased by 51.3% from RMB18.2 million in 2007 to RMB27.5 million (US$4.0 million) in 2008. We attribute the increase in our research and development expenses to a significant increase in personnel expenses of RMB11.3 million (US$1.7 million), including share-based compensation expense of RMB4.5 million (US$0.7 million), as a result of the expansion of our research and development staff, offset in part by a significant decrease in the raw materials used in our research and development activities from RMB10.1 million in 2007 to RMB7.3 million (US$1.1 million) in 2008. We were able to reduce the amount of raw materials used in research and development activities because of reduced internal test failure rates when conducting experiments.

•	Other Operating Expenses. Other operating expenses increased from RMB1.5 million in 2007 to RMB2.2 million (US$0.3 million) in 2008 due primarily to disposal of fixed assets and donations in 2008.

Other operating income. We had other operating income of RMB1.0 million (US$146,000) in 2008 resulting from rental income from the lease of plant and equipment.

Government grants. The government grants we were awarded decreased from RMB1.4 million in 2007 to RMB50,000 (US$7,000) in 2008.

Income from operations. As a result of the foregoing, we generated income from operations of RMB295.5 million (US$43.3 million) in 2008, representing an increase of 8.2% as compared to RMB273.1 million of income from operations in 2007.

Interest income. Our interest income increased from RMB0.8 million in 2007 to RMB2.1 million (US$0.3 million) in 2008 because our total cash on deposit in interest-bearing saving accounts and the relevant interest rates increased between these periods.

Interest expense. Our interest expense increased from RMB0.7 million in 2007 to RMB2.2 million (US$0.3 million) in 2008, due to (i) an increase in bank borrowings outstanding from RMB40.0 million as of December 31, 2007 to RMB60.0 million (US$8.8 million) as of December 31, 2008 and (ii) an increase in the weighted average interest rate of our bank borrowings in 2008.

Foreign currency exchange loss, net. Our net foreign currency exchange loss increased significantly from RMB2.0 million in 2007 to RMB9.5 million (US$1.4 million) in 2008 due to depreciation in the U.S. dollar and Euro against the Renminbi, as a large percentage of our sales are denominated in U.S. dollars and Euros.

Other income. We had other income of RMB406,000 and RMB83,000 (US$12,000) in 2007 and 2008, respectively.

Earnings before income taxes. Earnings before income taxes increased by 5.3% from RMB271.6 million in 2007 to RMB286.0 million (US$41.9 million) in 2008.

Income tax benefit (expense). Our income tax expenses were RMB37.4 million in 2007, compared to an income tax benefit of RMB31.9 million (US$4.7 million) in 2008. The tax benefit in 2008 was mainly due to (i) a tax refund of RMB16.3 million (US$2.4 million) for our using retained earnings from prior years to increase the registered capital of Shanghai ChemSpec and (ii) a tax refund of RMB42.5 million (US$6.2 million) for income tax paid by Shanghai ChemSpec after its entitlement to an exemption from income tax for the period from August 1, 2006 to December 31, 2007. The tax refund of RMB42.5 million was recognized in 2008 because, upon the tax bureau’s initial rejection of the tax holiday application for the tax holiday and prior to the subsequent formal approval of the tax holiday, management believed that it was more likely than not that it would not be entitled to the tax holiday benefit. When the local tax bureau of Shanghai Putuo district notified Shanghai ChemSpec that it was entitled to a retroactive tax holiday for the period from August 1, 2006 to December 31, 2007, we recorded the tax refund as a reduction of income tax expense in our consolidated statement of income for 2008. This resulted in an effective tax benefit rate of 11.1% in 2008 compared to an effective tax rate of 13.8% in 2007. In addition to the tax refund Shanghai ChemSpec received, we attribute the decrease in our effective tax rate to the fact that our consolidated entities that accounted for the greatest percentage of our earnings before income taxes in 2008 enjoyed lower preferential tax rates compared to the entities that accounted for the greatest percentage of our earnings before income taxes in 2007.

Net income. As a result of the foregoing, we had net income of RMB317.9 million (US$46.5 million) in 2008, compared to net income of RMB234.2 million in 2007, an increase of 35.8%.

Net income attributable to noncontrolling interests. Net income attributable to noncontrolling interest amounted to RMB0.1 million and RMB4.1 million (US$0.6 million) in 2007 and 2008, respectively, attributable to the 40% ownership interest in Huajing Company before April 2008 and the 20% ownership interest after then, which was held by Mr. Xuhua Ren, and the 20% ownership interest in Jiangsu Wei Er which was held by Mr. Zhiyan Shen and Ms. Yunfen Fan after February 2008, respectively.

Net income attributable to our shareholders. As a result of the foregoing, we had net income attributable to our shareholders of RMB313.8 million (US$45.9 million) in 2008, compared to RMB234.0 million in 2007, an increase of 34.1%.

Year ended December 31, 2007 compared to year ended December 31, 2006

Sales. Our sales increased 1.5% from RMB580.7 million in 2006 to RMB589.3 million in 2007 due primarily to (i) a slight increase in the number of commercialized projects from 39 to 43 and (ii) an increase in the average volume sold per commercialized project from 11.4 metric tons to 12.1 metric tons, offset in part by a decrease in the average selling price of commercialized projects from RMB1,173,000 per metric ton to RMB971,000 per metric ton. We attribute the increase in the number of commercialized projects to demand from our long-term customers through the successful transition of pipeline projects into commercialized projects. The increase in average volume per commercialized project is a result of increased demand from our customers. We attribute the decrease in our average selling price for commercialized products in 2007 to the following factors: (i) certain of our existing commercialized products entered in more mature stages of production, which resulted in a decrease in their selling prices and (ii) many of our sales contracts are negotiated with our customers in terms of U.S. dollar or Japanese Yen, and as the Renminbi appreciated against those currencies in 2007, our average selling price in terms of the Renminbi decreased. In 2007, our sales derived from pipeline projects increased from RMB24.6 million to RMB46.6 million as a result of an increase in the number of pipeline projects from 49 in 2006 to 56 in 2007, an increase in the average selling price from RMB2.4 million per metric ton in 2006 to RMB3.5 million per metric ton in 2007 as a result of producing more complex products in 2007, which was partially offset by a slight increase in the average sales volume per project from 210 kilograms in 2006 to 239 kilograms in 2007. While the number of pipeline projects and average sales volume and price per pipeline project increased significantly in 2007, our sales derived from pipeline projects only represented 7.9% of our total sales. In addition, sales of purchased goods increased 10.8% from RMB34.2 million in 2006 to RMB37.9 million in 2007.

Cost of sales. Our cost of sales increased 1.8% from RMB252.2 million in 2006 to RMB256.9 million in 2007 due primarily to (i) the increase in the volume of products sold, which drove increases in our raw material costs and labor costs as a result of manufacturing a larger volume of our products, and (ii) a decrease in the average VAT refund rate in July 2007. We are eligible for VAT refund for sales to customers outside the PRC. In July 2007, the authorities changed the average refund rate of VAT from 13% to 5% applicable to a number of our products. As a result, we have a higher VAT burden on raw materials used in sales outside the PRC for products whose applicable VAT refund rate was higher before July 2007. The non-refundable VAT portion included in cost of sales was RMB10.8 million and RMB31.2 million for 2006 and 2007, respectively. The increase in our cost of sales was partially offset by improvements in our manufacturing process, which allowed us decrease the amount of raw materials used in our production process.

Gross profit. As a result of the foregoing, our gross profit increased slightly from RMB328.5 million in 2006 to RMB332.5 million in 2007, while our overall gross profit margin decreased from 56.6% to 56.4%, respectively.

Operating expenses. Our operating expenses increased 19.2% from RMB51.0 million in 2006 to RMB60.8 million in 2007. This increase was primarily due to increases in our selling expenses and our general and administrative expenses associated with the growth of our business.

•

Selling. Selling expenses increased 16.3% from RMB8.8 million in 2006 to RMB10.2 million in 2007 due to increases in packing and shipping expenses to deliver our products to our customers, and in particular with air shipping costs as more customers requested air shipping in 2007.

•

General and Administrative. General and administrative expenses increased 36.2% from RMB22.7 million in 2006 to RMB30.9 million in 2007 primarily due to an increase in the size of our administrative staff to support the growth of our operations, which resulted in a corresponding increase in expenses for salary and benefits for our management and administrative staff from RMB7.2 million in 2006 to RMB14.7 million in 2007. To a lesser extent, we also attribute the increase in our general and administrative expenses to an increase in office expenses from RMB0.5 million in 2006 to RMB1.1 million in 2007 and an increase in depreciation and amortization of land use rights from RMB1.8 million in 2006 to RMB3.4 million in 2007. The overall increase was partially mitigated by a decrease in expenses for consulting and auditing fees from RMB5.7 million in 2006 to RMB2.9 million in 2007 as we incurred a number of fees related to specific projects that we were involved in during 2006.

•

Research and Development. Research and development expenses decreased by 2.6% from RMB18.6 million in 2006 to RMB18.2 million in 2007 because our research and development activities in 2007 did not require the consumption of as much raw materials compared to 2006.

•

Other Operating Expenses. Other operating expenses increased from RMB0.8 million in 2006 to RMB1.5 million in 2007 due primarily to the increased loss we incurred on the disposal of certain property, plant and equipment in 2007.

Government grants. The government grants we were awarded decreased from RMB4.1 million in 2006 to RMB1.4 million in 2007.

Income from operations. As a result of the foregoing, we generated income from operations of RMB281.7 million in 2006 which decreased by 3.0% to RMB273.1 million in 2007.

Interest income. Our interest income amounted to RMB0.8 million in 2006 and RMB0.8 million in 2007 because our total cash on deposit in interest-bearing savings accounts and the related interest rates both remained approximately the same.

Interest expense. Our interest expense increased from RMB0.6 million in 2006 to RMB0.7 million in 2007, due to an increase in the weighted average interest rate of our bank borrowings in 2007.

Foreign currency exchange loss, net. Our net foreign currency exchange loss increased 4.4% from RMB1.95 million in 2006 to RMB2.0 million in 2007 due to depreciation in the U.S. dollar against the Renminbi, as a large percentage of our sales are denominated in U.S. dollars.

Gain on disposal of a subsidiary. We recognized a gain of RMB24,000 from the sale of our 100% equity interest in Shanghai ChemSpec Trading Co., Inc. to a third party. Prior to the sale, we transferred all operations, the majority of the employees and the customer base of Shanghai ChemSpec Trading Co., Ltd. to our wholly-owned subsidiary Shanghai Qi Yue.

Other income. We had other income of RMB8,000 and RMB0.4 million in 2006 and 2007, respectively.

Earnings before income taxes. Earnings before income taxes was RMB279.9 million in 2006 which decreased by 3.0% to RMB271.6 million in 2007.

Income tax benefit (expense). Our income tax expense was RMB43.9 million in 2006 which decreased 14.7% to RMB37.4 million in 2007. Our effective tax rate in 2007 decreased to 13.8% from 15.7% in 2006 because two of our subsidiaries, Shanghai Wan Su and Taixing ChemSpec, commenced their tax holidays in 2007 in connection with their reorganization as a Sino-foreign equity joint venture and a wholly foreign-owned enterprise, respectively. The decrease in our effective tax rate was partially offset by an increase in the tax rate of Shanghai ChemSpec from 15% to 27% because Shanghai ChemSpec ceased to be a domestic company in August 2006 and lost its preferential tax treatment.

Net income. As a result of the foregoing, we had net income of RMB234.2 million in 2007, as compared to net income of RMB236.0 million in 2006, a slight decrease of 0.8%.

Net loss (income) attributable to non-controlling interests. Net loss (income) attributable to non-controlling interests was a credit of RMB0.5 million in 2006 and a charge of RMB0.1 million in 2007 attributable to the 40% ownership interest in Huajing Company, which was held by Mr. Xuhua Ren.

Net income attributable to our shareholders. As a result of the foregoing, we had net income attributable to our shareholders of RMB234.0 million in 2007, compared to RMB236.5 million in 2006, a decrease of 1.1%. Without the tax holiday we received, net income attributable to our shareholders for the year ended December 31, 2007 would have been reduced by RMB35.3 million.

Selected Quarterly Results of Operations

The following tables present certain consolidated quarterly financial data for each of the nine quarters in the period from January 1, 2007 to March 31, 2009. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the consolidated quarterly financial information on substantially the same basis as our annual consolidated financial statements. The consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	Three Months Ended
Consolidated Statement of Operations Data	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009
		(in thousands of RMB)
Sales	93,990	139,146	159,573	196,640	163,195	215,977	284,921	280,761	200,299
Gross profit	54,712	88,877	90,485	98,419	68,146	86,802	120,638	118,545	75,920
Selling expenses	(1,365)	(2,811)	(2,015)	(4,043)	(4,009)	(2,331)	(2,900)	(2,631)	(2,923)
General and administrative expenses	(7,286)	(6,460)	(7,411)	(9,777)	(12,319)	(12,231)	(15,800)	(17,790)	(13,504)
Research and development expenses	(7,379)	(2,369)	(3,167)	(5,254)	(4,798)	(5,873)	(6,425)	(10,387)	(8,772)
Income from operations	38,412	78,010	77,811	78,905	46,957	65,951	95,900	86,718	50,081
Foreign currency exchange loss, net	(798)	(287)	(455)	(496)	(799)	(1,175)	(5,883)	(1,656)	(2,740)
Earnings before income taxes	37,713	77,734	77,470	78,698	46,259	64,276	89,738	85,717	47,200
Income tax (expense) benefit(1)	(10,544)	(18,561)	(4,276)	(4,062)	12,478	(6,408)	37,735	(11,890)	(10,869)

Net income	27,169	59,173	73,194	74,636	58,737	57,868	127,473	73,827	36,331
Net loss (income) attributable to non-controlling interests	154	170	123	(579)	(8)	(781)	(1,173)	(2,168)	(3,625)

Net income attributable to our shareholders	27,323	59,343	73,317	74,057	58,729	57,087	126,300	71,659	32,706

(1)	The details of tax refunds we received are as follows:

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009
	(in thousands of RMB)
Income tax expenses excluding tax refunds	(10,544)	(18,561)	(4,276)	(4,062)	(3,796)	(6,408)	(4,758)	(11,890)	(10,869)
Income tax refunds	—	—	—	—	16,274	—	42,493	—	—

Income tax (expense) benefit	(10,544)	(18,561)	(4,276)	(4,062)	12,478	(6,408)	37,735	(11,890)	(10,869)

Our quarterly sales, gross profit and net income have fluctuated in the nine quarters ended March 31, 2009. These fluctuations have largely been the result of fluctuations in customer demand for our products, our product mix at different points in time and the stage of commercial development of various products as well as our manufacturing capacity. The shift in our product mix has been the result of available manufacturing capacity levels, varying growth levels and cyclicality in the end markets that use our products. This shift has resulted in a gradual increase in the percentage of our products sold to end markets in the pharmaceutical and agrochemical industries and a gradual decrease in the percentage of sales of products used by end users in the electronics industry. We generally experience lower demand for our products in the first quarter of each year. Our sales, gross profit and net income attributable to our shareholders generally grew in each of the four quarters ended December 31, 2007. Growth in our gross profit and net income beginning in the third quarter of 2007 did not keep pace with the growth in our sales during those periods. This was primarily a result of a decrease in the VAT refund we received for export sales, as the PRC tax authorities changed the VAT refund rate applicable to most of our products from 13% to 5% starting in July 2007. The decrease in sales in the first quarter of 2008 reflected a seasonality effect as the first quarter is generally our slowest quarter because our customers, particularly customers in the electronics industry, place fewer and smaller orders in that quarter. This was offset in part by increased sales attributable to products manufactured by Jiangsu Wei Er, which we acquired in February 2008. Gross margin and net income attributable to our shareholders in the first two quarters of 2008 were reduced compared to the immediately preceding quarters as a result of the following factors: (i) the ongoing effect of the decreased VAT refund rate and (ii) starting in February 2008, the inclusion of products sold by Jiangsu Wei Er whose products currently have lower average selling prices but larger average sales volume, and which commanded lower profit margins than our other products immediately following our acquisition of that facility. Jiangsu Wei Er accounted for sales of RMB8.8 million, RMB47.3 million, RMB54.5 million and RMB58.2 million for the three month periods ended March 31, June 30, September 30 and December 31, 2008, respectively, representing gross margins in respect of those sales of (17.9%), 15.0%, 21.3% and 28.8% in those periods, respectively. Sales in the first quarter of 2008 decreased due to seasonality effects that we tend to experience in the first quarter of each year, which effect was offset somewhat in our net income attributable to our shareholders due to a tax refund of RMB16.3 million and a tax holiday of RMB11.3 million received during that period. Net income attributable to our shareholders in the third quarter of 2008 increased significantly as the volume of sales grew, including from products produced by Jiangsu Wei Er, and due to a tax refund of RMB42.5 million we received in that quarter. Sales remained relatively constant in the fourth quarter of 2008 while net income attributable to our shareholders fell due to our recording a tax expense rather than tax refund during that period. In both the third and fourth quarter of 2008, gross margins stabilized as we integrated Jiangsu Wei Er’s production into our overall operations. Sales and net income attributable to our shareholders in the first quarter of 2009 decreased as a result of decreased demand for specialty chemicals used in the manufacture of electronics, including in particular TFT-LCDs, due to the global economic slow down and decreased consumer demand, which was partly offset by increased sales of specialty chemicals sold to or used by end users in the pharmaceutical and agrochemical industries.

As we continue to implement improvements on our Jiangsu Wei Er facility and migrate its product mix to higher value-added products, we expect the negative impact of Jiangsu Wei Er on our gross margins to decrease over time. As our sales will continue to depend on orders from our customers and ultimately on demand in the end markets where our products are used, we expect our sales may continue to be prone to quarterly fluctuation, particularly as consumer demand in end markets such as consumer electronics may continue to be negatively affected by the global economic environment. However, as we expect our product mix to gradually include more products used in the pharmaceutical and agrochemicals industries, we expect that any seasonal effects on our sales may become less pronounced as we generally experience less seasonality with those industries than with the electronics industry. See “Risk Factors—Risks Related to Our Company and Industry—Our operating history with our current scale and product mix may not serve as an adequate basis to judge our future prospects and results of operations”; and “—Our operating results may fluctuate considerably on a quarterly basis. These fluctuations could have an adverse effect on the price of our shares and ADSs.”

Inventories and Receivables

Inventories and receivables are two principal components of our working capital, particularly during periods when sales increase. Accordingly, control of inventories and receivables are key aspects of our operations.

Our average inventory turnover period increased from 62 days in 2006 to 121 days in 2007, decreased to 111 days in 2008 and increased from 122 days in the three months ended March 31, 2008 to 143 days in the three months ended March 31, 2009. The increase in 2007 was primarily due to an increase in work-in progress and finished goods pursuant to our customers’ requests in order to ensure timely delivery of products to our customers when they place orders. In addition, in 2007, we increased our raw materials inventories in order to partially offset the foreseeable increases in the costs of our raw materials. The decrease in 2008 was a result of our increased volume of sales which resulted in faster turnover of products and shorter inventory times.

We sell to our principal customers on an open account basis, allowing credit terms of between 30 and 90 days, with most payments made within 90 days. The average collection days for our accounts receivable was 27 days in 2006, 26 days in 2007, 35 days in 2008, 44 days in the three months ended March 31, 2008 and 58 days in the three months ended March 31, 2009. Bad debt expense accounted for less than 1% of our sales in each of 2006, 2007, and 2008 and the three months ended March 31, 2008 and 2009.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash generated from our operations. As of December 31, 2007, December 31, 2008 and March 31, 2009, we had approximately RMB56.9 million, RMB180.1 million (US$26.4 million) and RMB161.6 million (US$23.6 million), respectively, in cash. Our cash generally consists of cash on hand and demand deposits. We require cash to fund our ongoing business needs, particularly salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing and research and development facilities. As of December 31, 2007, we had approximately RMB40.0 million in short-term bank borrowings with a weighted average interest rate of 7.066% per annum. As of December 31, 2008, we had approximately RMB60.0 million (US$8.8 million) in short-term bank borrowings with a weighted average interest rate of 7.719% per annum. As of March 31, 2009, we had approximately RMB55.0 million (US$8.0 million) in short-term bank borrowings with a weighted average interest rate of 5.925% per annum. The amount of unused credit facilities available as of March 31, 2009 amounted to RMB36.3 million (US$5.3 million). Our short-term bank borrowings mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. We have traditionally negotiated the renewal of facilities shortly before they mature although, no assurance can be made that we will be able to continue successfully re-negotiate the renewal of these facilities in the future.

The increase in cash from RMB56.9 million as of December 31, 2007 to RMB180.1 million (US$26.4 million) as of December 31, 2008 resulted primarily from increases in cash flows from cash collected from sales as well as the RMB20.0 million increase in short-term borrowings between these periods. The decrease in cash from RMB180.1 million (US$26.4 million) as of December 31, 2008 to RMB161.6 million (US$23.6 million) as of March 31, 2009 resulted from a RMB5.0 million (US$0.7 million) reduction in short-term borrowings outstanding and reduced cash flow from operations due to slower cash collection on sales in the first quarter of 2009.

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by consolidated subsidiaries for the cash needs of Chemspec International Limited, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Risk Factors—Risks Related to Doing Business in

China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Despite the slowdown in sales in the first quarter of 2009 due to the slowdown in global economic conditions, our cash flow and available liquidity have continued to be sufficient for the operation of our business. Depending on market and economic conditions, we may increase our short-term borrowings and available credit facilities by up to RMB40.0 million in 2009 to provide additional liquidity for our business, although we expect that such an increase will not be necessary based on our expected cash flow from operations, existing credit lines and the expected proceeds from this offering. Based on current credit conditions in China and preliminary discussions with our local banks, we do not believe we will encounter any problems in increasing our short-term borrowings if the need arises. We believe that our cash, anticipated cash flow from operations and the net proceeds we expect to receive from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008			2008	2009	2009
	(in thousands)
Cash	RMB37,633	RMB56,929	RMB180,081	US$	26,355	RMB101,215	RMB161,587	US$	23,648
Net cash provided by operating activities	189,011	169,916	297,120		43,484	91,278	45,340		6,636
Net cash used in investing activities	83,412	100,601	130,070		19,036	42,047	58,992		8,634
Net cash used in financing activities	156,981	50,085	44,190		6,467	5,123	5,030		736

Operating Activities

Net cash provided by operating activities decreased from RMB189.0 million for the year ended December 31, 2006 to RMB169.9 million for the year ended December 31, 2007. While our revenues and gross profit only increased slightly, our operating expenses increased by 19.2%. The net decrease in cash provided by operating activities of RMB19.1 million in 2007 over 2006 was mainly due to increased cash outflows to build up our 2007 year end work in progress and finished goods inventory levels in response to customer requests, the RMB9.3 million increase in prepayments in 2007 to our trading partner, Kangpeng Nong Hua, for raw materials purchase, the increase in taxes paid in 2007 of RMB28.6 million for our remaining income tax liability incurred in year 2006, the increase in cash outflows of RMB9.9 million for increased operating cost (primarily increased selling, general and administrative costs), the increase in VAT paid to tax authorities as a result of lower refundable VAT paid on purchases primarily to due to the change in sales mix towards more export sales, all of which was partially offset by the increase cash collections from customers in 2007 over 2006 of RMB59.2 million.

Net cash provided by operating activities increased from RMB169.9 million for the year ended December 31, 2007 to RMB297.1 million (US$43.5 million) for the year ended December 31, 2008. This increase was the result of (i) a decrease of RMB99.3 million (US$14.5 million) in taxes paid and (ii) an increase in cash collected from customers, partially offset by amounts paid to our suppliers, employees and other creditors in connection with a build-up of our inventory during this period. The decrease in taxes paid between these two periods was due to (i) a tax refund from our using retained earnings from prior years to increase the registered capital of Shanghai ChemSpec and (ii) a tax refund from the income tax paid by Shanghai ChemSpec after its entitlement to an exemption from income tax for the period from August 1, 2006 to December 31, 2007 and (iii) a decrease in our effective tax rate as our consolidated entities that accounted for the greatest percentage of our earnings before income taxes in 2008 enjoyed lower preferential tax rates compared to the entities that accounted for the greatest percentage of our earnings before income taxes in 2008. The build up in levels of inventory and work-in-progress between these two periods was carried out in response to customer requests.

Net cash provided by operating activities decreased from RMB91.3 million for the three months ended March 31, 2008 to RMB45.3 million (US$6.6 million) for the three months ended March 31, 2009. This decrease was the result of increases in payments to our suppliers and creditors.

Investing Activities

Net cash used in investing activities amounted to RMB83.4 million, RMB100.6 million, RMB130.1 million (US$19.0 million) and RMB59.0 million (US$8.6 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our research and development and manufacturing facilities, and purchase of land use rights. These capital expenditures were RMB91.6 million in 2006, RMB93.5 million in 2007, RMB127.5 million (US$18.7 million) in 2008 and RMB58.3 million (US$8.5 million) in the three months ended March 31, 2009. In addition, we made payments of RMB17.5 million (US$2.6 million) and RMB0.6 million (US$94,000) for land use rights in 2008 and the three months ended March 31, 2009, respectively, in connection with securing the land for construction of our new facilities. We expect our net cash used in investing activities over the next several years to increase as we execute our expansion plan to further upgrade and improve our existing facilities.

Financing Activities

Net cash used in financing activities amounted to RMB157.0 million, RMB50.1 million, RMB44.2 million (US$6.5 million) and RMB5.0 million (US$0.7 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Cash used in financing activities primarily consists of dividends paid, distributions to shareholders, repayment of bank loans and repayment of borrowings from related parties. Cash provided from financing activities primarily consists of proceeds from bank loans and proceeds from borrowings from related parties. We paid dividends of RMB164.6 million in 2006 and RMB19.4 million in 2007. In addition, in 2006, we made a distribution of RMB99.9 million to shareholders in connection with our reorganization. We paid no dividends in 2008 or in the three months ended March 31, 2009.

Net cash used in financing activities decreased by 1.8% to RMB5.0 million (US$0.7 million) in the three months ended March 31, 2009 from RMB5.1 million in the three months ended March 31, 2008 due to less payment for costs related to our initial public offering offset by related party transactions. Net cash used in financing activities decreased by 11.8% to RMB44.2 million (US$6.5 million) in 2008 from RMB50.1 million in 2007 primarily due to increases in proceeds from bank loans and proceeds from non-interest bearing borrowings from related parties, which was partially offset by a significant increase in repayments of non-interest bearing borrowings from related parties and by the fact that we paid no dividends in 2008. Net cash used in financing activities decreased by 68.1% to RMB50.1 million in 2007 from RMB157.0 million in 2006 primarily due to the significant decrease in dividends paid and distributions to shareholders, which was partially offset by the decrease in proceeds from non-interest bearing borrowings from related parties.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our facilities, (ii) leasehold improvements, (iii) investment in equipment, technology and operating systems, and (iv) capitalized interest. Our capital expenditures were RMB125.7 million, RMB97.6 million, RMB161.5 million (US$23.6 million) and RMB58.8 million (US$8.6 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Our primary planned capital expenditures for 2009 are for expansion of our manufacturing capacity in China and enhancement of our research and development capabilities in China. We expect that our capital expenditures in 2009 and 2010 will amount to approximately RMB310.0 million and RMB150.0 million, respectively, in connection with both the expansion of our production capacity and for maintenance and upkeep of our existing facilities. See “Business—Headquarters and Facilities.” We expect to fund these planned expenditures through cash generated from operations and from the proceeds to be received from this offering.

Contractual Obligations

The following table sets forth our contractual obligations, including interest, as of December 31, 2008:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(RMB in millions)
Capital commitments	61.2	61.2	—	—	—
Operating lease obligations	0.2	0.2	—	—	—
Short-term debt	61.4	61.4	—	—	—

Total	122.8	122.8	—	—	—

As of December 31, 2008, we had capital commitments of RMB61.2 million (US$9.0 million), short-term debt (including interest) of RMB61.4 million (US$9.0 million) and no long-term debt. Our operating lease obligations remained unchanged from December 31, 2007. We attribute the increase in capital commitments to the construction of new facilities and expansion of our existing facilities. We attribute the increase in short-term debt to increased bank borrowings to fund our working capital needs.

Off-Balance Sheet Commitments and Arrangements

We do not have any outstanding off-balance sheet guarantees or interest rate swap transactions. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

A majority of our sales are denominated in U.S. dollars, with the remainder denominated in Renminbi, Euro and Japanese Yen. Our costs and capital expenditures are largely denominated in Renminbi. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy has resulted in the gradual increase in the value of the Renminbi against the U.S. dollar over time. As of March 31, 2009, the Renminbi has appreciated approximately 17.4% against the U.S. dollar since July 21, 2005. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Fluctuations in currency exchange rates could have a significant effect on our financial condition and results of operations due to the extent of our transactions denominated in foreign currencies as well as any mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates pertaining to our foreign currency transactions, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins.

The functional currency of our PRC subsidiaries is the Renminbi. Transactions denominated in other currencies are re-measured into Renminbi and any resulting foreign currency exchange gains and losses are recognized in our consolidated statements of income. Our exposure to foreign currency exchange risk primarily relates to our accounts receivable and cash that are denominated in currencies other than the Renminbi. As of March 31, 2009, we held an equivalent of RMB116.4 million (US$17.0 million) in accounts receivable, of which RMB69.0 million (US$10.1 million) was denominated in U.S. dollars. As of December 31, 2007, December 31, 2008 and March 31, 2009, we also held an equivalent of RMB56.9 million, RMB180.1 million (US$26.4 million) and RMB161.6 million (US$23.6 million), respectively, in cash, of which RMB4.3 million, RMB19.3 million (US$2.8 million) and RMB16.8 million (US$2.5 million), respectively, was denominated in U.S. dollars. Generally, the appreciation of the Renminbi against the U.S. dollar will result in foreign exchange losses for monetary assets denominated in U.S. dollars and foreign currency exchange gains for monetary liabilities denominated in U.S. dollars, and vice versa. We incurred net foreign currency exchange losses of approximately RMB2.0 million, RMB2.0 million, RMB9.5 million (US$1.4 million) and RMB2.7 million (US$0.4 million) during 2006, 2007 and 2008 and the three months ended March 31, 2009, respectively, which are reported in our consolidated statements of income. These net foreign currency exchange losses recognized under our statement of income were partially offset by net foreign currency translation adjustments of RMB1.5 million, RMB2.8 million and RMB2.4 million (US$0.4 million) in 2006, 2007 and 2008, respectively, and partially increased by a net foreign currency translation loss of RMB3,000 (US$400) in the three months ended March 31, 2009, in each case through other comprehensive income as a component of equity.

We and our subsidiaries located outside the PRC use the U.S. dollar as our functional currency. Our assets and liabilities and those of our subsidiaries located outside the PRC are translated into our reporting currency, the Renminbi, using the exchange rate on the balance sheet date. Our revenues and expenses and those of our subsidiaries located outside the PRC are translated into our reporting currency at average rates prevailing during the year. Our gains and losses resulting from the translation of the financial statements and those of our subsidiaries located outside the PRC are reported as a separate component of accumulated other comprehensive income within equity in our consolidated financial statements. As of December 31, 2007, December 31, 2008 and March 31, 2009, our net liabilities denominated in currencies other than RMB of our subsidiaries located outside of the PRC was RMB39.2 million, RMB23.3 million (US$3.4 million) and RMB23.4 million (US$3.4 million), respectively. We recognized foreign currency translation gains of approximately RMB1.5 million, RMB2.8 million and RMB2.4 million (US$0.4 million) and a foreign currency translation loss of RMB3,000 (US$400) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. We have reported a net foreign currency translation gain despite the Renminbi appreciation against the U.S. dollar because the majority of our total assets and those of our subsidiaries located outside of the PRC comprise of investments in the PRC subsidiaries, which is eliminated on consolidation. The remaining assets and liabilities are mostly denominated in Renminbi, except for amounts due to a related party totaling RMB38.0 million (US$5.6 million) as of December 31, 2008 and March 31, 2009, which are denominated in U.S. dollars.

We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign currency exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we cannot assure you that we would be able to effectively manage our foreign currency exchange risk exposure.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expense incurred by our short-term borrowings and interest income on our interest-bearing cash and pledged deposit balances. As of March 31, 2009, we had RMB55.0 million (US$8.0 million) and RMB191.5 million (US$28.0 million) of short-term borrowings and interest-bearing cash and pledged deposit balances, respectively.

We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term borrowings may increase or decrease due to changes in market interest rates. Our short-term bank borrowings had a weighted average interest rate of 7.719% per annum during 2008 and mature at various dates within one year. Our future interest income on our interest-bearing cash balances may increase or decrease due to changes in market interest conditions.

Our interest expense and interest income has historically been immaterial to our consolidated financial statements. Consequently, we believe we currently do not have any significant interest rate risk exposure.

Inflation

Inflation in China has not materially impacted our results of operations in recent years, although there has been a recent trend towards inflation which could affect our costs and our advantages as a China-based manufacturer. According to the China Statistics Bureau, consumer price inflation in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No. 159 gives us the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for our 2008 fiscal year. We have elected not to adopt this optional standard.

In February 2008, the FASB issued FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions. The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. The initial adoption of FSP FAS 140-3 has no impact on the March 31, 2009 unaudited interim condensed financial position and results of operations.

On January 1, 2009, we adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, or SFAS 157, as it relates to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, or GAAP, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of SFAS 157, as it relates to non-financial assets and non-financial liabilities, had no impact on our condensed unaudited consolidated financial statements for the three months ended and as of March 31, 2009. The provisions of SFAS 157 will be applied at such time a fair value measurement of a non-financial asset or non-financial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of SFAS 157.

On January 1, 2009, we adopted SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, or SFAS 161. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, or SFAS 133, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The initial adoption of SFAS 161 had no impact on our condensed unaudited consolidated financial statements for the three months ended and as of March 31, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51, or SFAS No. 160. SFAS No. 160 requires non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. SFAS No. 160 is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. In connection with the preparation and issuance of our unaudited interim financial statements for the three-month period ended March 31, 2009, which are included elsewhere in this prospectus, we adopted SFAS No. 160 on January 1, 2009. In accordance with the retrospective application provisions of SFAS No. 160, our consolidated financial statements as of December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008 have been revised to present non-controlling interests as a component of equity. We believe these reclassification and presentation adjustments were immaterial to our consolidated financial statements.

On January 1, 2009, we adopted SFAS No. 141 (revised 2007), Business Combinations, or SFAS 141(R), which replaces SFAS No. 141, Business Combinations, or SFAS 141, but retains the fundamental requirements in SFAS 141, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. SFAS 141(R) requires an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. It also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. Additionally, SFAS 141(R) requires acquisition-related costs to be expensed in the period in which the costs are incurred and the services are received instead of including such costs as part of the acquisition price.

On January 1, 2009, we adopted FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, or FSP EITF 03-6-1. FSP EITF 03-6-1 states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption of FSP EITF 03-6-1 did not have a material impact on our condensed unaudited consolidated financial statements included elsewhere in this prospectus.

OUR CORPORATE STRUCTURE AND HISTORY

We are a holding company incorporated in the Cayman Islands on May 30, 2006 to facilitate investments by foreign financial investors and as part of our restructuring conducted in 2006. Our current operations are conducted through our subsidiaries organized and located in the PRC. Our principal executive offices are located at 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China, and our phone number is +86 (21) 5270-2636.

Shanghai ChemSpec Corporation, or Shanghai ChemSpec, was founded in November 1996 by Dr. Jianhua Yang and Teng Zhou Rui Yuan Fragrance Factory, or Fragrance Factory. In April 2006, Wisecon Limited, or Wisecon, was incorporated in Hong Kong. The transfer of the equity interests in our operating subsidiaries to Wisecon was completed in July 2006 for the purpose of establishing a corporate structure to facilitate the raising of capital from investors outside of China. In February 2006, Stanley Space Limited, or Stanley Space, was incorporated in the British Virgin Islands as the holding company of Wisecon. The initial beneficial owner of Stanley Space was Dr. Jianhua Yang. Stanley Space Limited purchased all of the equity interests of Wisecon in April 2006 for HK$1.0. On May 30, 2006, to facilitate investments by foreign financial investors, Chemspec International Limited, or Chemspec, was incorporated in the Cayman Islands. In August 2006, we issued ordinary shares to existing shareholders of Stanley Space in exchange for the respective equity interest that these shareholders held in Stanley Space, and Chemspec International Limited became the ultimate holding company of our operating subsidiaries.

Shanghai ChemSpec Trading Co., Ltd., or Shanghai ChemSpec Trading, which was incorporated in June 1999 in the PRC as a wholly owned subsidiary of Shanghai ChemSpec Co., purchases raw materials and supplies from suppliers located in China for our core manufacturing business. In October 2007, we transferred all our interests in Shanghai ChemSpec Trading to a third party. In addition, we entered into a series of share transfer agreements to purchase 80% equity interests in Jiangsu Wei Er in January 2008. In March 2008, we acquired an additional 20% interest in Zhejiang Huajing Fluorochemical and Technology Company Limited, or Huajing Company, to increase our equity interest to 80%. We currently conduct substantially all of our operations through the following subsidiaries:

•

Shanghai ChemSpec, our wholly owned subsidiary incorporated in the PRC that (i) provides overall management and operational planning for all of our subsidiaries and (ii) engages in the design, manufacture and sale of complex fluorine-based specialty chemicals;

•	Taixing ChemSpec, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Shanghai Qi Yue, our wholly owned subsidiary incorporated in the PRC that engages in trading activities and arranges the export of our products;

•	Shanghai Wan Su, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Huajing Company, a subsidiary in which we hold an 80% equity interest incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Quzhou Kangpeng, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products; and

•	Jiangsu Wei Er, our 80% owned subsidiary incorporated in the PRC that engages in the manufacture of specialty chemicals used in agrochemicals and pharmaceuticals.

In addition, we recently established, and obtained the business license for, Binhai Kangjie Chemicals Co., Ltd., or Binhai Kangjie, our 92%-owned subsidiary incorporated in the PRC. Binhai Kangjie’s production facilities are still under construction and are expected to begin partial operations in late 2009 and to be fully operational by 2010. Binhai Kangjie is expected to engage in the manufacture of the full range of our products.

The following diagram illustrates our corporate structure and place of organization of each of our subsidiaries as of the date of this prospectus:

(1)	The remaining equity interest in these entities is held by unrelated third parties.

OUR INDUSTRY

Global Chemicals Market

The global market for chemicals is driven by a wide range of industries that require chemicals for use in the production of other materials and products, including, among others, industries such as plastics, pharmaceuticals, electronics, building materials and agriculture. Chemicals are broadly categorized into two groups: commodity chemicals and specialty chemicals.

Commodity Chemicals

Commodity chemicals have simpler chemical compositions, require less engineering and customization and are manufactured in mass quantities. Commodity chemicals are sold solely on the basis of their chemical composition and can be readily interchanged with commodity chemicals from any manufacturer. The commodity chemical industry is characterized by: (i) large production volume, (ii) low requirements for engineering and design expertise and (iii) price fluctuation closely tied to raw material costs. Commodity chemicals are used in a wide range of industries including plastics and rubber, paper, dyes, sewage and other treatment, industrial manufacturing, construction materials and cosmetics.

Specialty Chemicals

The specialty chemicals industry covers a wide range of customized chemical products for diverse product applications. Specialty chemicals are generally evaluated on the basis of their performance rather than their chemical composition. They are generally characterized by (i) smaller production volume; (ii) high levels of engineering and customization; (iii) production processes that require more knowledge, expertise and capital investment; and (iv) a fragmented group of numerous chemical companies that provide service and integrated solutions in conjunction with specialty chemicals products. Due to the complexity involved in their production and the performance specifications required by customers, specialty chemicals are differentiated not just on price, but also based on the efficiency with which the products are produced and the quality of their performance for their intended purpose. Specialty chemicals have major applications in a broad range of industries. The largest five end user segments for specialty chemicals are active pharmaceutical ingredients, electronic chemicals, agrochemicals, construction chemicals and specialty polymers. Specialty chemicals play an important role in these and other end markets by enabling or enhancing an end product’s ability to perform as intended.

The specialty chemicals industry includes a wide range of advanced and engineered chemicals and can be divided into the following value chain from less complex to highly engineered chemicals:

Basic specialty chemicals are specialty chemicals that involve engineering and design and are sold on the basis of their function. Intermediates are more complex specialty chemicals the production of which involves multiple chemical reactions and chemical combinations. Intermediates, while more advanced than basic specialty chemicals, are building blocks used in the manufacture of more advanced chemicals. Intermediate chemicals do not function as performance chemicals but are an important source in the supply chain to create specialty chemicals. In general, intermediates (i) require high degrees of process design, engineering and customization, (ii) represent higher-value products that can range in price from a few dollars to a few thousand dollars per kilogram depending on the complexity of manufacture and composition, (iii) require a production process involving multiple steps to produce the chemicals to required standards and specifications and (iv) feature relatively smaller production volumes compared to commodity chemicals. Performance chemicals are highly-engineered chemicals that are final products used in materials to produce a specific effect or function and are the most advanced form of specialty chemicals with the highest value-added.

The global specialty chemicals industry had aggregate revenues that increased from approximately US$361.9 billion in 2004 to approximately US$497.8 billion in 2008, according to Frost & Sullivan. Revenues in the specialty chemicals industry are expected to grow to US$598.1 billion by 2012, representing an anticipated compound annual growth rate, or CAGR, of 4.7% from 2008 to 2012. The following chart shows the estimated historic and projected total revenue figures and growth rates for the global specialty chemicals market for the years indicated:

Source: Strategic Analysis of the Fluorinated Specialty Chemicals Market in China, Frost & Sullivan, May 2009.

In 2008, the world’s five largest specialty chemicals segments—active pharmaceutical ingredients, electronic chemicals, agrochemicals, construction chemicals, and specialty polymers—had a combined market share of about 43.8%. Sales of specialty chemicals are concentrated in North America, Western Europe and Japan, which accounted for approximately 67.1% of total world specialty chemicals sales in 2008, while China accounted for approximately 14.9% of the total global market, according to Frost & Sullivan.

Within the specialty chemicals industry, there are different areas of specialization for products involving different principal components involved in the manufacture of the specialty chemicals. Among these specialized segments are fluorinated specialty chemicals, petrochemicals and industrial chemicals.

Fluorinated Specialty Chemicals

The fluorinated specialty chemicals industry represents an important and growing sector of the specialty chemicals industry. Fluorine is the most highly reactive and the most highly electronegative element. It forms the shortest bonds besides hydrogen and also forms the highest energy carbon-halogen bonds, which results in high stability under a wide range of temperatures. These unique properties of fluorine have driven increased demand for fluorinated specialty chemicals used in electronics, pharmaceuticals, agrochemicals and other industries such as chemical processing, semiconductors and performance coatings. Specifically, the wide use of fluorinated specialty chemicals in the electronics industry is a result of their ability to expand the operating temperature range and enable low voltage operation and prompt response time. For example, fluorine-based specialty chemicals used in the manufacture of liquid crystal materials for TFT-LCDs perform the essential function of reducing response times of displays while enabling increased panel size.

In addition, active pharmaceutical ingredients, the active substance in drugs that causes the intended effect of the drug, use fluorinated specialty chemicals as a building block to increase biological activity such as better absorption into the body. Fluorinated specialty chemicals also increase efficiency and metabolizing capacity in pharmaceuticals. It is expected that the use of fluorinated pharmaceuticals will continue to increase in the medicine development process. In the agrochemical industry, fluorinated pesticides can provide higher efficacy and lower toxicity with smaller dosages than traditional non-fluorine-based chemicals, since the replacement by fluorine atoms or other fluorine radicals on the aromatic nucleus can significantly improve pesticide activity.

Specialty Chemicals Market in China

The specialty chemicals market in China is currently experiencing significant growth and is projected to continue for the foreseeable future. Total revenues grew 22.6% from US$60.5 billion in 2007 to US$74.2 billion in 2008 and are projected to grow to US$120.4 billion by 2012, representing a CAGR of 12.8% from 2008 to 2012, according to Frost & Sullivan. China’s overall share of the global specialty chemicals market is also expected to grow. The following chart sets forth estimated historical and projected revenue figures for the specialty chemicals market in China for the periods indicated:

Source: Strategic Analysis of the Fluorinated Specialty Chemicals Market in China, Frost & Sullivan, May 2009.

Total sales of specialty chemicals in China accounted for 14.9% of total global sales in 2008 and are expected to grow to account for approximately 20.1% of total global sales by 2012, according to Frost & Sullivan. A number of trends and characteristics of the Chinese market are expected to drive growth of specialty chemicals manufacturing there, including competitive advantages such as lower labor and regulatory costs and ready access to raw materials.

Fluorinated Specialty Chemicals Industry in China

The fluorinated specialty chemicals industry in China has been growing rapidly. The Chinese fluorinated specialty chemicals industry grew from revenues of approximately US$210.2 million in 2004 to approximately US$553.5 million in 2008, according to Frost & Sullivan. The following chart sets forth the estimated historical and projected total revenue figures of the fluorinated specialty chemicals industry in China for the years indicated:

Source: Strategic Analysis of the Fluorinated Specialty Chemicals Market in China, Frost & Sullivan, May 2009.

The Chinese fluorinated specialty chemicals market is currently benefiting from increased global demand for fluorinated chemicals based on their ability to enhance performance and efficiency in a range of industries. In addition, because raw material prices for key components of fluorinated specialty chemicals such as hydrofluoric acid and sulfuric acid are rising, and are expected to continue to rise, China’s position as a low-cost manufacturing country will continue to be a key consideration for chemical companies seeking low manufacturing costs. As demand for fluorinated specialty chemicals increases and outsourcing to lower cost manufacturing locations continues, revenue growth of the fluorinated intermediate chemical industry in China is expected to grow from approximately US$553.5 million in 2008 to approximately US$1.4 billion by 2012, representing a CAGR of 25.7%.

Out of the total 2008 revenues in the fluorinated specialty chemicals market in China, 45.8% were applied in pharmaceuticals, 29.2% in agrochemicals and 20.5% in electronics with the remaining 4.5% used in other applications.

Source: Strategic Analysis of the Fluorinated Specialty Chemicals Market in China, Frost & Sullivan, May 2009.

As demand for increasingly specialized and effective pharmaceuticals continues to grow worldwide, the fluorinated specialty chemicals industry is well positioned to receive the benefit of this growing segment of the economy. In particular, research and development in the pharmaceutical industry has spurred growth in the Chinese fluorinated specialty chemicals market, as pharmaceutical manufacturers look to China and other low cost manufacturing countries as key locations to outsource the production of specialty chemicals they require for their pharmaceuticals under development and for those pharmaceuticals that are ultimately manufactured commercially. In particular, growth in the use of fluorine in active pharmaceutical ingredients, or APIs, is expected to drive demand for fluorinated specialty chemicals. Applications for TFT-LCDs and lithium batteries is expected to continue to stimulate growth in sales of fluorinated specialty chemicals used in the electronics industry. Agrochemicals, finishing agents and dyes are also expected to offer growth opportunities in fluorinated specialty chemicals. According to Frost & Sullivan, manufacturing revenue from fluorinated specialty chemicals in China used in pharmaceutical, agrochemical and electronics applications are expected to grow at compound annual growth rates of between 25% and 30%, approximately 25% and approximately 20%, respectively, from 2009 to 2012. They further estimate that manufacturing revenue from fluorinated chemicals used in other applications, such as coatings, surfactants and dyestuffs, will grow at a compound annual rate of between 15% and 25% during the same period.

Global Outsourcing Trend for Specialty Chemicals Manufacturing

The growth in China’s specialty chemicals market has been largely driven by a high proportion of production for export, as consumers of specialty chemicals worldwide seek reliable sources of specialty chemicals from lower cost manufacturing locations such as China. The same trend is apparent in subsets of the chemical industry including fluorinated specialty chemicals, where rising raw material costs for key components such as hydrofluoric acid and sulfuric acid have contributed to the trend towards outsourcing in an effort to take advantage of low-cost manufacturing environments.

In 2008, approximately US$362.3 million of the approximately US$553.5 million in total sales of fluorinated specialty chemicals by Chinese companies, or 65.4% of total sales, were for export. Export growth of fluorinated specialty chemicals is projected to continue, with total exports expected to reach US$909.4 million by 2012, representing a CAGR of 25.9% from 2008 to 2012, according to Frost & Sullivan. The following table sets forth the estimated historic and projected export revenue of fluorinated specialty chemicals from China for the periods indicated:

Source: Strategic Analysis of the Fluorinated Specialty Chemicals Market in China, Frost & Sullivan, May 2009.

We believe this represents a growing trend toward the outsourcing of production of specialty chemicals to countries such as China, where lower manufacturing and labor costs combined with high manufacturing standards, product quality and responsiveness to customer demands continue to make China an important outsourcing country for fluorinated specialty chemicals.

BUSINESS

We are a leading China-based contract manufacturer of highly engineered specialty chemicals. In particular, we are the largest manufacturer of fluorinated specialty chemicals in China based on sales with a share of approximately 21% and 25% of the Chinese market in 2007 and 2008, respectively according to a commissioned report prepared by Frost & Sullivan. We manufacture specialty chemicals, which are typically highly engineered chemicals used as building blocks in the manufacture of more advanced chemicals or to enhance the performance of the end products manufactured by our end users in various industries including electronics, pharmaceuticals and agrochemicals. In manufacturing specialty chemicals for our customers, we also provide process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into our end users’ own products, thereby enhancing the value of our customers’ end products. We believe that our highly experienced management and research and development capabilities, our ability to rapidly respond to new customer processing specifications and requirements, and our long-term cooperative relationships with our major customers distinguish us from many contract manufacturers of chemicals and that the need to develop some or all of these attributes to be competitive effectively creates barriers to entry into the fields in which we operate. With our four flexible and responsive manufacturing facilities, we are equipped to produce specialty chemicals in both small batches for development stage projects and in large-scale amounts for commercialized projects, according to our customers needs. We refer to projects with sales of less than one metric ton per year, which typically indicates that they are still in a development or experimental stage, as “pipeline projects.” We refer to projects with sales of one metric ton per year or more as “commercialized projects.” We sell our specialty chemicals directly to end users that incorporate them into their products and to trading companies that then sell our products to final end users. We also assist certain of our long-term customers to source specialty chemicals from other producers in China. Since our establishment in 1996, we have developed a reputation for collaborating with our customers to develop and introduce more sophisticated design processes to produce specialty chemicals that meet their specific requirements. We believe that our strong research and development capabilities, efficient management of the manufacturing process and proven track record give us a competitive advantage over our competitors.

We have a demonstrated record of providing tailored contract manufacturing solutions to end users in the major end markets that use specialty chemicals. In particular, we are a principal supplier of fluorinated specialty chemicals used in the manufacture of thin film transistor liquid crystal displays, or TFT-LCDs, and other electronics. We are also a supplier of fluorinated specialty chemicals to a number of international pharmaceutical companies for use in a number of patented, FDA-approved drugs and to agrochemical companies. We expect that sales of our fluorinated specialty chemicals used in pharmaceutical research, development and manufacturing will benefit from both the rapid pace of pharmaceutical innovation and the introduction of new medicines and recent trends in the pharmaceutical industry towards outsourcing of production of specialty chemicals as well as certain product and research and development functions. We believe we are well positioned to take advantage of increasing market demand for outsourcing of the design and manufacture of more complex and highly engineered specialty chemicals, including both fluorinated and other types of specialty chemicals.

Through our process design expertise, research capabilities, efficient use of materials and track record, we have established a loyal base of customers and end users who purchase or use our products and have returned to us with requests for new products. The end users of our products purchase them either directly from us or through chemical trading companies. In 2006, 2007 and 2008, we sold products for 39, 43 and 45 commercialized projects and 49, 56 and 65 pipeline projects to a total of 37, 37 and 55 customers, respectively. Our end users include Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. Our end users also include four of the top ten pharmaceutical companies and one of the top agrochemical companies in the world, as measured by sales in 2007. Each of our top ten customers in 2006 and nine of our top ten customers in 2007 placed orders for existing or new products in 2007 and 2008, respectively. As of March 31, 2009, we own and operate four production facilities in China with a total maximum production capacity of 1.1 million liters of reactor volume, which we expect will increase to approximately 2.8 million liters by the end of 2009 through expansion of our existing facilities and by bringing new production facilities online. Our manufacturing facilities provide the flexibility to produce any of the specialty chemicals we manufacture in varying quantities, as the volume of our individual reactors range from 100 liters to 5,000 liters. All of our facilities are compliant with applicable environmental, health and safety laws and regulations in all material respects, and are audited periodically by several end users of our products, including several leading international pharmaceutical companies. As of March 31, 2009, our research and development team included 91 research scientists and technicians, ten and eighteen of whom have Ph.D. and M.S. degrees, respectively, in chemistry, engineering or other related sciences. We are in the process of building a new research and development center in Shanghai that can support up to 350 scientists, and we expect to complete construction in the second quarter of 2009.

We had sales of RMB580.7 million, RMB589.3 million, RMB944.9 million (US$138.3 million) and RMB200.3 million (US$29.3 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively, and net income attributable to our shareholders of RMB236.5 million, RMB234.0 million and RMB313.8 million (US$45.9 million) and RMB32.7 million (US$4.8 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively.

Our Competitive Strengths

The following competitive strengths have been the foundation of our strong performance, and we expect that they will facilitate our future growth:

Strong reputation and experience as a leading China-based manufacturer of specialty chemicals, with a focus on fluorinated specialty chemicals

We are a leading China-based contract manufacturer of highly engineered specialty chemicals compounds with a demonstrated track record of providing tailored chemicals to users in a range of industries, including the electronics, pharmaceutical and agrochemical industries. In particular, we are the largest manufacturer of fluorinated specialty chemicals in China based on sales. Our sales accounted for approximately 25% of fluorinated specialty chemicals sales in China in 2008, according to a commissioned report prepared by Frost & Sullivan. Our extensive experience in manufacturing fluorinated specialty chemicals enables us to provide customized solutions to our customers in a range of industries. We have consistently provided prompt and responsive manufacture and delivery of high quality fluorinated specialty chemicals according to customer specifications and requirements. Because we work with customers and end users from the trial stage to commercial production, we are able to work collaboratively with them in the development and commercialization of new, higher-performance specialty chemicals. As a result, we believe we are often the supplier of choice when they are looking to develop new fluorinated specialty chemicals for use in their products, and we have developed a reputation as an experienced contract manufacturer that offers process design, process development and manufacturing services tailored to meet the needs of our customers. In addition, working with our customers from an early stage places us in a favorable position to become one of their principal suppliers when their products are commercialized.

Flexible and multi-purpose production facilities and manufacturing capabilities

We are headquartered in Shanghai and have four manufacturing facilities located in the eastern coastal region of China. We also maintain a pilot manufacturing facility located at Shanghai Wan Su’s manufacturing site with eleven workshops. Our production facilities are periodically audited by several of the end users of our products, including several leading international pharmaceutical companies. We believe our record of compliance with PRC environmental, health and safety laws and regulations differentiates us from many other China-based chemical manufacturers. Because the specialty chemicals industry is characterized by the production of batches of a wide range of customized chemical compounds tailored to customers’ specifications, rather than continuous production of commodity chemicals, our manufacturing platform has been developed specifically to allow quick reconfiguration for the manufacture of different chemicals in varying quantities. We design our facilities to be flexible, with the volume of individual reactors ranging from 100 to 5,000 liters, and multi-purpose to accommodate and respond to the broad design, testing and manufacturing needs of our customers including achieving rapid time-to-market production of the products they request from us. Our facilities can be used to manufacture any of our products in both small, or pilot, batches as small as tens of kilograms for products under development and in quantities of hundreds of metric tons for products in commercial production. We believe our process expertise and flexibility will enable us to maintain our leading position in designing and manufacturing specialty chemicals at different stages of our customers’ development and product life cycles.

Range of customers in diversified end markets in growing industries

We sell our products to end users in a diverse range of industries, including the electronics, pharmaceuticals and agrochemicals industries. We believe this range of end markets reflects the strength of our reputation as a producer of fluorinated specialty chemicals as well as the wide range of available markets for our products. Demand for fluorinated specialty chemicals in these end markets is projected to grow, and we believe we are well positioned to benefit from this growth as a result of our established client relations with numerous end users in these industries including four of the top ten pharmaceutical companies in the world as measured by sales in 2007. According to Frost & Sullivan, manufacturing revenue from fluorinated specialty chemicals in China used in pharmaceuticals application are expected to grow at a compound annual growth rate of between 25% and 30% from 2009 to 2012. In addition, Frost & Sullivan estimates that manufacturing revenue from fluorinated specialty chemicals in China used in agrochemicals are expected to experience compound annual growth of approximately 25% from 2009 to 2012, while manufacturing revenue from specialty chemicals in China used in the electronics industry are expected to grow at a compound annual rate of approximately 20% during the same period. We believe our established presence as a supplier of specialty chemicals to each of these industries will enable us to take advantage of the anticipated growth in demand in these end markets.

High customer satisfaction, long-term cooperation with customers and ability to respond rapidly to customer requirements

We focus heavily on ensuring customer satisfaction and believe that we have consistently delivered high quality products and services to our customers.

In striving to meet our customers’ demands, we believe we differentiate ourselves from our competitors through:

•	providing responsive and effective research and development capabilities;

•	our ability to efficiently and rapidly move from pilot to pipeline to commercialized levels of production without delays caused by faulty manufacturing;

•	our expertise in materials management, cost control and practical and efficient use of manufacturing technology;

•	knowledge of and adherence to safety and environmental requirements; and

•	strict quality control that reduces delays on production and delivery.

We believe that we consistently meet our customers’ requirements for rapid, responsive and high quality manufacturing services. Each of our top ten customers in 2006 and nine of our top ten customers in 2007 placed orders for existing or new products with us in 2007 and 2008, respectively. We believe we have established our reputation among our customers by focusing on these aspects and have maintained long-term relationships with our customers, as evidenced by the increasing number of customers who have not only placed repeated orders with us over time but have increased the number of new product orders. In addition, we believe an increasing number of customers have made us a preferred supplier. Moreover, we believe many of our customers place a premium on our design expertise and flexible, responsive manufacturing capabilities and do not choose their preferred contract manufacturers solely on the basis of pricing. We sell our products to the designated trading companies of our end users or to the end users directly. These end users include many of the leading global companies in the pharmaceutical, agrochemical and electronics industries, including four of the top ten pharmaceutical companies and one of the top agrochemical companies in the world, as measured by sales in 2007, and some of the major global TFT-LCD providers. Our end users include Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. We believe our customers’ satisfaction with our products is evidenced by their continuous purchases of our fluorinated specialty chemicals, in particular complex specialty chemicals that require greater product and process engineering expertise and collaboration. Our customer satisfaction and loyalty is also evidenced by our customers’ willingness to use our manufacturing services throughout the life cycle of products, from pipeline projects all the way through to commercialization. This has enabled us to secure new projects for products in both early and later stages of development. We believe our proven reputation and record of customer satisfaction enable us to compete effectively and enhance our reputation in the market.

Strong process design and process development expertise delivering rapid time-to-market production of newly developed products

Contract manufacturing of highly-engineered specialty chemicals requires constant adaptation to new customer requests that involve differing manufacturing processes, divergent specifications and complex safety and environmental issues. We believe that our successful track record differentiates us from many contract manufacturers with less sophisticated research and development abilities and less experience with highly complex design and manufacturer processes. We have achieved this expertise through:

•	long-term technical cooperation with loyal customers;

•	experienced and knowledgeable management; and

•	frequent upgrading of our process design and manufacturing techniques and knowledge base.

We have a strong research and development team comprised of 91 research scientists, including ten with Ph.D. degrees and eighteen with masters’ degrees in chemistry, engineering and related sciences, as of March 31, 2009. This includes, our chairman and chief executive officer, Dr. Jianhua Yang, and our executive vice president, Dr. David Yunhung Tang, both of whom have Ph.D. degrees in chemistry and more than 20 and 30 years of experience in the specialty chemicals industry, respectively. Two additional research scientists with chemistry Ph.D. degrees and more than ten years of experience in the pharmaceutical industry in the United States joined our team in July 2008. We are also in the process of constructing a new research and development center located in Shanghai that we expect to open in the second quarter of 2009. We have accumulated expertise and knowledge in the production of specialty chemicals, especially fluorinated specialty chemicals, which we use to provide innovative solutions to our customers. These research and development capabilities and our process expertise enable us to produce more complex performance-based specialty chemicals tailored to our customers’ specifications rather than on commodity chemicals that require less design and engineering expertise. We apply our strong research and development expertise to develop process methods for producing chemical intermediates ordered by our customers. Our design expertise, high-quality production standards and rapid and flexible responses to customer requirements allow us to offer integrated solutions to our customers. We believe this investment in research and development allows us to compete effectively on an international level for more complex projects that require sophisticated design and engineering expertise.

In addition, our research and development activities helped us refine our manufacturing processes to improve efficiency and operate more cost-effectively.

Experienced and knowledgeable management team

We have an experienced management team led by Dr. Jianhua Yang, our founder and chairman and chief executive officer, and Dr. David Yunhung Tang, our executive vice president. Dr. Yang founded our company in 1996 and has more than 20 years of experience in the fluorinated specialty chemicals industry and, prior to founding our company, served in a number of positions with the Shanghai Institute of Organic Chemistry, Chinese Academy of Sciences. Dr. Yang was awarded the Natural Science Award (First Class) by the Chinese Academy of Sciences and the National Natural Science Award (Second Class) by the National Foundation of Natural Science. Dr. Tang has more than 30 years of experience in fluorinated specialty chemicals, having previously worked as a senior fellow of research and development with Occidental Chemical Corporation in the United States and as general manager of one of its joint ventures. The other members of our senior management team have an average of 15 years of experience in the specialty chemicals business and a strong track record of developing and marketing new specialty chemicals. In June 2008, we hired Bing Zhu as our chief financial officer. Before joining our company, Mr. Zhu was the chief financial officer of Canadian Solar Inc., a Nasdaq-listed solar cell and module products manufacturer based in China. We will continue to focus on hiring and retaining the best research scientists in our field so that we can continue to operate at internationally competitive levels.

Strategic position to capitalize on advantages of China-based operations

Our proximity to Shanghai positions us well to capitalize on the advantages of operating in China, including a well-established chemical industry in the region, a large talent pool, stable and cost-effective sources of raw materials, relatively low labor and production costs, access to locally-made equipment and land use and tax advantages that make China an attractive outsourcing location for chemical manufacturing. Under the leadership of our experienced management and as evidenced by our proven record of results, we have been able to capitalize on these advantages while maintaining the highest level of quality in our manufacturing and process design for our customers. Three of our four manufacturing facilities are based in government-established science and technology parks that provide benefits such as access to utilities, qualified personnel, transportation and sources of raw materials and favorable tax policies. We enjoy convenient access to natural supplies of fluorine, approximately one-third of which is estimated to be located in China, according to Frost & Sullivan. In addition, our proximity to Shanghai and other coastal cities in China gives us access to transportation and shipping channels. We believe these advantages will enable us to take advantage of trends toward outsourcing of production of specialty chemicals by end users including pharmaceutical and agrochemical companies. We expect to continue to invest and build facilities and hire talent to expand our platform in China.

In addition, we believe our established position in China also leaves us well-placed to take advantage of opportunities that may emerge from the global downturn, including consolidation and acquisition opportunities in China and globally, opportunities to enhance our hiring of qualified research and development personnel, increasing market share and cost cutting.

Our Business Strategy

Our objective is to become the leading global solution provider for highly engineered specialty chemicals. Our track-record in our industry, our low levels of debt, sufficient cash-flow from operations and our strong research and development capabilities position us to move toward this goal. To achieve this vision, we will focus on the following strategies:

Leveraging our strong market reputation and focusing on the production of higher value-added specialty chemicals, particularly pharmaceuticals and agrochemicals

We intend to leverage our position and reputation as a leading producer of highly engineered fluorinated specialty chemicals to capitalize on the trend towards outsourcing of specialty chemicals production to emerging markets such as China, particularly for pharmaceuticals and agrochemicals. We will continue to focus on securing projects that require strong process design and process development expertise to attract new customers and accelerate our growth. In the future, we expect to begin manufacturing performance chemicals, in particular active pharmaceutical ingredients, or APIs, which require greater design expertise and a higher degree of engineering collaboration with our customers and end users. The current economic environment presents notable opportunities to enhance our research and development department through additional hiring. We believe our approach will encourage new and existing customers to choose us as their preferred manufacturer for new projects and allow us to expand our product and service offerings beyond our current portfolio. In particular, we intend to focus on gaining additional projects from international pharmaceutical companies that increasingly rely on outsourcing for the manufacture of complex intermediates and performance-based chemicals. We believe we are well-positioned to take advantage of this trend as pharmaceutical and agrochemical companies look to cut costs in part by using outsourcing from lower-cost regions. By extending our relationships to include extensive design and development collaboration with the major global pharmaceutical companies, we intend to become more closely involved in the overall drug development process at the preclinical and clinical stage. We believe this will lead to opportunities to become an ongoing preferred supplier for these customers.

Increasing our manufacturing capacity and research and development capabilities through organic growth and selective strategic acquisitions and investments

We plan to increase our production capacity to meet the anticipated growth needs of our customers, both in terms of the number and types of new products and the volume of products demanded. Because we believe the global economic downturn has led some companies to downsize their operations, we believe we will be well-positioned to meet increased demand during improved economic circumstances through our increased manufacturing capacity. We are in the process of building new production facilities in Quzhou, Zhejiang Province with approximately 500,000 liters of reactor volume and a total of six production workshops. We are also in the process of designing new production facilities in Binhai, Jiangsu Province with approximately 1.1 million liters of reactor volume and a total of eight production workshops. We expect to complete construction of these two facilities in 2009, to commence production there in 2010 and to bring their full productive capacity online by 2011. In addition, in June 2008, we entered into an agreement with the local government to acquire additional land in close proximity to our Jiangsu Wei Er facility and are in the process of building new production facilities there with approximately 700,000 liters of reactor volume and a total of three production workshops. We expect to complete construction of this facility in 2010 and commence production there in 2011. Accordingly, as the global economic environment improves and demand continues to grow in the pharmaceutical and agrochemical industries, our increased manufacturing capacity and proven track record in the industry will present opportunities for us to increase our market share and meet production demand from our customers. We are also in the process of constructing a research and development center located in Shanghai, which is expected to be completed in the second quarter of 2009. Consistent with our past practice, our new production facilities are designed to maximize flexibility to enable efficient production of customized chemicals with varying characteristics and complexity and in a wide range of production volumes.

We may also expand our service capabilities and manufacturing capacity through strategic investments and acquisitions of assets, companies or technologies that complement our existing capabilities and leverage our existing customer base to broaden the functionality and strength of our existing services. Our February 2008 acquisition of an 80%-equity stake in Jiangsu Wei Er for approximately RMB4.0 million significantly increased our manufacturing capacity and addressed capacity constraints we were then experiencing. In addition, in December 2008, we entered into an agreement with Central Glass Limited, one of our major customers, to establish a joint venture that will engage in the manufacture of specialty chemicals with a focus on those used in pharmaceuticals. We believe the recent global economic environment has actually produced improved opportunities for consolidation and acquisitions in the chemical manufacturing sector. With our low debt structure and positive operating cash flow, we believe we will be well positioned to take advantage of such opportunities.

Enhancing our operating efficiencies and strengthening management and cost control

We plan to enhance our operating efficiencies in manufacturing and strengthen our management, cost control and overall manufacturing efficiency. We also intend to further refine our investment decision process to effectively develop our business while managing financial risks and to efficiently seize opportunities to extend our product and service platform into related areas. In particular, we intend to continue to expand our technical expertise to hone and improve our manufacturing processes, increase efficiency and to maintain strict cost controls over raw materials and process costs. In particular, we will continue to focus on cost-saving measures such as efficient recycling of reusable materials such as solvents. We have continued to take measures to improve our cost structure by: (i) enhancing manufacturing processes to improve yields, raw material management and recycling of reusable materials and (ii) establishing an enterprise resource planning system and accounting methods to measure and reduce costs involved in manufacturing processes. In addition, we generally do not enter into long- term contracts with customers or end users, and accordingly we are able to price our products in a way that takes into account the most current raw material and other costs, making our profit margins less subject to fluctuations from changes in market prices.

Attracting and retaining high quality talent

As we continue to expand our operations to meet rapidly growing demand, we believe that professional personnel with international experience will be vital to our ability to grow in the future to meet that demand and maintain our standards of service and quality. We plan to continue to actively recruit qualified personnel from China and overseas, primarily focusing on Chinese research scientists and managers who have been educated or worked overseas and have the relevant educational and industry background. We believe that the talent pool of qualified engineers and marketing personnel has grown in part due to slowdowns in hiring and downsizing and cutbacks that have occurred in the industry as a result of the global economic downturn. As we intend to expand our research and development and marketing capabilities, we believe the current market environment will present expanded opportunities to improve our workforce. We believe that through our internal training system, our research scientists are able to quickly impart their experience and knowledge to new personnel. In addition, to further enhance our research and development and manufacturing capabilities, we intend to expand our team of researchers and process engineers to approximately 120 to 140 by the end of 2009. We also plan to recruit additional qualified personnel from China and internationally that have experience and expertise with (i) U.S. GAAP financial reporting and (ii) managing specialty chemicals manufacturing operations. We intend to attract and retain key personnel in part through the selected issuance of share options.

Our Products

We manufacture specialty chemicals on a contract basis for our customers. The manufacture of these specialty chemicals includes chemical design, processing and manufacturing solutions tailored to our customers’ specifications. The products we provide to customers are tailored to their requirements but generally include developing an efficient manufacturing process for the requested specialty chemicals, providing small-volume, pilot-level production and then providing commercial level production of specialty chemicals. The specialty chemicals we manufacture generally contain fluorine and are developed and produced by us through proprietary processes tailored for each individual specialty chemical with the qualities and performance characteristics required by the customer. These specialty chemicals are then incorporated into products made by our customers and end users for various applications in different industries, such as electronics, pharmaceuticals and agrochemicals, depending on the end user’s own product specifications and applications.

The prices we charge for our products incorporate fees for our process development services, as we provide these services to customers who place orders for products or who we expect will place orders for products based on our previous transactions with them.

End Uses of Our Products

The products we manufacture are categorized as specialty chemicals in our industry, rather than as commodity chemicals. Specialty chemicals are highly engineered and produced on a custom basis to customer or end-user specifications. Our products are used in various end markets, including electronics, pharmaceuticals and agrochemicals. The specialty chemicals we produce are generally used by our customers and end users as intermediates, because they serve as building blocks for the manufacture of downstream products to produce a desired function or enhance performance.

Electronics Intermediates

The specialty chemicals we produce for the electronics industry are fluorinated intermediates primarily used in the production of TFT-LCDs and, to a lesser extent, other electronics products, such as semiconductors.

Liquid Crystal Intermediates. Fluorine enables liquid crystal formulations to retain liquid crystallinity with significantly reduced viscosity, resulting in much quicker response times and improved quality of TFT-LCDs. Our products are used as intermediates in the production of materials used by manufacturers of TFT-LCDs, primarily for computer monitors and LCD televisions, or LCD TVs. Our TFT-LCD products have been historically used as intermediates to make liquid crystal materials. We continue to work with our end users of these products to develop more advanced generations of specialty chemicals in this area, such as more complex, higher value-added multi-fluorine liquid crystal intermediaries, to further improve response time and picture quality of TFT-LCDs as the TFT-LCD industry continues to grow and develop.

Other Electronics Materials. We also produce materials that are used in other electronics applications, such as monomers for the synthesis of polymers used in the semiconductor industry, coatings and adhesives used in electronics manufacturing and specialty chemicals which increase the photo-sensitivity of products.

Pharmaceutical Intermediates

These specialty chemicals are used as pharmaceutical intermediates in the production of a variety of drugs, such as anti-depressants, diabetes medications, antibiotics, and pain killers. In recent years, the use of fluorine substitution has aided the design and effectiveness of many new pharmaceutical drugs and has resulted in pharmacological agents with improved biological properties, including steroidal and non-steroidal, anti-inflammatory agents, anticancer and antiviral agents and central nervous system drugs for the management of mental illnesses such as depression and psychoses.

We design production processes for our pharmaceutical products based on chemical structures identified by our customers. In the pharmaceutical sector, we typically target customers involved in the development of new drugs that address large markets. By working with pharmaceutical customers on new projects that are generally in an early stage of development so that we are favorably positioned to be one of the principal suppliers of specialty chemicals for those customers when the drug reaches commercialization.

We also manufacture advanced chemical intermediates that are of more general application in the pharmaceutical industry and are incorporated into a range of different pharmaceuticals by end users.

Agrochemicals

We also manufacture specialty chemicals used as intermediates by agrochemical manufacturers and fine chemical companies. Our products in this category are used by large agrochemical manufacturers to make herbicides, pesticides and fungicides.

Process Development

In manufacturing specialty chemicals, we work to optimize reaction processes in order to produce specialty chemicals more efficiently than through existing processes. By optimizing and selecting more effective methods of compound synthesis, we reduce the cost of production for our customers. This may be achieved by reducing the quantity of raw materials or number of steps used in reactions, improving the yield of the requested specialty chemicals and accelerating the time needed for production and the overall time-to-market of the product. Our manufacturing facilities are effectively configured to accommodate varying scales of production volume. Our kilo-lab is used to produce small quantities of specialty chemicals that are in the early stages of development and are used on a test basis, or for complex specialty chemicals that are required only in small quantities. Our pilot plant is used to assist our customers during the development stage of products which they may order in larger quantities at a later date. Customers then may move from ordering smaller scale test production, measured in grams, to scale-up quantities, measured in kilograms, to process optimization quantities, which are measured in hundreds of kilograms, to commercial process development quantities, which are measured in tons. Through this range of services, we are able to meet the range of customer demands from clinical trials through commercialization and mass production.

Manufacturing Operations

We currently own and operate four production facilities in China located in Shanghai, Jiangsu province and Zhejiang province. See “—Headquarters and Facilities.” Our Taixing ChemSpec facility has seven workshops, and has a current maximum production capacity of 249,400 liters. Actual production volume varies depending on the mix of products produced and their complexity. Our Shanghai Wan Su facility began commercial operation in the middle of 2007 and currently has nine workshops. The maximum production capacity of our Shanghai Wan Su facility is 279,750 liters. Our Huajing Company facility began commercial operation in 2007 and currently has four workshops. The maximum production capacity of our Huajing Company facility is 105,000 liters. We acquired our Jiangsu Wei Er facility in February 2008. It sits on a 14 acre plot of land and, after our expansion of the facility, it currently has seven workshops, three production lines and 330 employees. Each of our facilities has the flexibility to produce any of our specialty chemicals. We are in the process of expanding our manufacturing capacity. See “—Headquarters and Facilities.”

We also have the capability to employ specialized reaction technologies including low temperature (-80°C) reactions, organo-metallic reactions, catalytic reactions, high-vacuum reactions, pressure reactions, and reactions that must be carried out under moisture-free and air-free conditions. Our manufacturing processes also involve the use of cryogenic processes, high reactive and corrosive processes and high pressure processes.

We outsource limited production of simpler raw materials and chemicals requiring lower levels of technical expertise, including commodity chemicals, to third-party manufacturers in China, which enables us to focus our limited production capacity on more complex products that can be sold for higher prices.

We also have the ability to internally produce raw materials, such as fluorinated nitrobenzenes, which are essential ingredients used in producing our specialty chemicals. This provides us with a competitive cost advantage and assists us in maintaining a steady source of supply for certain materials.

In December 2008, we entered into a joint venture agreement with Central Glass pursuant to which we will invest US$2.0 million (approximately RMB13.7 million) through Shanghai ChemSpec and Quzhou Kangpeng to become a noncontrolling investor in the joint venture, which will be named Central Glass Chemspec Company Limited. Approval for the transaction is pending from the local authorities.

Sales of Purchased Goods

We also assist customers to source from other producers in China specialty chemicals involving lower levels of technology that we do not normally manufacture ourselves. These sourcing projects, which we also refer to as sales of purchased goods, generally involve locating appropriate sources of the specialty chemicals requested by our customers, examining the chemicals for quality assurance and purchasing and repackaging the chemicals under our brand name for export to the customer. These sourcing projects fluctuate according to individual customer demand.

Our Customers

Our customers consist both of (i) trading companies that then sell our products to the actual end users and (ii) direct end users, which primarily include electronics, pharmaceutical and agrochemical companies. We had 55 customers in nine countries in 2008. Our end users include many of the leading global companies in the pharmaceutical, agrochemical and electronics industries, including Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. Our end users also include four of the top ten pharmaceutical companies and one of the top agrochemical companies in the world, as measured by sales of those companies in 2007. The majority of our end users are based in Japan, the United States and Europe. Our production methods and facilities have been audited periodically by several major international pharmaceutical companies. To date, most of our customers have returned to us for additional and often larger volume and longer term projects, and all of our top ten customers in 2006 and nine of our top ten customers in 2007 continued to place orders with us in 2007 and 2008, respectively. In accordance with industry practice, we sell substantially all of our products on a purchase-order basis and generally do not enter into long-term contracts.

The table below illustrates our growing customer base:

	As of December 31,
	2005	2006	2007	2008
Top three customer concentration (% of sales)	74%	78%	65%	64%
Total number of customers	26	37	37	55
Retention of top ten customers(1)	80%	80%	100%	90%

(1)	Percentage of prior year’s top ten customers that purchased products.

In 2008, our top three customers accounted for approximately 64% of our sales. See “Risk Factors—Risks Relating to Our Company and Our Industry—Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues” and “—A payment failure by any of our large customers could significantly harm our cash flows and results of operations.”

Sales, Marketing and Distribution

As a contract manufacturer with long-term relationships with many of our customers, we focus on cultivating our existing relationships, enhancing communications with them and responding to their manufacturing needs. We periodically visit our customers to receive feedback on product quality, discuss their requirements and expectations, and anticipate production requirements. We also rely upon referrals from existing customers to extend our customer base and participate in international product fairs and exhibitions in relevant industries to make new contacts and cultivate new customer relationships. We have seven employees involved in sales and marketing, most of whom have technical expertise and industry knowledge.

Pricing of many of our products is based upon negotiation with customers. The primary factors that affect pricing are the level of technological differentiation required, the complexity of the manufacturing process, the amount of time required for product development and ramp up to commercial production levels, the level of research and development required to bring a new product to market, the cost of raw materials and the level of competition in the market.

Suppliers

Our suppliers are primarily located in China, and the principal raw materials or essential ingredients used in the production of our products are generally readily available in China. Prices for our main raw materials and ingredients are generally driven by underlying petrochemical benchmark prices and energy costs.

The raw materials that we purchased from our top five suppliers accounted for 48%, 36% and 35% of our total cost of revenues in 2006, 2007 and 2008, respectively, equal to 21%, 16% and 20%, respectively, of our sales in those years.

Our principal raw materials include fluorine, hydrofluoric acid, and petroleum-based solvents. We purchase these raw materials from multiple suppliers at prevailing market prices, and alternative sources are generally available to enable our business to continue in the event of any interruption from present sources. In general, we buy materials on an as-needed basis on the open market at the market price when customer orders are placed. We also undertake some internal production of raw materials using our own facilities. See “—Manufacturing Operations.”

Research and Development

We believe that in order to maintain and enhance our margins and remain competitive, we must continually invest in research and development, product and process improvements and specialized customer services. Through research and development, we seek to introduce more highly engineered, higher-end specialty chemicals and manufacturing processes. We emphasize a customer-driven approach in developing new and improved processes and providing superior customer service through our technical staff that are directly responsive and relevant to our customers’ needs. Furthermore, through regular direct contact with our key customers and end users of our products, our research and development personnel accumulate relevant expertise and can better anticipate our customers’ and their end users’ requirements in planning research and development projects.

Our research and development activities are based in our headquarters in Shanghai. As of March 31, 2009, our research and development team included 91 research scientists and technicians, ten and eighteen whom have received Ph.D. and M.S. degrees, respectively, in chemistry, engineering and other related sciences. Our research and development facilities include a broad range of synthesis and testing equipment to help us develop new processes to produce the products which our customers desire. Our research and development efforts focus on improving the quality of our products, decreasing the manufacturing time and time-to-market required for products and lowering manufacturing costs. We are in the process of constructing a new research center to be located in Shanghai that we expect to open in the second quarter of 2009. The facility will be able to support up to 350 research scientists and will enhance our ability to develop new processes and assist customers in research and development.

Development of new production processes is integrated with quality assurance procedures. Quality assurance procedures include strict record keeping of all procedures and processes and monitoring procedures to ensure the consistent application of our manufacturing processes. We also maintain quality control manuals for internal distribution among our factory managers and employees to maintain consistent production standards. Periodic audits by several major international pharmaceutical companies also provide independent third-party monitoring and review of our facilities. We also continuously focus on improving plant yields, lowering fixed costs and using our existing manufacturing capacity more efficiently for expanding sales.

We spent RMB18.6 million, RMB18.2 million, and RMB27.5 million (US$4.0 million) and RMB8.8 million (US$1.3 million) on research and development in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively.

Intellectual Property

We protect our and our customers’ intellectual property primarily by maintaining strict control over the use of production processes. We also rely on confidentiality procedures and contractual provisions to protect our technology in cases where the technology is not patented or patentable. All of our employees are required to execute confidentiality and nondisclosure agreements with us when their employment begins. In addition, for each project, only the personnel associated with the project have access to the related intellectual property. Access to proprietary data is limited to authorized personnel to prevent unintended disclosure or otherwise using our intellectual property without proper authorization.

Due to the rapid pace of change in our products as a result of constant changes in the requirements of our customers or the companies that use our products, we pursue only a limited number of patents. As of the date of this prospectus, we had six patents granted by, and twenty patent applications pending before, the State Intellectual Property Office of the PRC, or SIPO, two of which are co-owned with a third party, and we are preparing several other applications for filing. The majority of these patents and patent applications relate to process patents.

Generally, we do not use the proprietary technology of others, in order to minimize the risk of patent infringement and to ensure that our products may be sold to any customer. In special cases, technology transfer from the companies that use our products does occur pursuant to confidentiality agreements in order to expedite product delivery for those companies. In these cases, those companies generally indemnify us for the use of their technologies.

Occupational Health and Safety

Our business operations involve significant risks and hazards that are inherent in such activities. These risks and hazards could result in damage to, or destruction of, properties or production facilities, personal injury, environmental damage, business interruption and possible legal liability.

We regard occupational health and safety as an important operational and social responsibility and we have implemented an internal system for environmental, health and safety. In compliance with law, we provide periodic health checks for all employees to reduce the risk of work-related illnesses. In recent years, we have undertaken many measures to improve our facilities’ safety and we maintain a safety management system that sets targets against which performance is measured. We have adopted detailed safety procedures based on production methods of each plant in compliance with national safety guidelines, including weekly safety inspections and training in safe work practices for our employees. In addition, our facilities have been audited and approved by several major international pharmaceutical companies for compliance with their own quality assurance standards and PRC environmental, health and safety standards.

We have not had any fatalities in our production facilities. Although we have experienced minor accidents, including machinery incidents, our production facilities have not experienced major accidents that we believe to have had, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. While we are committed to maintaining high safety standards at our production facilities, accidents may occur in the future. See “Risk factors—Risks Related to Our Company Our Industry—Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, many of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials, our business, financial condition and results of operations will be adversely affected.”

Environmental

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and our production processes generate noise, waste water, gaseous and other industrial wastes. Accordingly, we are subject to extensive environmental, health and safety regulations at the national, provincial and local level in China, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the maintenance of safe conditions in the workplace and the production, handling, labeling and use of chemicals used or produced by us, as well as requirements relating to operating permits that are subject to renewal or modification. Ongoing compliance with such regulations is an important consideration for us and we are committed to conducting our operations in compliance with applicable regulations. However, we are exposed to the risk of claims for environmental remediation or restoration and violations of environmental, health and safety regulations or permit requirements may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs.

We have consistently endeavored to maintain and improve our environmental, health and safety systems to try to maintain among the highest standards of chemical manufacturers based in China and to respond rapidly and effectively to all regulatory developments requiring more stringent standards. For example, we maintain (i) water treatment facilities for recycling and to ensure disposal of liquid waste that complies with all applicable laws and regulations, (ii) equipment to minimize noise pollution in compliance with local government regulations and (iii) high environmental and recycling standards that increase the efficiency of our production. In addition, we generally dispose of gaseous emissions by collecting them as they are produced and dissolving them in our internal water system for disposal with liquid waste, and solid waste is disposed of through qualified third-party contractors. However, in the past, certain of our manufacturing facilities have experienced environmental incidents as follows:

•

Jiangsu Wei Er: In 2007, prior to our acquisition of Jiangsu Wei Er, one of its production lines was temporarily shut down by local environmental officials and the facility received a “yellow” annual rating, or third of five possible ratings, on a local environmental ratings review, indicating that it is compliant with national pollutant discharge standards but did not meet certain other environmental protection standards. Subsequently, Jiangsu Wei Er implemented additional environmental measures and improved its local environmental rating to a ‘blue” annual rating for 2007, or second of five possible ratings. Since acquiring Jiangsu Wei Er in early 2008, we have endeavored to apply our overall environmental, health and safety standards to this manufacturing facility and to maintain and improve the annual environmental rating of this facility in 2008. In early June 2008, Jiangsu Wei Er was listed as a “high security risk company” in Yancheng City due to the historically inappropriate design of its chemical storage area, which was maintained close to a high-voltage electric transmission line at the boundary of the local government chemical processing zone in which Jiangsu Wei Er is located, and which was deemed to present a potential fire accident and toxic material leak. In order to remedy this deficiency, we engaged the local chemical processing zone authority to relocate this high-voltage electric line away from our chemical storage area and submitted a risk-elimination report, and in July 2008 the local authorities removed Jiangsu Wei Er from the list of “high security risk companies”;

•

Shanghai Qi Yue: In January 2008, local customs officials in Shanghai discovered and confiscated a shipment of dangerous chemicals that had been inappropriately declared by our subsidiary Shanghai Qi Yue due to an error in staff documentation processing resulting in a fine of RMB30,000. We have subsequently taken measures to strengthen and standardize our internal procedures and protocols for completing customs documentation;

•

Huajing Company: In March 2007, the general manager of Huajing Company was fined RMB20,000 in connection with a nitric acid leak. We have since implemented more stringent hazardous materials control procedures in Huajing Company consistent with the procedures and protocols we set at our headquarters; and

•

Taixing Chemspec: In October 2006, Taixing Chemspec was temporarily shut down by local officials due to the use of an inappropriate material in the facility’s underground rain discharge pipelines and was ordered to rectify noncompliance with certain environmental protection rules. We refurbished the underground rain, sewage and manufacturing discharge pipeline systems of this facility to comply with national and local environmental protection rules in late 2006. The facility was reopened later that year. In early 2008, during a nationwide safety risk assessment campaign, local safety production supervision officers discovered a potential safety risk in Taixing ChemSpec related to the elevation of a fire water pipeline crossing our facility side gate was 0.5 meters lower than the national standard, which could have potentially blocked access to the fire safety route. As of July 2008, we completed reconstruction of that side gate to elevate the fire water pipeline above the level required by the national standard.

In addition, we are currently applying for a safety production license applicable to Huajing Company’s operations and we expect to receive approval for the permit by approximately June 2009. If the application for the safety production license for Huajing Company is denied, we could be subject to sanctions or penalties, including the suspension of operations at that facility.

We believe we are currently in compliance with applicable environmental regulations in all material aspects and, except for the permit under application for Huajing Company described above, have all necessary environmental and safety permits to operate our business as it is presently conducted. We do not believe that any of the incidents described above have had, individually or in the aggregate, a material adverse effect on our business and we are not aware of any material breaches of any environmental laws or regulations applicable to us. We believe that our environmental protection systems and facilities comply with applicable PRC national, provincial and local environmental protection laws and regulations. The PRC government is moving toward more rigorous enforcement of applicable environmental laws and regulations and the adoption of more stringent environmental standards. Such developments could affect our financial condition and results of operations. We expect to continue to invest in our environmental control systems as the environmental regulatory regime in China develops. See “Risk factors—Risks Related to Our Company and Our Industry—Our use, production and disposal of hazardous materials subject us to stringent environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences to our business,” “—Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, many of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials, our business, reputation, financial condition and results of operations will be adversely affected” and “—Our failure to obtain and maintain permits, licenses and registrations necessary to conduct our business could materially harm our business and prospects.”

Competition

We compete with a variety of companies, including large global chemical companies and small specialty chemicals companies, in the specialty chemicals market. We believe the principal factors that determine competition in our industry include process development and innovation capabilities, quality of product, speed of production and rapid time-to-market manufacturing, ability to produce a wide range of products according to users’ individual technical specifications while maintaining low costs and price. We primarily compete with other specialty chemicals manufacturers, such as Lonza Group Ltd., Evonik Degussa GmbH, Balchem Corporation, Rohm and Haas Company, and Sigma-Aldrich Corporation, as well as some Chinese manufacturers, such as Wuxi Pharmatech Co., Ltd., Asymchem Laboratories Co., Ltd. and Zhejiang Yongtai Chemical Co., Ltd. Most foreign competitors are large chemical companies with manufacturing facilities located both in their own countries as well as in lower cost manufacturing sites, including China. China-based competitors are generally small chemical companies.

Each of our top ten customers by revenue in 2006 and nine of our top ten customers in 2007 placed orders for existing or new products in 2007 and 2008, respectively. We believe our 100% customer retention rate in 2007 of our top-ten customers by revenues demonstrates customer satisfaction with the quality of our specialty chemicals and has led to a steady and increasing revenue stream. In addition, we believe we also compete favorably on the basis of our rapid turnaround time, design and innovation capabilities, research and development teams, price and geography. We continue to differentiate ourselves from our competitors by our speed of bringing new products to commercial production, our process design expertise, our efficient manufacturing processes and our focus on product quality and customer service. In addition, we believe we maintain cost and manufacturing flexibility advantages as a China-based manufacturer versus international manufacturers which are based in higher-cost jurisdictions.

Employees

As of March 31, 2009, we had 1,247 employees: 136 at our Shanghai offices (including 75 research and development personnel), 5 at Shanghai Qi Yue, 210 at our Taixing ChemSpec facility, 319 at our Shanghai Wan Su facility, 161 at our Huajing Company facility in Quzhou and 416 at our Jiangsu Wei Er facility in Xiangshui. As we have experienced rapid growth in recent years, we have increased our work force significantly in recent years, including most recently as a result of our acquisition of Jiangsu Wei Er in February 2008. The following table shows the breakdown of our employees for the periods indicated:

	As of December 31,				As of March 31,
	2005	2006	2007	2008	2009
Research & Development	25	41	70	88	91
Management and Administration	25	60	120	209	205
Production	175	245	317	861	939
Sales and marketing	6	6	9	13	12

Total	231	352	516	1,171	1,247

Certain of our employees at our headquarters and our Shanghai Wan Su facility are unionized, but we do not have collective bargaining agreements with these employees. We believe that we have good working relationships with our employees and the unions that represent them, and we have operated without a labor work stoppage since we commenced operations.

Headquarters and Facilities

Our principal headquarters are located at No. 3, Lane 1273 of Tongpu Road, Putuo District, Shanghai, PRC, and we occupy and use this office pursuant to a lease agreement that we entered into on July 29, 2004, and that is renewable on an annual basis. The leased property is an industrial building with a gross floor area of approximately 2,134 sq.m. We are in the process of constructing a new headquarters and research and development center located in Shanghai. In addition to containing our management and administrative staff, the center will also have facilities for up to 350 research scientists. We expect our new headquarters and research center to be completed in the second half of 2009. We currently own and operate four manufacturing facilities in the eastern coastal region of China. The following table sets forth the area and manufacturing capacity of each facility as of December 31, 2008:

Facility	Site area (sq. ft.)	Reactor volume (liters)	Number of workshops	Location	Products produced
Taixing ChemSpec	325,255	249,400	7	Taixing, Jiangsu province	Full range of products
Shanghai Wan Su	606,850	279,750	9	Fengxian District, Shanghai	Full range of products
Huajing Company	243,750	105,000	4	Quzhou, Zhejiang province	Full range of products
Jiangsu Wei Er	624,300	464,600	7	Xiangshui, Jiangsu province	Specialty chemicals used in agrochemical and pharmaceutical applications

In order to expand our production capacity, we are in the process of building new multi-purpose and flexible production facilities in Quzhou, Zhejiang Province. We are also in the process of building new multi-purpose and flexible production facilities in Binhai, Jiangsu Province. We expect to complete construction of these two facilities in 2009 and to commence production there in 2010. Our Jiangsu Wei Er facility sits on a 14 acre plot of land and currently has seven workshops, three production lines and 416 employees. In addition, in June 2008, we entered into an agreement with the local government to acquire additional land in close proximity to our Jiangsu Wei Er facility and are in the process of building new multi-purpose and flexible production facilities there. We made the first deposit in connection with the purchase on this new land in July 2008 and expect to receive the land use rights certificate after completing all payments for the land in mid-2009. We expect to complete construction of this facility in 2010 and commence production there in 2011. We expect to incur an aggregate of approximately RMB700 million in capital expenditures in relation to the building of these new production facilities and expansion of our existing facilities. We expect to fund these planned expenditures through cash generated from operations and from the proceeds to be received from this offering.

As of March 31, 2009, we had aggregate reactor volume of 1.1 million litres. Following the expansions and construction of new facilities described above, we expect to reach aggregate reactor volume of approximately 2.8 million liters, 3.6 million liters and 3.9 million liters by December 31, 2009, 2010 and 2011, respectively. The expansion plans discussed and estimated future reactor volumes of our existing and new facilities described above are subject to various factors, including the successful and timely completion of construction projects, receipt of necessary permits and other contingencies, and are accordingly subject to possible adjustment in the future.

Insurance

As of March 31, 2009, we carried approximately RMB535.0 million (US$78.3 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory, and for employee injury and third-party liability for all of our operations. We believe our coverage and insured limits are customary for similar companies in our industry in China. We do not maintain business interruption insurance. In addition, we carry medical, third-party liability and unemployment insurance for our employees in compliance with applicable regulations.

We will continue to review and assess our risk exposures and make necessary and appropriate adjustments to our insurance coverage in line with our needs and with industry practice with respect to insurance in China. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage or if we suffer significant claims giving rise to increased premiums and deductibles, our business, results of operations and our financial condition may be materially and adversely affected.

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings. We may from time to time become a party to various litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

REGULATION OF OUR INDUSTRY

Environmental Regulations

Our production processes generate noise, wastewater, gaseous and other industrial wastes, and our operating activities involve hazardous materials. We are subject to a variety of governmental regulations related to environmental protection. The major PRC environmental regulations applicable to us include the Environmental Protection Law, the Environmental Impact Appraisal Law, the Law on the Prevention and Control of Water Pollution and Implementation Rules of the Law on the Prevention and Control of Water Pollution.

The Environmental Protection Law sets out the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection, or the MEP, of the PRC is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for the environmental protection in their jurisdictions.

Companies that discharge contaminants must report and register with the MEP or the relevant local environment protection authorities. Companies discharging contaminants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations, and are also responsible for the treatment of the excessive discharge. Government authorities can impose different penalties on individuals or companies in violation of the Environmental Protection Law, depending on the individual circumstances of each case and the extent of contamination. Such penalties include warnings, fines, impositions of deadlines for remedying the contamination, orders to stop production or use, orders to re-install contamination prevention and treatment facilities which have been removed without permission or left unused, administrative actions against relevant responsible persons or companies, or orders to close down those enterprises. Where the violation is serious, the persons or companies responsible for the violation may be required to pay damages to victims of the contamination. Where serious environmental contamination occurs in violation of the provisions of the Environmental Protection Law which results in serious loss of public and private property, persons or enterprises directly responsible for such contamination may be held criminally liable.

Regulation on Work Safety

Our operating activities involve hazardous materials. We are subject to a variety of governmental regulations related to work safety. The major PRC regulations related to work safety applicable to us include Work Safety Law, Regulation on Work Safety Licenses and Regulation on the Safety Administration of Hazardous Chemicals.

Work Safety Law

The Work Safety Law, or WSL, was adopted at the 28th meeting of the Standing Committee of the Ninth People’s Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002. The WSL is applicable to the work safety for entities engaging in production and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and strengthen the administration of work safety, establish and perfect the system of responsibility for work safety, ensure conditions for safe production, and ensure safety in production.

The WSL and other provisions of the relevant laws and regulations create a system for affixing responsibility for work safety accidents and holding liable those found to be responsible for work safety accidents. Entities engaged in the production, operation and storage of hazardous substances, (i) must establish an administrative committee for work safety or have full-time personnel for the administration of work safety;

(ii) should be subject to the examination and approval as well as the supervision and administration of relevant administrative departments, according to the provisions of relevant laws and regulations, national standards or industrial standards; (iii) must have archivist files for substantial hazardous sources, make regular checks, appraisals, supervisions and controls, make emergency plans, and inform employees and other relevant people of the emergency measures that should be taken under emergency circumstances; (iv) must report, according to the relevant provisions of the state, the substantial hazardous sources and the corresponding safety measures and emergency measures to the administrative department and other relevant departments of the local people’s government in charge of the supervision and administration of work safety for archivist purposes; (v) must have exits in the sites of production and the dormitories of the employees which meet the requirements for emergency dispersal of people, have eye-catching marks and be clear of obstructions. It shall be prohibited to close or obstruct the exits of the sites of production and business operation and the dormitories of the employees.

Regulation on Work Safety Licenses

The Regulation on Work Safety Licenses, or RWSL, was promulgated by the State Council on January 13, 2004 and came into force on the same date. According to the RWSL, an enterprise engaging in the production of hazardous chemicals, or the Enterprise, must apply for a work safety license before production.

To obtain a work safety license, the Enterprise must satisfy certain work safety conditions, which mainly include: (i) establishing and improving a system for work safety, and formulating a complete set of work safety rules; (ii) investing in safety satisfying applicable work safety requirements; (iii) establishing administrative entities for work safety and installing full-time work safety administrative personnel, who have passed the appraisal conducted by the competent authority; (iv) ensuring that special personnel have passed the appraisal conducted by the competent authority, and have obtained qualification certificates for special operations; (v) ensuring employees have gone through work safety education and training; (vi) ensuring premises, work sites, safety facilities, equipment and technology meet the requirements of the relevant work safety laws, regulations, standards and rules; (vii) providing employees with labor protection articles which are up to the national standards or standards of the industrial sector concerned; and (viii) establishing emergency rescue plans for accidents, and appointing entities or personnel specializing in emergency rescue, and providing necessary emergency rescue materials and equipment.

The valid period for a work safety license is three years. If a work safety license needs to be extended upon its expiration, the Enterprise shall go through the extension procedures three months prior to such expiration with the administrative department from which the license is issued.

Regulation on Safety Administration of Dangerous Chemicals

The Regulation on Safety Administration of Dangerous Chemicals was promulgated by the State Council on January 26, 2002, and took effect on March 15, 2002. This regulation sets forth general requirements for the production and operation of certain chemicals that are considered dangerous and listed in the Dangerous Chemicals Catalogue. The Regulation on Safety Administration of Dangerous Chemicals was further supplemented and elaborated by subsequent regulations and rules. The State Administration of Work Safety of the PRC, or the SAWS, and other relevant state government authorities formulate and from time to time adjust the chemicals included in the Dangerous Chemicals Catalogue. Under PRC law, the production, operation, storage, transportation of chemicals in the Dangerous Chemicals Catalogue and the industrial use of such chemicals require specific regulatory approval, licenses and permits. In addition, in order to strengthen the supervision and regulation of the safe operation and production of chemicals in the Dangerous Chemicals Catalogue, on October 8, 2002, the Commerce and Trade Committee of the PRC issued the Administration Rules for the Registration of Dangerous Chemicals, according to which the enterprises should, within six months of the publication of the Dangerous Chemicals Catalogue, complete registration for the production and storage of dangerous chemicals. On the same date, the Commerce and Trade Committee of the PRC also issued the Administration Rules for the Operation License of Dangerous Chemicals,

according to which, Operation License is required for the operation and sale of dangerous chemicals. Both of the two administration rules took effect on November 15, 2002. Pursuant to these regulations, the producers of chemicals in the Dangerous Chemicals Catalogue will need to meet certain production safety requirements and pass a safety inspection conducted by the relevant government authorities. In addition, such producers will need to obtain the relevant work safety license prior to production.

Under the Regulations on the Administration of Precursor Chemicals which was issued by the State Council on August 26, 2005 and took effect on November 1, 2005, enterprises that produce precursor chemicals of the third catalogue are required to register with local branches of the SAWS. Operation enterprises that apply for purchasing the precursor chemicals which can be used as major materials for drug production shall submit certain certificates, including the business license and the certification of legal use and demand, and shall obtain the purchase license upon the examination and approval of the supervisory and administrative department of food and drugs of the people’s government of the province, autonomous region or municipality directly under the Central Government, or the public security organ of the people’s government of the province, autonomous region or municipality directly under the Central Government where the applicant is located.

Regulation on Labor Protection

The Labor Contract Law of the PRC was promulgated on June 29, 2007 and became effective on January 1, 2008. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts engaging the employee.

PRC Patent Law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, in 1985.

Patent Prosecution

The patent prosecution system in China is different from the system in the United States in a number of ways. China, like most countries other than the United States, follows the “first to file” principle. In other words, when more than one person files a patent application for the same invention, the patent will be granted to the person who first filed the application. The United States, in contrast, uses a principle of first to invent to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Pursuant to this requirement, generally, with limited exceptions, any prior written or oral publication in or outside the PRC, demonstration or use in the PRC before the patent application filing prevents an invention from being patented in the PRC. Conversely, inventors in the United States can generally file a patent application within one year after publication of the invention if the inventor can demonstrate that the invention was made prior to the publication. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as that of the initial application.

Patent Enforcement

When a patent infringement dispute arises, the patent holder or an interested party who believes the patent is being infringed may either file a civil lawsuit or file an administrative complaint with a provincial or municipal office of the State Intellectual Property Office, or SIPO. A PRC court may grant the patent holder’s or the interested party’s request for a preliminary injunction before or during the legal proceeding. Damages for infringement are calculated as either the loss suffered by the patent holder or the interested party due to the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Typically, a patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a production process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory Licensing

Under the PRC Patent Law, where any entity is qualified to utilize a patented technology, but fails to obtain the license from the patent holder on reasonable terms and in a reasonable period of time, the entity is entitled to apply to the State Intellectual Property Office for a compulsory license after the expiration of three years from the date of the grant of the patent. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs, where the public interest so requires, or where a registered invention is substantially superior to a prior invention in connection with technology that has a notable economic significance and the application of the later invention relies on the application of the prior invention.

International Patent Treaties

The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is a large amount of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application.

Foreign Exchange Regulation

Pursuant to the Foreign Exchange Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only with respect to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriations of investments, require the prior approval of the SAFE or its local branches for conversion of RMB into foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign exchange payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign exchange receipts into RMB.

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV undergoes a material event, such as a change in share capital, merger and acquisition, share transfer or exchange, spin-off or long-term equity and debt investment, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local SAFE branch. On May 29, 2007, the SAFE issued relevant guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requests PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.

Our beneficial owners who are or may be considered PRC residents have registered with the local SAFE branch as required under the SAFE Circular No. 75, and the required amendment to such registrations have been completed. See “Risk Factors—Risks Related to Doing Business in China—Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

Dividend Distribution Regulation

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, Implementation Rules of Wholly Foreign Owned Enterprise Law (1990), as amended in 2001, Chinese -Foreign Joint Venture Law (1979), as amended in 2001, and Implementation Regulation of Chinese -Foreign Joint Venture Law (1983) , as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends. Furthermore, each of our WFOEs and joint venture enterprise in China is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed as cash dividends.

Tax

For a discussion of applicable PRC tax regulations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation and Incentives.”

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the new M&A rule, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule took effect on September 8, 2006. The new M&A rule also contains a provision requiring SPVs formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this new M&A rule is currently unclear. However, our PRC counsel, Jin Mao PRC Lawyers, has advised us that based on their understanding of the current PRC laws, rules and regulations and the new M&A rule, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the new M&A rule due to the fact they were already foreign-invested enterprises before September 8, 2006, the effective date of the new M&A rule.

Jin Mao PRC Lawyers has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the new M&A rule.

See “Risk Factors—Risks Relating to Doing Business in China—The approval of the PRC Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and could also create uncertainties for this offering.”

Regulations Relating to Employee Share Options

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation notice on the rule, issued in January and March 2007, respectively, by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent designated by such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. PRC agents may be the subsidiary of such overseas publicly-listed company, trade union of any such PRC subsidiary having legal person status, a trust and investment company or other financial institution qualified to engage in assets custodian business. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers. Prior to the completion of this offering, we intend to appoint one additional director meeting the independence requirements of Section 303A of the NYSE Listed Company Manual, or Section 303A. We also intend to appoint another additional director meeting the independence requirements of Section 303A within one year of the completion of this offering.

Name	Age	Position/ Title
Jianhua Yang	55	Chairman of the Board of Directors; Chief Executive Officer
David Yunhung Tang	65	Director; Executive Vice President of Marketing and Research and Development
George Sun	45	Director
Bing Zhu(1)	44	Chief Financial Officer
Wujun Yang	57	Vice President
Xiaosong Yang	36	Vice President
Zixin Wang	31	Vice President
Yunlong Yuan	35	Vice President

(1)	Bing Zhu will also become our director effective upon the completion of this offering.

Dr. Jianhua Yang, our founder, has served as the chairman of the board of directors and the chief executive officer of Chemspec since its inception in 2006. Dr. Yang has been chairman and chief executive officer of Shanghai ChemSpec since he founded it in 1996. Dr. Yang has more than 20 years of experience in fluorinated specialty chemicals. Dr. Yang graduated from the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences with a Ph.D. in science in 1988. In 1991, Dr. Yang was awarded with the National Natural Science Award (First Class) by the Chinese Academy of Sciences and in 1993, was awarded with the National Natural Science Award (Second Class) by the State Commission on Science and Technology of China.

Dr. David Yunhung Tang was appointed as a member of our board of directors in July 2008. Dr. Tang has worked for Shanghai ChemSpec as executive vice president of marketing and research and development since 2001. Dr. Tang is responsible for overseeing our research and development and marketing activities. Dr. Tang has more than 30 years of experience in fluorinated specialty chemicals, having worked in a range of positions for Occidental Chemical Corporation, Buffalo, New York, from 1977 to 2000, including research scientist, technology group leader, technical manager, senior manager, general manager of a joint venture of Occidental Chemical Corporation and research fellow. In 1973, he obtained a Ph.D. from Indiana University, USA. In 1985, he obtained an MBA degree from the State University of New York at Buffalo, USA, and in 1987 he completed an executive management program at Northwestern University.

Dr. George Sun was appointed as a member of our board of directors in July 2008. Dr. Sun currently serves as general manager of Omaha Capital China, a China-focused early growth and venture capital fund focusing on life sciences, clean technology and high technology. Previously, he spent more than 10 years at McKinsey & Company as a senior management consultant where he assisted major companies in China in various industries on issues of strategy, organization and operations. Dr. Sun co-founded and served as the president of GanTech International Inc., a biopharmaceutical company. He also worked as a scientist at Rohm and Haas, a leading specialty chemicals company. Dr. Sun holds a Ph.D. in chemistry from California Institute of Technology, a M.S. in organic chemistry from Shanghai Institute of Organic Chemistry, and a B.S. in chemistry from University of Science and Technology of China. He also attended the advanced management program at the Wharton School, University of Pennsylvania.

Mr. Bing Zhu was appointed our chief financial officer in June 2008. Mr. Zhu will also become our director upon the completion of this offering. From May 2006 until June 2008, he was chief financial officer of Canadian Solar Inc., a Nasdaq-listed solar cell and module products manufacturer based in China. From March 2005 until May 2006, he was financial controller and acting chief financial officer of Canadian Solar Inc. Prior to that,

Mr. Zhu was a commercial banking relationship account manager at Royal Bank of Canada. From May 1996 to June 2000, Mr. Zhu worked as the Shanghai chief representative of Raytheon Corporation and was in charge of market development for its commercial electronics, engineering & construction and commercial aircraft divisions in China. From 1993 to 1996, he was a corporate banking account manager for Banque Indosuez. His customers included the China operations of European- and North American- based multi-national companies as well as B- and H- share Chinese public companies. From 1986 to 1992, Mr. Zhu was an accountant and then a finance manager in a Chinese state-owned enterprise in Hangzhou, China. Mr. Zhu received his bachelor’s degree in business management in 1986 from Zhejiang University of Technology in China, and his MBA degree in 1993 from China Europe International Business School (previously known as China-Europe Management Institute).

Mr. Wujun Yang became vice president of Chemspec in July 2008 and is responsible for overseeing the construction of facilities and purchase of raw materials. Mr. Yang has worked for Shanghai ChemSpec since 1997. Mr. Yang has more than 30 years of experience in the manufacturing of chemicals. Mr. Yang graduated from the Shanghai Institute of Chemistry and Technology, majoring in chemical engineering in 1977. Prior to joining our company, he served as an engineer with the Shanghai Institute of Organic Chemistry, Chinese Academy of Sciences from 1986 to 1996.

Mr. Xiaosong Yang has been vice president of marketing of Chemspec since July 2008 and is responsible for overseeing our marketing activities and has helped develop our business with pharmaceutical customers. He joined Shanghai ChemSpec in May 2006. Mr. Yang has more than 10 years of experience in pharmaceutical operations. Mr. Yang received a bachelor of medicine in forensic medicine in 1996 from the Shanghai Medical University in China, and a master of science in information systems in 2003 from Northeastern University in the U.S. He is pursuing an EMBA degree from China Europe International Business School. Between 2003 and 2006, Mr. Yang was a general manager of the Business Department at Summit Pharmaceuticals (China) Ltd., responsible for new drug development projects and new business development for both the European and the US markets. Between 2002 and 2003, he was an independent contractor with CoreStreet, Ltd. Between 1996 and 2000, he worked in business development and sales at Sumitomo Corporation (Shanghai) Ltd.

Mr. Zixin Wang has been vice president of Chemspec since July 2008 and is responsible for administration and human resources. From 2006 to 2007, he was the financial controller of Shanghai ChemSpec. Prior to joining us, he served as a project manager of Shanghai Boning Finance Advisory Limited, where he was responsible for advising on offshore initial public offerings of Chinese companies and investment activities in China of foreign companies. In 2004, he obtained his master’s degree in accounting from Shanghai Jiaotong University.

Mr. Yunlong Yuan has been vice president of Chemspec since July 2008 and is responsible for overseeing our manufacturing processes and operations. From 1998 to 2007, he was a director of research and development for Shanghai ChemSpec and was responsible for overseeing the research and development activities of Shanghai ChemSpec jointly with Dr. Tang. Mr. Yuan has more than 10 years of experience in fluorinated specialty chemicals. Mr. Yuan graduated from the chemistry department of East China University of Science and Technology majoring in industrial catalysis in 1996. Prior to joining our company, he served as a technician with Nanjing Chemical Industrial (Group) Co., Ltd.

The address of our directors and executive officers is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee prior to the completion of this offering. We intend to appoint one additional independent director prior to the completion of this offering. We expect to appoint a third independent director and to have a majority independent board of directors within twelve months of the completion of this offering. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE. The composition of our board of directors and of our audit committee, compensation committee and corporate governance and nominating committee is consistent with customary practice in the Cayman Islands and is not prohibited by the laws of the Cayman Islands.

Audit Committee

Our audit committee will initially consist of George Sun, Bing Zhu and a third director to be appointed prior to the completion of this offering. George Sun satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual, or Section 303A, and Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. We expect the additional member to be appointed prior to the completion of this offering to meet such independence requirements. We further expect the chairman of our audit committee to meet the definition of an audit committee “financial expert” as set forth under Item 401(h) of Regulation S-K. As our audit committee as composed at the time of the completion of this offering is expected to include one non-independent director, we are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act, which allows a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after the effective date of this registration statement. We expect that, within one year of the effective date of this registration statement, each member of our audit committee will be an “independent director” within the definition set forth in Section 303A and Rule 10A-3 promulgated under the Exchange Act and that we will comply with the requirements of Section 303A. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee will initially consist of Dr. Jianhua Yang, Dr. David Yunhung Tang and George Sun. George Sun will be an “independent director” within the definition set forth in Section 303A of the NYSE Listed Company Manual. Dr. Jianhua Yang will be the chairman of our compensation committee initially. As two of the directors on our compensation committee are not independent, we are relying on home country practice pursuant to the NYSE Listed Company Manual Section 303A.00 in lieu of the requirements of Section 303A.05 relating to our compensation committee. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee will not be prohibited from direct involvement in determining their own compensation. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist of George Sun, Bing Zhu and a third director to be appointed prior to the completion of this offering. George Sun and the additional director to be appointed will be “independent directors” within the definition set forth in Section 303A. George Sun will be the chairman of our corporate governance and nominating committee. As one of the directors on our corporate governance and nominating committee is not independent, we are relying on home country practice pursuant to NYSE Listed Company Manual Section 303A.00 in lieu of the requirements of Section 303A.04 relating to our corporate governance committee. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any similar arrangement or compromise with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. We have not entered into any service agreements with our directors that provide for any type of compensation upon termination.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay equal to a certain specified number of months of his or her then base salary, depending on the length of his or her employment with us.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has entered into a confidentiality agreement with us. Our executive officers have also agreed to disclose to us all inventions, designs and techniques that have resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Compensation of Directors and Executive Officers

In 2008, the aggregate cash compensation to our executive officers and directors was RMB3.6 million (US$0.5 million).

2008 Share Incentive Plan

We have adopted our 2008 share incentive plan to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2008 share incentive plan provides for the grant of options, restricted shares, and restricted share units, collectively referred to as “awards.” Our board of directors has authorized the issuance of up to 180,000,000 ordinary shares upon exercise of awards granted under our 2008 share incentive plan.

Plan Administration. Our compensation committee, or prior to such committee’s formation, our board or directors, will administer the 2008 share incentive plan. The committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Award Agreements. Awards granted under our 2008 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2008 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the 2008 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control. If a change of control of our company occurs, (i) the compensation committee may determine that any outstanding unexercisable, unvested or lapsable awards shall automatically be deemed exercisable, vested and not subject to lapse immediately prior to the event triggering the change of control and (ii) the compensation committee may cancel such awards for fair value, provide for the issuance of substitute awards or provide that for a period of at least 15 days prior to the event triggering the change of control, such options shall be exercisable and that upon the occurrence of the change of control, such options shall terminate and be of no further force and effect.

Termination and Amendment. Unless terminated earlier, our 2008 share incentive plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2008 share incentive plan subject to shareholder approval to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the 2008 share incentive plan that (i) increases the number of ordinary shares available under the 2008 share incentive plan or changes the maximum number of shares for which awards may be granted to any participant or, (ii) diminish any of the rights of the participant under any award previously granted to such participant under the plan without such participant’s consent.

Our board of directors has only granted options to participants in our 2008 share incentive plan. As of March 31, 2009, the following grants of options to our directors, officers and employees were outstanding:

•	grants of options to purchase 35,622,500 of our ordinary shares at an exercise price of RMB0.55 per share with a vesting schedule of four years; and

•

grants of options to purchase 13,652,500 ordinary shares with an exercise price that is 88% of the fair market value of our ordinary shares at the time such options vest with a vesting schedule of four years. In addition, vesting of this grant of options is subject to our having attained at least 20% growth in revenues during the fiscal year prior to each vesting period, to our having attained a CAGR of at least 20% in revenue growth from the fiscal year prior to the grant through the latest fiscal year prior to each vesting date, and to the meeting of employee performance criteria as approved by the administration committee or board of directors.

129,290,000 ordinary shares are available for future issuance upon the exercise of future grants under our 2008 share incentive plan. The following table summarizes, as of March 31, 2009, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated:

Name	Number of ordinary shares to be issued upon exercise of options	Exercise price per ordinary share	Date of grant	Date of expiration
		(in RMB)
Xiaosong Yang	*	0.55	January 1, 2008	December 31, 2017
Bing Zhu	*	0.55	June 30, 2008	June 29, 2018
Zixin Wang	*	0.55	January 1, 2008	December 31, 2017

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)(2)		Ordinary Shares Being Sold in This Offering		Shares Beneficially Owned After This Offering(1)(2)(3)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Jianhua Yang(4)	1,358,280,000	75.46
David Yunhung Tang(5)	225,900,000	12.55
Wujun Yang(6)	24,030,000	1.34
Yunlong Yuan(7)	24,030,000	1.34
George Sun	—	—
Bing Zhu(8)	*	*
Xiaosong Yang(9)	*	*
Zixin Wang(10)	*	*
All directors and executive officers as a group	1,644,558,750	90.74%

Principal Shareholders:
Wise Lion Limited/Jianhua Yang(11)	1,358,280,000	75.46
David Yunhung Tang(5)	225,900,000	12.55
J.P. Morgan Trust Company of Delaware(12)	94,500,000	5.25

Selling Shareholders:
Wise Lion Limited/Jianhua Yang(11)	1,358,280,000	75.46
David Yunhung Tang(5)	225,900,000	12.55
J.P. Morgan Trust Company of Delaware(12)	94,500,000	5.25
Solar Stone Limited(13)	80,100,000	4.45%
SEAVI Advent Asia Investments (II) Ltd.(14)	†	†
Omaha Entities(15)	††	††
Indus Funds(16)	††	††

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
†	Assuming an initial offering price of US$ per ADS, being the midpoint of the estimated range of the initial public offering, Dr. Yang will transfer ordinary shares beneficially owned by him to Seavi pursuant to the convertible loan agreement between Seavi and Dr. Yang described in footnote 4 below. Seavi is participating in this offering as a selling shareholder by selling a portion of the transferred shares to be received from Dr. Yang under the conversion and will also be our shareholder immediately following the offering as described in the table above and.
††	Assuming an initial offering price of US$ per ADS, being the midpoint of the estimated range of the initial public offering, Dr. Yang will transfer ordinary shares beneficially owned by him to the several Omaha Investors in proportion to their pro rata holdings of the convertible notes pursuant to the convertible notes agreement between the Omaha Investors and Dr. Yang described in footnote 4 below. Each of the Omaha Investors is participating in this offering as a selling shareholder by selling a portion of the transferred shares to be received from Dr. Yang under the conversion and will also be our shareholder immediately following the offering as described in the table above.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Act of 1934, as amended, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of the date of this prospectus.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on (i) ordinary shares outstanding as of , 2008, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus.
(3)	Assume no exercise of the underwriters’ option to purchase additional ADSs as set forth on the cover page of this prospectus.
(4)	Includes 1,358,280,000 ordinary shares held by Wise Lion Limited, a limited liability company organized under the laws of British Virgin Islands. Dr. Yang and Wise Lion Limited may be required to transfer ordinary shares held by them to several investors pursuant to a convertible notes agreement to which Dr. Yang and Wise Lion are parties and an amended convertible loan agreement to which Dr. Yang is party. Pursuant to the convertible note agreement, immediately prior to the consummation of this offering, Dr. Yang and Wise Lion may be required to transfer ordinary shares to Omaha Capital Principals Limited, Chief Victory Limited and Indus Managed Account, or collectively, the Omaha Investors, which hold US$10.0 million in convertible notes issued by Wise Lion Limited that are convertible into our existing ordinary shares held by Dr. Yang and Wise Lion at a conversion price equal to 60% of the initial public offering price per ordinary share. Pursuant to a convertible loan agreement with SEAVI Advent Asia Investments (II) Ltd., or Seavi, in the amount of US$4.0 million, immediately prior to this offering, Wise Lion Limited may be required to transfer to Seavi our existing ordinary shares held by Dr. Yang in repayment of the US$4.0 million loan at a conversion price equal to 60% of the initial public offering price. Assuming an initial public offering price of US$ per ADS, being the midpoint of the estimated range of the initial public offering price, Dr. Yang will be required to transfer and ordinary shares to the Omaha Investors and Seavi, respectively. Accordingly, the number of shares beneficially owned by Dr. Yang after this offering reflects shares sold by Dr. Yang as a selling shareholder in this offering and shares transferred to the Omaha Investors and Seavi pursuant to the convertible notes agreement and the amended convertible loan agreement described above. Dr. Yang is the sole director of Wise Lion Limited, which is owned by Sanbrook Holdings Limited, a Bahamian company. Sanbrook Holdings is in turn wholly-owned by Credit Suisse Trust Limited as trustee of the JH Yang Family Trust, which is a revocable trust constituted under the laws of Singapore with Dr. Yang as settlor and Dr. Yang’s family members as beneficiaries. The business address of Dr. Yang is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China.
(5)	Includes 225,900,000 ordinary shares held by Dr. David Yunhung Tang. The business address of Dr. Tang is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China.
(6)	Includes 24,030,000 ordinary shares held by Solar Stone Limited, a limited liability company organized under the laws of British Virgin Islands. Solar Stone Limited is 30% owned by Mr. Wujun Yang. The business address of Mr. Yang is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China.
(7)	Includes 24,030,000 ordinary shares held by Solar Stone Limited, a limited liability company organized under the laws of British Virgin Islands. Solar Stone Limited is 30% owned by Mr. Yuan. The business address of Mr. Yuan is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China.
(8)	Includes options to purchase our ordinary shares owned by Red Maple International Ltd., a company limited by shares organized under the laws of the British Virgin Islands. Mr. Zhu is the sole director and sole owner of Red Maple International Ltd. The business address of Mr. Zhu is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China.
(9)	Includes options to purchase our ordinary shares. The business address of Dr. Yang is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China.
(10)	Includes options to purchase our ordinary shares. The business address of Mr. Wang is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China.

(11)	Dr. Jianhua Yang is the sole director of Wise Lion Limited, which is owned by Dr. Yang and his family. Dr. Yang is our founder, chairman and chief executive officer. The business address of Dr. Yang is c/o Chemspec International Limited, 3, Lane 1273, Tongpu Road, Shanghai 200333, People’s Republic of China. The number of shares beneficially owned by Wise Lion Limited after this offering reflects shares sold by Wise Lion Limited as a selling shareholder in this offering and shares transferred to the Omaha Investors and Seavi pursuant to the convertible notes agreement described in note 4 above.
(12)	J.P. Morgan Trust Company of Delaware holds 94,500,000 shares on behalf of Dr. David Yunhung Tang’s family. Dr. Tang is our director and executive vice president of marketing and research and development. Ms. Lan-Fen Hu Tang, the wife of Dr. Tang, is the beneficial owner of the shares held by J.P. Morgan Trust Company of Delaware and controls the voting and investment power over these shares. The beneficiaries under the irrevocable trust only include certain members of Dr. Tang’s family and do not include Dr. Tang or his wife.
(13)	Solar Stone Limited, or Solar Stone, is 30%, 30%, 20% and 20% owned by Wujun Yang, Yunlong Yuan, Weinian Qi and Yueping Zha, respectively. Mr. Yang is our vice president responsible for overseeing the construction of facilities and purchase of raw materials. Mr. Yuan is our vice president responsible for overseeing our manufacturing processes and operations. Mr. Qi and Ms. Zha are non-executive employees of our company. The address of Solar Stone is Sea Meadow House, Blackburne Highway, Road Town, Tortala, British Virgin Islands.
(14)	SEAVI Advent Asia Investments (II) Ltd., or Seavi, will become our shareholder simultaneously with this offering by converting the convertible loan it holds from Dr. Yang described in footnote 4 above. Seavi, a Singapore company, is controlled by its general partner, Seavi Advent Corporation Limited. The directors of Seavi Advent Corporation Limited are Keng Boon Tan and Derrick Meow Chan Lee. The address of Seavi is 331 North Bridge Road, #05-04 Odeon Towers, Singapore 188720.
(15)	Omaha Capital Principals Limited, or Omaha Capital, and Chief Victory Limited, or Chief Victory, will become our shareholders simultaneously with this offering by converting the convertible notes they hold from Dr. Yang and Wise Lion as described in footnote 4 above. Omaha Capital, a British Virgin Islands company, is a limited company wholly owned by Wai-on Wu who is its sole director. Chief Victory, a British Virgin Islands company, is 100% owned by Omaha Capital China Master Fund II LP. The general partner of Omaha Capital China Master Fund II LP is Omaha Capital China GP II Limited, the directors of which are Wai-on Wu, Charles Yucheng Shi and Leonard De Somma. The address of Omaha Capital and Chief Victory is Suites 1619-20, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. George Sun, our independent director, is general manager of Omaha Capital China. Mr. Sun disclaims beneficial ownership of shares owned by Omaha Capital and Chief Victory.
(16)

Indus Asia Pacific Master Fund, Ltd., or Indus Asia Pacific, Indus Pacific Smaller Companies Master Fund, Ltd., or Indus Pacific, and Indus Japan Master Fund, Ltd., or Indus Japan and collectively with Indus Asia Pacific and Indus Pacific, the Indus Entities, will become our shareholders simultaneously with this offering by converting the convertible notes they hold from Dr. Yang and Wise Lion as described in footnote 4 above. The directors of each of the Indus Entities are James Shannon, J. Dennis Hunter and Jane Fleming. The investment manager of each of the Indus Entities is Indus Capital Partners, LLC. The managing members of Indus Capital Partners, LLC are Sheldon Kasowitz and David Kowitz. The address of the Indus Entities is c/o Indus Capital Partners, LLC, 152 West 57th Street, 28th Floor, New York, New York 10019.

As of the date of this prospectus, approximately             % of our outstanding ordinary shares are held by              record shareholders in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Issuances and Sales of Our Securities

Our holding company, Chemspec, was incorporated on May 30, 2006 with one ordinary share owned by Codan Trust Company (Cayman) Limited to facilitate investments by foreign financial investors. On the same day, Codan Trust Company (Cayman) Limited transferred the one ordinary share to Wise Lion Limited. On August 24, 2006, we issued 1,719,899,999 ordinary shares to Wise Lion Limited and 80,100,000 ordinary shares to Solar Stone Limited as partial consideration for the acquisition of shares in Stanley Space Limited held by Wise Lion Limited and Solar Stone Limited. On the same day, Wise Lion Limited transferred 86,220,000, 90,000,000, 225,900,000 and 94,500,000 ordinary shares to J.P. Morgan Securities Limited, Seavi Advent Asia Investments (II) Ltd., David Yunhung Tang and J.P. Morgan Trust Company of Delaware, respectively, to satisfy prior commitments made by Wise Lion Limited. J.P. Morgan Securities Limited transferred 41,220,000 of our ordinary shares to Concord Wise Limited in April 2007. David Yunhung Tang transferred 225,900,000 of our ordinary shares to Green Glories Globe Limited in July 2007. Seavi Advent Asia Investments (II) Ltd. transferred 90,000,000 of our ordinary shares to Wise Lion Limited in January 2008. J.P. Morgan Securities Limited transferred 45,000,000 of our ordinary shares to Wise Lion Limited in May 2008. Green Glories Globe Limited transferred 225,900,000 of our ordinary shares to David Yunhung Tang in December 2008. After completion of these transactions, Wise Lion Limited, Solar Stone Limited, J.P. Morgan Trust Company of Delaware, Concord Wise Limited and David Yunhung Tang owned 75.5%, 4.5%, 5.3%, 2.3% and 12.6% of our ordinary shares, respectively.

Convertible Note and Loan Arrangements between Our Chairman and Investors

Dr. Jianhua Yang, our founder, chairman, chief executive officer and controlling shareholder, has entered into convertible loan and notes arrangements with various investors under which those investors are entitled to convert their investments into our shares held by Dr. Yang or entities under his control as described below. The holders of the convertible loan and convertible notes will become our shareholders simultaneously with our initial public offering through the conversion of the loan and notes into our ordinary shares held by Dr. Yang and entities under his control. The holders of the convertible loan and convertible notes are also participating in this offering as selling shareholders as described in the table and footnotes above.

Convertible Loan Agreement

Pursuant to a convertible loan agreement and two supplemental convertible loan deeds entered into between Dr. Yang and SEAVI Advent Asia Investments (II) Ltd., or Seavi, in each case dated as of July 18, 2007, Seavi loaned Dr. Yang US$4 million. The loan is convertible into existing Chemspec ordinary shares beneficially owned by Dr. Yang immediately prior to this offering at a conversion rate of 60% of the price per ordinary share to the public in this offering. The conversion right will expire on June 28, 2009. The loan accrues interest at 8% per annum, payable on the date of repayment of the loan in the event it is not converted into shares. Dr. Yang has agreed, if requested, to use his reasonable efforts to cause us to include Seavi as a selling shareholder in this offering for up to one-third of the shares held by Seavi through conversion under the convertible loan agreement.

Convertible Notes Purchase Agreement

On May 9, 2008, Dr. Yang and Wise Lion Limited, a wholly-owned entity ultimately owned by Dr. Yang’s family trust and through which the trust is entitled to the benefits of the shares in our company, entered into a convertible notes purchase agreement with Chief Victory Limited, Indus Managed Account and Omaha Capital Principals Limited, or collectively the Omaha convertible notes investors. Pursuant to the convertible notes purchase agreement, Dr. Yang and Wise Lion sold an aggregate US$10.0 million in convertible notes to the Omaha convertible notes investors. The notes are convertible, at the option of the Omaha convertible notes investors, into our existing ordinary shares currently held by Dr. Yang through Wise Lion immediately prior to this offering at a conversion rate of 60% of the price per ordinary share to the public in this offering. The notes mature on, and may be converted at any time prior to, December 31, 2009. Dr. Yang has also agreed to use his reasonable efforts to cause us to register shares received by the Omaha convertible notes investors upon any conversion under the convertible notes agreement.

RELATED PARTY TRANSACTIONS

Reorganization and Private Placement

See “Our Corporate Structure and History.”

Transactions with Jiangsu Kangpeng Nong Hua Company Limited

Before a restructuring in September and October 2008, Jiangsu Kangpeng Nong Hua Company Limited, or Kangpeng Nong Hua, was 44.1% owned directly by Dr. David Yunhung Tang and 23.5% owned indirectly by Dr. Yang. Dr. Tang and Dr. Yang are our executive directors and principal shareholders. Currently, following the restructuring, Kangpeng Nong Hua is 51.7% owned indirectly by Dr. Yang, 25.0% owned by Dr. Tang, 3.3% owned indirectly by four of our senior managers, with the remaining 20% owned by unrelated third parties. In 2006, 2007, 2008 and the three months ended March 31, 2009, we purchased goods, consisting of chemicals produced by Kangpeng Nong Hua, from Kangpeng Nong Hua totaling RMB20.4 million, RMB9.2 million, RMB44.3 million (US$6.5 million) and RMB15.4 million (US$2.2 million), respectively. We then resell these goods to customers in the pharmaceutical and agrochemical industries with a 1% to 7% mark-up. In 2008 and the three months ended March 31, 2009, we also made sales of goods produced by our newly acquired subsidiary Jiangsu Wei Er to Kangpeng Nong Hua in the amount of RMB52.0 million (US$7.6 million) and RMB10.3 million (US$1.5 million) consisting of raw materials for its manufacturing of goods to be sold in the open market and to us. We believe these transactions were conducted in the ordinary course of business on terms comparable to those with unrelated third parties.

We made non-interest bearing advances to Kangpeng Nong Hua in the amount of RMB7.5 million, RMB17.0 million and RMB28.4 million (US$4.2 million), in 2006, 2007 and 2008, respectively. We made these advances to support Kangpeng Nong Hua’s operating activities. The advances to Kangpeng Nong Hua made in 2006 were repaid in full in July 2006 and the advances made in 2007 and 2008 were repaid in full in 2008.

We made trade advances to Kangpeng Nong Hua in the amount of RMB18.6 million and RMB23.6 million in 2006 and 2007, respectively. These trade advances to Kangpeng Nong Hua were prepayments for the purchase of goods. The full amount of the prepayments has been utilized in the purchase of raw materials in 2008.

We also received a non-interest bearing advance from Kangpeng Nong Hua in the amount of RMB14.4 million (US$2.1 million) in 2008. We repaid this advance in full as of June 30, 2008.

Transactions with Zhang Jia Gang Zhong Gang Chemical Company Limited

Zhang Jia Gang Zhong Gang Chemical Company Limited, or Chemical Company, engages in the sale and production of chemical raw materials. Dr. Yang owned 46.6% of the equity interest in Chemical Company until May 2004. From May 2004 until April 2006, Dr. Yang and his wife, Ms. Yuezhen Cha, owned 29.8% and 70.2% of the equity interests in Chemical Company, respectively. In April 2006, Dr. Yang and his wife transferred all their equity interest in Chemical Company to independent third parties at a total consideration of RMB1.0 million, which was equivalent to their capital contributions made to Chemical Company.

In 2006, 2007 and 2008, we purchased chemical raw materials from Chemical Company totaling RMB3.0 million, nil and nil, respectively. Chemical Company also provided processing services of the simple chemical intermediates to us. In 2006, we engaged Chemical Company for processing services amounting to RMB1.9 million. We provided our laboratory technology to Chemical Company, and they processed the simple chemical intermediates in accordance with our instructions. In addition, we sold chemical products to Chemical Company, and the total amount of these sales was RMB2.8 million in 2006. We believe that these transactions were conducted in the ordinary course of business on terms comparable to those with unrelated third parties.

Chemical Company ceased to be our related party in May 2006.

Leasing Transactions with Shanghai Ambiopharm

Shanghai Ambiopharm Inc., or Ambiopharm, engages in the manufacture of advanced pharmaceutical intermediates. Dr. Jianghua Yang indirectly owns 70.5% of Ambiopharm.

We lease plant and equipment to Ambiopharm, which uses these equipment and facilities for production of chemicals. The leases are for terms of two years with total annual rents per year of RMB0.9 million. In 2008 and the three months ended March 31, 2009, we received lease income from Ambiopharm in the amount of RMB0.9 million (US$0.1 million) and RMB0.2 million (US$33,000), respectively.

We lease certain equipment from Ambiopharm for use in our chemical production operations. The leases for this equipment have terms of two years, commencing in July 2008, with total annual rents per year of RMB100,000. In 2008 and the three months ended March 31, 2009, we incurred lease expenses in the amount of RMB42,000 (US$6,000) and RMB25,000 (US$4,000), respectively.

Non-Interest Bearing Borrowings from Related Parties

In 2006, we borrowed US$9.7 million from Wise Lion Limited as part of our reorganization to finance our acquisition of the operating subsidiaries. Wise Lion Limited is one of our shareholders, and Wise Lion Limited is beneficially owned by our director, Dr. Jianhua Yang, and his wife Ms. Yuezhen Cha. We repaid US$1.7 million and US$2.5 million to Wise Lion Limited in 2006 and 2007, respectively. This advance is unsecured, interest-free and repayable on demand. As of December 31, 2008, the balance of our amount due to Wise Lion Limited was US$5.6 million.

We borrowed RMB3.2 million and RMB50,000 in 2006 and 2007, respectively, from Dr. Jianhua Yang, his wife Ms. Yuezhen Cha and his son Mr. Chongbo Yang, or the Yang Family. As of December 31, 2008, the balance of our amount due to the Yang Family was RMB59,000 (US$9,000).

In 2008, we borrowed RMB6.0 million (US$0.9 million) from Kang Qi Investment Company, or Kang Qi, which is a subsidiary owned by the Yang Family. The loan was repaid in full in February 2008.

Non-Interest Advances to Related Parties

In 2006, we advanced RMB80,000 to Mr. Xuhua Ren, our noncontrolling shareholder. This amount was repaid in full in September 2008.

In 2007, we advanced RMB18,000 to our shareholder, director and executive vice president, Dr. David Yunhung Tang. This amount was repaid in full as of the end of 2007.

In 2007, we advanced RMB1,000 to our officer, Mr. Weinian Qi. This amount was repaid in full as of the end of 2007.

Share Incentives

See “Management—2008 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of the date hereof, our authorized share capital consists of 20,000,000,000 ordinary shares, each with a par value of HK$0.01, of which 1,800,000,000 shares are issued and outstanding. We had 1,800,000,000 shares issued and outstanding as of January 1, 2007 and December 31, 2007.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-half of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven calendar days is required for the convening of our shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary shares are to be transferred does not exceed four; and

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our amended and restated memorandum and articles of association.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to Companies Law and our amended and restated memorandum and articles of association as regards the matters to be dealt with by ordinary resolution, we may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Certain actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

•	the appointment or removal of either of our chief executive officer or chief financial officer;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets; and

•	any change in the number of our board of directors.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with NYSE rules, in lieu of following home country practice after the closing of our initial public offering. NYSE rules require that every company traded on the NYSE hold an annual general meeting of shareholders. In addition, our amended and restated articles of association, which, upon receiving the requisite shareholder approval, are expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors—Risks Related to This Offering.”

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorised by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from actual, fraud or wilful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 10.0% of the paid up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of noncontrolling shareholders on a board of directors, since it permits the noncontrolling shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed without cause by special resolution or the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15.0% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the noncontrolling shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only by a special resolution of such class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances since our inception in May 2006.

Ordinary Shares

Our holding company, Chemspec, was incorporated on May 30, 2006 with one ordinary share owned by Codan Trust Company (Cayman) Limited to facilitate investments by foreign financial investors. On the same day, Codan Trust Company (Cayman) Limited transferred the one ordinary share to Wise Lion Limited. On August 24, 2006, we issued 1,719,899,999 ordinary shares to Wise Lion Limited and 80,100,000 ordinary shares to Solar Stone Limited as partial consideration for the acquisition of shares in Stanley Space Limited held by Wise Lion Limited and Solar Stone Limited. On the same day, Wise Lion Limited transferred 86,220,000, 90,000,000, 225,900,000 and 94,500,000 ordinary shares to J.P. Morgan Securities Limited, Seavi Advent Asia Investments (II) Ltd., David Yunhung Tang and J.P. Morgan Trust Company of Delaware, respectively, to satisfy prior commitments made by Wise Lion Limited. J.P. Morgan Securities Limited transferred 41,220,000 of our ordinary shares to Concord Wise Limited in April 2007. David Yunhung Tang transferred 225,900,000 of our ordinary shares to Green Glories Globe Limited in July 2007. Seavi Advent Asia Investments (II) Ltd. transferred 90,000,000 of our ordinary shares to Wise Lion Limited in January 2008. J.P. Morgan Securities Limited transferred 45,000,000 of our ordinary shares to Wise Lion Limited in May 2008. Green Glories Globe Limited transferred 225,900,000 of our ordinary shares to David Yunhung Tang in December 2008. After completion of these transactions, Wise Lion Limited, Solar Stone Limited, J.P. Morgan Trust Company of Delaware, Concord Wise Limited and David Yunhung Tang owned 75.5%, 4.5%, 5.3%, 2.3% and 12.6% of our ordinary shares, respectively.

Share Options

Between January 1, 2008 and June 30, 2008, we granted unconditional options to purchase 36,255,000 of our ordinary shares and conditional options to purchase 14,455,000 of our ordinary shares under our 2008 share incentive plan. We have not granted any options to purchase our ordinary shares under our 2008 share incentive plan since June 30, 2008. See “Management—2008 Share Incentive Plan.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank N.A. Hong Kong branch, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-             when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive              ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

Voting at our shareholders meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. In the even of voting by show of hands, the depositary will vote the shares underlying the ADSs in accordance with the voting received from a majority holders of ADSs who provided timely voting instructions. In the event of poll voting, the depositary will vote the shares underlying the ADSs in accordance with the voting instructions it receives from holders of ADSs.

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the Section entitled Description of Share Capital—Voting Rights.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

If the depositary does not receive your voting instructions in a timely manner, you will nevertheless be treated as having instructed the depositary to give a proxy to a person we designate by us to vote the shares represented by your ADSs in his/her discretion. The depositary will deliver the such discretionary proxy only if the depositary has timely received notice of the meeting or solicitation. No discretionary proxy shall be given with respect to (i) any matter as to which we inform the depositary that the we do not wish such proxy to be given, (ii) there exists substantial opposition to such matter or such matter would have a material adverse impact on the holders of ADSs or our shareholders, or (iii) in the event that the vote is on a show of hands.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 2¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 2¢ per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of, and/or reimburse us for, certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              outstanding ADSs representing approximately             % of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Our directors, executive officers and principal shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting.” After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act, or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately              shares immediately after this offering, or              if the underwriters exercise their option to purchase additional ADSs in full; and

•	the average weekly trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Convertible Note Arrangement between Our Chairman and Investors

Convertible Loan Agreement

Pursuant to a convertible loan agreement and two supplemental convertible loan deeds entered into between Dr. Yang and SEAVI Advent Asia Investments (II) Ltd., or Seavi, in each case dated as of July 18, 2007, Seavi loaned Dr. Yang US$4 million. The loan is convertible at Seavi’s option, in whole into existing Chemspec ordinary shares beneficially owned by Dr. Yang immediately prior to this offering at a conversion rate of 60% of the price per ordinary share to the public in this offering. The loan accrues interest at 8% per annum, payable on the date of repayment of the loan in the event it is not converted into shares. The final maturity date of the loan is June 30, 2009.

Under the terms of the convertible loan agreement, if the number of shares issued to Seavi upon conversion as a percentage of the total outstanding shares immediately after conversion is less than Seavi’s holdings immediately prior to this offering, Dr. Yang will transfer a number of ordinary shares to Seavi such that Seavi’s percentage shareholdings immediately after such transfer is equal to the aggregate equity interest immediately before this offering. The loan will be deemed to be fully repaid by conversion into our ordinary shares held by Dr. Yang.

The convertible loan agreement, as amended, contains an incentive clause pursuant to which Seavi will transfer 20% of its conversion shareholdings immediately before the initial public offering to Dr. Yang if our net profit for the year in which this offering occurs is 120% of the net profit for the year immediately preceding it.

Dr. Yang has agreed, if requested by Seavi, to use his reasonable efforts to cause us to include Seavi as a selling shareholder in this offering for up to one-third of the shares held by Seavi through conversion under the convertible note agreement. In addition, Dr. Yang has agreed to ensure that, if Wise Lion participates in this offering as a selling shareholder, Seavi will be entitled to participate as a selling shareholder on a pro-rata basis. Dr. Yang has no obligation to take efforts to register the shares underlying the convertible loan agreement.

Under the related put option agreement entered into by Dr. Yang and Seavi, dated as of July 18, 2007, in consideration of the payment of the sum of US$1.00, Dr. Yang granted a put option to Seavi to require Dr. Yang to purchase (i) all the conversion shares owned by Seavi on the date an option notice is given by Seavi or (ii) all the rights of Seavi under the convertible loan agreement during the period commencing from the date of the put option agreement and ending on the earliest of (a) the date falling three months after the date Seavi is notified by Dr. Yang of the occurrence of a triggering event as defined below, (b) the date falling three months after June 30, 2009, and (c) an initial public offering. The put option automatically lapses on the last day of the foregoing exercise period. The triggering events are our withdrawal of our listing application with the NYSE; the rejection by the NYSE of our listing application; or our failure to undertake an initial public offering by June 30, 2009.

Convertible Notes Purchase Agreement

On May 9, 2008, Dr. Jianhua Yang, our founder, chairman, chief executive officer and controlling shareholder, and Wise Lion Limited, a wholly-owned entity of Dr. Yang’s through which Dr. Yang holds his shares in our company, entered into a convertible notes purchase agreement with Chief Victory Limited, Indus Managed Account and Omaha Capital Principals Limited, or collectively the Omaha convertible notes investors. Pursuant to the convertible notes purchase agreement, Dr. Yang and Wise Lion sold an aggregate US$10.0 million in convertible notes to the convertible notes investors. The notes are convertible, at the option of the Omaha convertible notes investors, into our existing ordinary shares currently held by Dr. Yang through Wise Lion immediately prior to this offering at a rate of 60% of the price per ordinary share to the public in this offering.

Undertaking to Register Shares

In connection with the convertible notes purchase agreement, Dr. Yang and Wise Lion also entered into an undertaking concerning the registration of shares pursuant to which he agreed to use his reasonable efforts to cause us to register the shares received by the Omaha convertible notes investors upon any conversion under the convertible notes agreement. We are not a party to this undertaking. Pursuant to the undertaking, Dr. Yang and Wise Lion agree to use reasonable efforts to cause us to effect registrations of the shares of the convertible notes investors at any time six months following the closing of our initial public offering, a registration on a form other than Form F-3 requested by any of the Omaha convertible note investors provided such registration would involve an aggregate price to the public of at least US$5.0 million. Dr. Yang and Wise Lion also agree to use reasonable efforts to cause us to effect registrations of the shares of the Omaha convertible notes investors at any time when we are qualified to use Form F-3, a registration on Form F-3 requested by any of the convertible notes investors provided such registration would involve an aggregate price to the public of at least US$5.0 million. Dr. Yang and Wise Lion are not obligated to take any action to cause us to effect any such registration on more than two occasions each for registrations on a form other than Form F-3 or registration on Form F-3, respectively.

Dr. Yang and Wise Lion are not, however, obligated to take any action to cause us to effect any such demand registration:

•

if we, within ten days of receipt of a request to Dr. Yang or Wise Lion to take actions to cause such registration, give notice of our bona fide intention to effect the filing of a registration statement with the SEC (or any comparable regulatory agency for a registration in a jurisdiction other than the United States) within 60 days of receipt of such request (other than a registration of securities in a business combination transaction pursuant to Rule 145 under the Securities Act or an offering solely to employees);

•

within six months immediately following the effective date of any registration statement pertaining to the registration of the Omaha convertible notes investors’ securities pursuant to the undertaking by Dr. Yang or Wise Lion; or

•

if we furnish to the Omaha convertible notes investors a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be seriously detrimental to us or our shareholders for a registration statement to be filed in the near future, in which event we have the right to defer the filing of the registration statement, no more than once during any 12 month period, for a period not to exceed 60 days from the receipt of the request to file such registration statement.

Dr. Yang and Wise Lion also agreed to use reasonable efforts to cause us to grant “piggyback” registration rights to the Omaha convertible notes investors, which may require us to register all or any part of the securities then held by the Omaha convertible notes investors when we register any of our ordinary shares.

If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, Dr. Yang and Wise Lion agree to use reasonable efforts to cause us to ensure that the number of securities held by Omaha convertible notes investors included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration be included in proportion, as nearly as practicable, to the amount of shares to be sold by all selling shareholders in such registration in proportion to all such selling shareholders’ respective holdings.

Dr. Yang and Wise Lion also agree to use reasonable efforts to cause us to bear all of the registration expenses incurred in connection with registrations (other than for registrations on a form other than Form F-3), except underwriting discounts and selling commissions.

See “Risk Factors—Risks Related to Our Company and Our Industry—Our largest shareholder, who holds a significant portion of our outstanding equity, may have substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.”

TAXATION

The following summary of material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Maples and Calder, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double-tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the new EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. However, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5%. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

United States Federal Income Taxation

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares or ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes (or hold your ordinary shares or ADSs through a partnership or other pass-through entity); or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made to us by the depositary and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances nor does it address any United States federal tax laws other than United States federal income tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which we have applied to list on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares or ADSs (see discussion under “Taxation—People’s Republic of China Taxation”). In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion under “—Passive Foreign Investment Company” below, to the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted basis in the ordinary shares or ADSs, as applicable, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be considered a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the offering. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because we have applied to list the ADSs on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that we have applied to list only the ADSs, and not the ordinary shares, on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, instead of applying the PFIC rules above you would include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You would be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are or were to become a PFIC, the rules described above could be avoided if you elected to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option would not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your tax basis in the ordinary shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States-source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ordinary shares or ADSs, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ordinary shares or ADSs and to the proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income or otherwise fail to comply with the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld as backup withholding may be credited against your United States federal income tax liability, if any, and you may obtain a refund of any excess withheld under the backup withholding rules by filing the appropriate claim for refund with, and provided the required information is properly furnished to, the Internal Revenue Service.

PROSPECTIVE PURCHASERS OF OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2009, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional ADSs at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of the ADSs.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$             per ADS. The underwriters and selling group members may allow a discount of US$             per ADS on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$
Underwriting Discounts and Commissions paid by selling shareholders	US$	US$	US$	US$
Expenses payable by the selling shareholders	US$	US$	US$	US$

The underwriters informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, except issuances pursuant to (i) issuance of ordinary shares upon the conversion of convertible securities outstanding on the date of this prospectus and (ii) the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

Our officers, directors, existing shareholders and certain option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the ADSs on the NYSE under the symbol “CPC.”

Prior to this offering, there has been no public market for the ADSs or ordinary shares. Consequently, the initial public offering price for the ADSs and our ordinary shares was determined by negotiations among us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the ADSs and our ordinary shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the ADSs or our ordinary shares will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in investment banking and/or commercial banking transactions with us and our affiliates. They receive customary fees and commissions for these services.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, and the address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs. This prospectus does not constitute an offer of, or an invitation by or on behalf of, us or the underwriters, to subscribe for or purchase any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law, and we and the underwriters require persons into whose possession this prospectus comes to observe such restrictions.

Cayman Islands

No invitation whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the ADSs.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADSs which are the subject of this offering may not be made in that Relevant Member State except that an offer to the public in the Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

This prospectus has not been offered and will not be offered other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and the underwriters have not issued and will not issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Kingdom of Saudi Arabia

This prospectus may not be distributed in Saudi Arabia or to any national of Saudi Arabia except in strict compliance with part 5 exempt offers Article 17 of the Offers of Securities Regulations enacted under the laws of Saudi Arabia.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

State of Kuwait

Unless all of the approvals and licenses which are required pursuant to Law No. 31/1990 are obtained from the Kuwait Ministry of Commerce and Industry, no ADSs may be marketed, offered for sale or sold in Kuwait, either directly or indirectly.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA), received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of FSMA does not apply; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with our offer and sale of the ADSs. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$
New York Stock Exchange Listing Fee
Financial Industry Regulatory Authority Filing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Jin Mao PRC Lawyers and for the underwriters by King & Wood Law Firm. Simpson Thacher & Bartlett LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Jin Mao PRC Lawyers with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon King & Wood Law Firm with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008 have been included herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The offices of KPMG are located at 8/ F Prince’s Building, 10 Chater Road, Central, Hong Kong Special Administrative Region, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on Form F-6 is being filed to register the issuance of ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHEMSPEC INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHEMSPEC INTERNATIONAL LIMITED:

We have audited the accompanying consolidated balance sheets of Chemspec International Limited and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chemspec International Limited and its subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of December 31, 2008 and for the year then ended have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

KPMG

Hong Kong, China

April 3, 2009

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008

		As of December 31
	Note	2007	2008	2008
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash		56,929	180,081	26,355
Pledged bank deposits		3,949	21,536	3,152
Accounts receivable, net	(3)	86,749	142,535	20,860
Amounts due from related parties	(18)	17,080	—	—
Inventories	(4)	111,117	197,742	28,940
Prepayment and other receivables	(5)	35,137	16,865	2,468
Deferred income tax assets	(8)	276	345	50

Total current assets		311,237	559,104	81,825
Property, plant and equipment, net	(6)	216,824	385,526	56,422
Land use rights	(7)	35,030	53,105	7,772
Goodwill		—	6,942	1,016
Deferred offering costs		—	9,843	1,440
Deferred income tax assets	(8)	436	360	53

Total assets		563,527	1,014,880	148,528

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	(9)	40,000	60,000	8,781
Accounts payable		43,127	77,785	11,384
Bills payable	(10)	8,407	27,562	4,034
Amounts due to related parties	(18)	40,366	38,019	5,564
Accrued expenses and other payables	(11)	28,924	55,714	8,154
Income taxes payable		8,069	6,213	909

Total current liabilities		168,893	265,293	38,826
Deferred income tax liabilities	(8)	—	14,851	2,173
Deferred income		—	5,565	815

Total liabilities		168,893	285,709	41,814

Equity
Chemspec International Limited shareholders’ equity:
Ordinary shares: HK$ 0.01 par value; 20,000,000,000 shares authorized; 1,800,000,000 shares issued and outstanding	(12)	18,446	18,446	2,700
Additional paid-in capital	(16)	12,680	30,597	4,478
Statutory reserves	(13)	44,307	45,837	6,708
Accumulated other comprehensive income		4,312	6,749	987
Retained earnings		307,276	619,521	90,667

Total Chemspec International Limited shareholders’ equity		387,021	721,150	105,540
Noncontrolling interests		7,613	8,021	1,174

Total equity		394,634	729,171	106,714

Commitment and contingencies	(14)
Total liabilities and equity		563,527	1,014,880	148,528

See accompanying notes to consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

		Year ended December 31
	Note	2006	2007	2008	2008
		RMB’000	RMB’000	RMB’000	US$’000
Sales	(17)	580,747	589,349	944,854	138,280
Cost of sales		(252,198)	(256,856)	(550,723)	(80,599)

Gross profit		328,549	332,493	394,131	57,681
Selling expenses		(8,798)	(10,234)	(11,871)	(1,737)
General and administrative expenses		(22,714)	(30,934)	(58,140)	(8,509)
Research and development expenses		(18,648)	(18,169)	(27,483)	(4,022)
Other operating expenses		(846)	(1,466)	(2,173)	(318)
Other operating income		—	—	1,012	148
Government grants		4,139	1,448	50	7

Income from operations		281,682	273,138	295,526	43,250
Other income (expenses):
Interest income		781	757	2,094	306
Interest expense		(591)	(674)	(2,200)	(322)
Foreign currency exchange loss, net		(1,951)	(2,036)	(9,513)	(1,391)
Gain on disposal of a subsidiary		—	24	—	—
Other income		8	406	83	12

Earnings before income taxes		279,929	271,615	285,990	41,855
Income tax (expense) benefit	(8)	(43,902)	(37,443)	31,915	4,671

Net income		236,027	234,172	317,905	46,526
Net loss (income) attributable to the noncontrolling interests		519	(132)	(4,130)	(605)

Net income attributable to Chemspec International Limited shareholders		236,546	234,040	313,775	45,921

Basic earnings per share attributable to Chemspec International Limited shareholders	(15)	RMB0.13	RMB0.13	RMB0.17	US$0.02

Diluted earnings per share attributable to Chemspec International Limited shareholders	(15)	RMB0.13	RMB0.13	RMB0.17	US$0.02

See accompanying notes to consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Chemspec International Limited Shareholders
	Contributed capital	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings	Non-controlling interests	Total	Total comprehensive income
		Number	Amount
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2006	33,430	—	—	12,680	20,680	—	126,491	—	193,281
Effect of Reorganization:
Distribution to shareholders (Note 1)	(33,430)	—	—	—	—	—	(66,446)	—	(99,876)
Issuance of ordinary shares (Note 1)	—	1,800,000,000	18,446	—	—	—	(18,446)	—	—
Dividends to shareholders (Note 20)	—	—	—	—	—	—	(179,282)	—	(179,282)
Appropriation to statutory reserves (Note 13)	—	—	—	—	14,795	—	(14,795)	—	—
Capital contribution	—	—	—	—	—	—	—	8,000	8,000
Comprehensive income
Net income (loss)	—	—	—	—	—	—	236,546	(519)	236,027	236,027
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	1,544	—	—	1,544	1,544

Total comprehensive income										237,571

Balance as of December 31, 2006	—	1,800,000,000	18,446	12,680	35,475	1,544	84,068	7,481	159,694
Appropriation to statutory reserves (Note 13)	—	—	—	—	11,891	—	(11,891)	—	—
Disposal of a subsidiary	—	—	—	—	(3,059)	—	3,059	—	—
Dividends to shareholders	—	—	—	—	—	—	(2,000)	—	(2,000)
Comprehensive income
Net income	—	—	—	—	—	—	234,040	132	234,172	234,172
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	2,768	—	—	2,768	2,768

Total comprehensive income										236,940

Balance as of December 31, 2007	—	1,800,000,000	18,446	12,680	44,307	4,312	307,276	7,613	394,634
Appropriation to statutory reserves (Note 13)	—	—	—	—	1,530	—	(1,530)	—	—
Share-based compensation (Note 16)	—	—	—	17,917	—	—	—	—	17,917
Acquisition of a subsidiary	—	—	—	—	—	—	—	267	267
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	(3,989)	(3,989)
Comprehensive income
Net income	—	—	—	—	—	—	313,775	4,130	317,905	317,905
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	2,437	—	—	2,437	2,437

Total comprehensive income										320,342

Balance as of December 31, 2008	—	1,800,000,000	18,446	30,597	45,837	6,749	619,521	8,021	729,171

Balance as of December 31, 2008—in US$’000			2,700	4,478	6,708	987	90,667	1,174	106,714

See accompanying notes to consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cash flows from operating activities
Net income attributable to Chemspec International Limited shareholders	236,546	234,040	313,775	45,921
Adjustments to reconcile net income attributable to Chemspec International Limited shareholders to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	4,354	8,999	24,109	3,528
Land use rights	300	702	968	142
Loss on disposal of property, plant and equipment	421	1,224	1,424	208
Bad debt expense	383	268	(241)	(35)
Gain on sale of a subsidiary	—	(24)	—	—
Unrealized foreign exchange loss, net	188	1,246	1,573	231
Share-based compensation	—	—	17,917	2,622
Noncontrolling interests	(519)	132	4,130	604
Deferred income tax expense (benefit)	115	(39)	16,039	2,347
Changes in operating assets and liabilities:
Pledged bank deposits	(562)	(3,387)	(17,587)	(2,574)
Inventories	(35,953)	(49,671)	(75,837)	(11,099)
Accounts receivable	(67,270)	(6,878)	(54,515)	(7,978)
Due from related parties	—	(50)	—	—
Prepayment and other receivables	(2,841)	(14,211)	16,189	2,369
Accounts payable	16,135	33,084	21,693	3,175
Bills payable	12,562	(4,155)	15,744	2,304
Due to related parties	(933)	(432)	—	—
Accrued expenses and other payables	6,805	(16,111)	13,595	1,990
Income taxes payable	19,280	(14,821)	(1,856)	(271)

Net cash provided by operating activities	189,011	169,916	297,120	43,484

Cash flows from investing activities
Capital expenditures, including interest capitalized	(91,607)	(93,509)	(127,508)	(18,661)
Proceeds from sale of property, plant and equipment	329	1,344	200	29
Proceeds from the sale of a subsidiary (net of RMB3,414 cash in subsidiary sold in 2007)	—	9,586	3,420	501
Non-interest bearing advances to related parties	(7,580)	(17,019)	(28,400)	(4,156)
Non-interest bearing advances repaid by related parties	40,476	19	45,480	6,656
Acquisition of a subsidiary (net of cash acquired of RMB6,255)	—	—	2,255	330
Acquisition of additional equity interest in a subsidiary	—	—	(8,000)	(1,171)
Payments for land use rights	(25,030)	(1,022)	(17,517)	(2,564)

Net cash used in investing activities	(83,412)	(100,601)	(130,070)	(19,036)

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cash flows from financing activities
Capital contributions from noncontrolling shareholders	3,600	4,400	—	—
Distributions to shareholders in connection with the Reorganization	(99,876)	—	—	—
Dividends paid	(164,600)	(19,382)	—	—
Payments for initial public offering costs	—	—	(9,843)	(1,441)
Proceeds from bank loans	40,000	40,000	70,000	10,245
Repayments of bank loans	(2,000)	(40,000)	(50,000)	(7,318)
Proceeds from non-interest bearing borrowings from related parties	80,669	50	20,400	2,986
Repayments of non-interest bearing borrowings from related parties	(14,774)	(35,153)	(74,747)	(10,939)

Net cash used in financing activities	(156,981)	(50,085)	(44,190)	(6,467)

Effect of foreign currency exchange rate changes on cash	(152)	66	292	42
Net (decrease) increase in cash	(51,382)	19,230	122,860	17,981
Cash at beginning of year	89,167	37,633	56,929	8,332

Cash at end of year	37,633	56,929	180,081	26,355

Supplemental disclosures of cash flow information:
Income taxes paid	24,508	53,154	12,670	1,854
Income tax refund	—	—	58,767	8,601
Interest paid, net of amounts capitalized	591	674	2,200	322

Supplemental schedule of non cash investing and financing activities:
Payable for purchase of property, plant and equipment	14,882	18,982	35,097	5,136
Receivable from noncontrolling interest for capital contribution	4,400	—	—	—
Proceeds receivable from sale of a subsidiary	—	3,420	—	—
Dividend payable	17,382	—	—	—
Issuance of ordinary shares in exchange for equity interest in a subsidiary	18,446	—	—	—

See accompanying notes to consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(1)    PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

The consolidated financial statements consist of the financial statements of Chemspec International Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The Group’s principal activities are manufacture and sale of chemical compounds through its subsidiaries in the People’s Republic of China (“PRC”).

The Company has direct and indirect interests in the following subsidiaries. The particulars of these subsidiaries are set out below:

Name of company		Place and date of incorporation	Percentage of equity interest as of December 31,		Principal activities
			2007	2008
Stanley Space Limited (“Stanley Space”)		British Virgin Islands February 3, 2006	100%	100%	Investment holding

Wisecon Limited (“Wisecon”)		Hong Kong April 20, 2006	100%	100%	Investment holding

Shanghai ChemSpec Corporation (“Shanghai ChemSpec”)		PRC November 14, 1996	100%	100%	Design and manufacture of chemical compounds

Shanghai ChemSpec Trading Co., Ltd. (“Shanghai ChemSpec Trading”)	(iii)	PRC June 21, 1999	—	—	Sales of chemical compounds

Taixing ChemSpec Specialty Chemicals Co., Ltd. (“Taixing ChemSpec”)		PRC November 8, 2000	100%	100%	Manufacturing and sales of chemical compounds

Shanghai Qi Yue Trading Co., Ltd. (“Shanghai Qi Yue”)		PRC July 23, 2002	100%	100%	Sales of chemical compounds

Shanghai Wan Su Chemicals Co., Ltd. (“Shanghai Wan Su”)		PRC April 22, 2005	100%	100%	Manufacturing and sales of chemical compounds

Zhejiang Huajing Flurochemical and Technology Co., Ltd. (“Huajing Company”)	(i)	PRC January 25, 2006	60%	80%	Manufacturing and sales of chemical compounds

Quzhou Kangpeng Chemicals Co., Ltd. (“Quzhou Kangpeng”)	(ii)	PRC November 19, 2007	100%	100%	Manufacturing and sales of chemical compounds

Jiangsu Wei Er Chemicals Co., Ltd. (“Jiangsu Wei Er”)	(iv)	PRC March 6, 2003	—	80%	Manufacturing and sales of chemical compounds

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(1)    PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Principal activities (continued)

Notes:

(i)	Huajing Company was established in 2006. The Group contributed RMB12,000,000 for a 60% equity interest in Huajing Company and the noncontrolling shareholder contributed RMB8,000,000 for a 40% equity interest. In 2008, the Group acquired an additional 20% equity interest in Huajing Company from the noncontrolling shareholder for cash consideration of RMB8,000,000. See Note 19(b).
(ii)	Quzhou Kangpeng was established in 2007. The Group contributed RMB15,000,000 for a 100% equity interest in Quzhou Kangpeng.
(iii)	The entire equity interest in Shanghai ChemSpec Trading was disposed of in 2007. See Note 19(d).
(iv)	In February 2008, the Group completed its acquisition of an 80% equity interest in Jiangsu Wei Er from independent third parties. See Note 19(a).

Organization

The Company was incorporated in the Cayman Islands on May 30, 2006 to facilitate investments by foreign financial investors and as part of the reorganization conducted in 2006 as described below (the “Reorganization”).

In February 2006, Stanley Space was incorporated in the British Virgin Islands. Stanley Space was 95.55% owned by Wise Lion Limited (“Wise Lion”) (a company beneficially owned by the Yang Family) and 4.45% owned by Solar Stone (a company beneficially owned by the key management personnel).

In April 2006, Wisecon was incorporated in Hong Kong. As part of the Reorganization, the Yang Family transferred their equity interests in Shanghai Qi Yue and Shanghai Wan Su to Shanghai ChemSpec for RMB37,876,000. Subsequently, the Yang Family transferred their 100% equity interests in Shanghai ChemSpec and Taixing ChemSpec and the remaining equity interest in Shanghai Wan Su to Wisecon for RMB40,000,000, RMB5,000,000 and RMB17,000,000, respectively.

In April 2006, Stanley Space acquired the entire equity interest of Wisecon at a consideration of HK$1.

In August 2006, the Company issued 1,800,000,000 ordinary shares at par value of HK$0.01 per share to the then shareholders of Stanley Space in exchange for the entire equity interest that these shareholders held in Stanley Space, and the Company became the holding company of the Group’s operating subsidiaries.

Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Since the controlling shareholder of the companies now comprising the Group prior to the Reorganization remained the controlling shareholder of the Company after consummation of the Reorganization, the Reorganization is considered to be a transfer of equity interests between entities under common control and has been accounted for in a manner similar to a pooling of interests.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(1)    PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Basis of presentation (continued)

Consequently, the financial statements of Shanghai ChemSpec, Shanghai ChemSpec Trading, Taixing ChemSpec, Shanghai Qi Yue, Shanghai Wan Su and Huajing Company were initially consolidated at the acquisition date using their historical U.S. GAAP carrying values. Also, the accompanying consolidated financial statements present the financial condition and the results of operations of Shanghai ChemSpec, Shanghai ChemSpec Trading, Taixing ChemSpec, Shanghai Qi Yue and Shanghai Wan Su as if they were acquired at the beginning of the earliest period presented, or since the dates of their incorporation for Huajing Company. The cash payment of RMB99,876,000 to the Yang Family, who were the former shareholders of the operating subsidiaries and also the members of the control group, in connection with the Reorganization has been recorded as distributions to shareholders. Furthermore, the consolidated financial statements recognize the Reorganization and acquisition retroactively, as if the Company was created and the acquisition occurred as of the beginning of the earliest period presented. In addition, the equity interests in the subsidiaries not owned by the control group are accounted for as noncontrolling interests based on existing carrying amounts because the noncontrolling interests do not change and in substance the only assets of the combined entities after the Reorganization are those of the partially owned subsidiaries prior to the Reorganization.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

(b) Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include collectibility of trade and other receivables, realization of inventories and deferred income tax assets, the determination useful lives and residual values of property, plant and equipment, and the determination of fair values of financial instruments, including share-based compensation awards, and assets and liabilities acquired in purchase business combinations and income tax uncertainties. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c) Foreign currency transactions and translation

The Group’s reporting currency is the RMB. The functional currency of the Company’s subsidiaries located in the PRC is the RMB as the PRC is the primary economic environment in which these entities operate. Transactions at these subsidiaries that are denominated in currencies other than the RMB are translated into RMB at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at each balance sheet date. The resulting exchange differences are recorded in other income and expenses in the consolidated statements of income.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Foreign currency transactions and translation (continued)

The functional currency of the Company and its subsidiaries located outside of the PRC is the U.S. dollar. Assets and liabilities of the Company and subsidiaries located outside of the PRC are translated into RMB using the exchange rates at each balance sheet date. Revenue and expenses are translated into RMB at average rates prevailing during the reporting period. The gains and losses, net of tax, resulting from translation into RMB are reported as a separate component of accumulated other comprehensive income within equity.

For the USD convenience translation amounts included in the financial statements as of and for the year ended December 31, 2008, the RMB amounts were translated into U.S. dollars at the rate of USD$1.00 = RMB6.8329, representing the noon buying rate in The City of New York for cable transfers of RMB on March 31, 2009, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2009 or at any other date.

(d) Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, an accrual for a loss contingency is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(e) Cash

Cash consists of cash on hand and cash at banks.

(f) Pledged bank deposits

Pledged bank deposits represent amounts held by banks in the PRC, which are not available for Group’s use, as security for issuance for bills payable. Upon maturity of the bills payable which is generally within 6 months, the cash becomes available for use by the Group.

(g) Accounts receivable

Accounts receivable primarily represent amounts due from customers, that are recorded at the invoiced amount and do not bear interest. Management reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectibility of the balance. In evaluating the collectibility of an account receivable balance, management considers various factors, including, the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Cost of work-in-progress and finished goods is comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity.

(i) Property, plant and equipment, net

Property, plant and equipment are stated at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated salvage value. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives. When items are retired or otherwise disposed of, loss or income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Estimated useful lives
Buildings	20 years
Plant and machinery	5–10 years
Office equipment	3–5 years
Motor vehicles	5 years
Leasehold improvements	5 years

Costs incurred during the construction and installation of the assets are initially capitalized as construction in progress and transferred into property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences. The capitalized costs include an allocation of interest cost incurred.

(j) Land use rights

Land use rights represent the cost of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the term of the land use right.

(k) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is not amortized, but is instead evaluated for impairment at least annually. The goodwill impairment test is a two-step process. Under the first step, the estimated fair value of the reporting unit, which in this case is the Group as a whole, is compared with its carrying value (including goodwill). Management has determined the fair value of the Group using the discounted cash flow method. If the estimated fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists and management must then perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Goodwill (continued)

The Company performs its annual impairment review of goodwill at December 31, or when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the year ended December 31, 2008.

(l) Impairment of long-lived assets

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended December 31, 2006, 2007 and 2008.

(m) Bills payable

Bills payable relate to product financing arrangements that normally do not exceed six months. Bills payables are initially recognized at fair value and subsequently stated at amortized cost, using the effective interest method, unless the effect of discounting would be immaterial, in which case they are stated at cost. The bills payable are recognized when the banks accept the draft and the Group is liable to pay the banks. The bills payable are derecognized when the Group pays the banks and is relieved of its obligation for the liability.

(n) Revenue recognition

The Group sells specialty chemicals directly to end users that incorporate them into their products, and to trading companies that then sell the speciality chemicals to end users. Sales represent the invoiced value of products sold, net of value added taxes (“VAT”). The Group recognizes revenue from the sales of chemical compounds when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectability is reasonably assured. For sales to end users outside the PRC, delivery occurs when the products pass the ship rail at port of shipment. For sales to end users in the PRC, delivery occurs upon receipt of products by the customers. For sales to trading companies, delivery occurs upon receipt of products by the customers at the customers’ warehouse or designated destination.

In the PRC, VAT of 17% on invoice amount is collected, in respect of the sales of goods to customers in the PRC, on behalf of tax authorities. VAT collected from customers in the PRC, net of VAT paid, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities. No VAT is collected in respect of the sales of goods to customers outside the PRC, while a certain percent of VAT paid is recorded as a receivable (see Note 5) in the consolidated balance sheets until it is recovered from the tax authorities. The non-refundable portion of VAT paid is recognized as a part of cost of sales when the corresponding sales are recognized.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Government grants

Government grants are recognized in the consolidated balance sheets initially as deferred income when received and recognized as income when all the conditions for receipt have been met. Grants that reimburse the Group for expenses incurred are recognized as income on a systematic basis in the same periods in which the expenses are incurred. Grants that reimburse the Group for the cost of an asset are recognized as income on a straight-line basis over the useful life of the assets. Government grants are reported as a reduction of costs and expenses in the consolidated statement of income.

Government grants of RMB4,139,000, RMB1,448,000 and RMB50,000 (US$7,000) for the years ended December 31, 2006, 2007 and 2008 were received from a local government authority for research and development expenditures.

In 2008, the Group also received government grants of RMB5,565,000 (US$814,000), which will be recognized as income when certain research and development projects are completed. As of December 31, 2008, the amount received was recorded as deferred income.

(p) Shipping and handling costs

Costs to ship products to customers are included in selling expenses in the consolidated statements of income. Cost to ship products to customers were RMB6,763,000, RMB10,128,000 and RMB8,274,000 (US$1,211,000) for the years ended December 31, 2006, 2007 and 2008, respectively.

(q) Advertising costs

Advertising costs are charged to expense in the period incurred and are included in selling expenses in the consolidated statements of income. The Group incurred advertising expenses totaling RMB11,000, RMB17,000 and RMB64,000 (US$9,000) for the years ended December 31, 2006, 2007 and 2008, respectively.

(r) Research and development costs

Research and development costs are expensed as incurred.

(s) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in the statements of income in the period that the change in tax rates or tax laws is enacted.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Income taxes (continued)

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Group’s consolidated financial statements.

(t) Share-based compensation

The Group accounts for share-based compensation in accordance with SFAS No. 123 (revised 2004), Share-based Payment (“SFAS No. 123R”). SFAS No. 123R requires that all share-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. Management measures the cost of employee services received in exchange for an award of equity instrument based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The estimate of the fair value of the equity award granted is determined based on consideration of both comparable valuation and discounted cash flow methods, taking into account the terms and conditions upon which the equity instrument was granted. In addition, the Compensation Committee determines in its sole discretion that the grantee has met all employee performance criteria appropriately to merit the vesting of each tranche.

(u) Employee benefit plans

Pursuant to PRC regulations, the Group’s PRC subsidiaries are required to participate in various defined contribution plans organized by municipal and provincial governments for their employees. These entities are required to make contributions for each employee to these plans at rates ranging from 32% to 44% on a standard salary base determined by the local Social Security Bureau. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group’s PRC subsidiaries have no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above. Employee benefits associated with these plans are expensed monthly as the related service is provided. The total amount of such contributions for the years ended December 31, 2006, 2007 and 2008 were RMB1,601,000, RMB3,183,000 and RMB7,003,000 (US$1,025,000) respectively.

(v) Earnings per share attributable to Chemspec International Limited shareholder

Basic earnings per share attributable to Chemspec International Limited shareholders is computed by dividing net income attributable to Chemspec International Limited shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share attributable to Chemspec International Limited shareholders is calculated by dividing net income attributable to Chemspec International Limited shareholders by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Earnings per share attributable to Chemspec International Limited shareholder (continued)

equivalents as of December 31, 2008 consist of ordinary shares issuable upon exercise of employee share options, and the Group did not have any ordinary share equivalents for the years ended December 31, 2006 and 2007. Potential dilutive securities are not included in the calculation of diluted earnings per share if the impact is anti-dilutive.

(w) Segment reporting

The Group has no operating segments, as that term is defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. Geographic revenue information is presented in Note 17.

(x) Capitalized interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year. A reconciliation of total interest cost to “Interest expense” as reported in the consolidated statements of income for years ended December 31, 2006, 2007 and 2008, is as follows:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Interest cost capitalized	—	2,096	2,244	328
Interest cost charged to income	591	674	2,200	322

Total interest expense	591	2,770	4,444	650

(y) Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation for the year ended December 31, 2008.

(z) Fair value measurements

On January 1, 2008, the Group adopted the provisions SFAS No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 21). The initial adoption of SFAS No. 157 had no impact on the Group’s financial position and results of operations.

FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157, delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Group has not applied the provisions of SFAS No. 157 to intangible assets acquired in business combinations during 2008 (Note 19). Additionally, the provisions of SFAS

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Fair value measurements (continued)

No. 157 were not applied to fair value measurement of the Group’s reporting unit (Step 1 of goodwill impairment tests performed under SFAS No. 142, Goodwill and Other Intangible Assets). On January 1, 2009, the Group will be required to apply the provisions of SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management does not expect the initial impact of adopting FSP FAS 157-2 will have a material impact on the Group’s consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Management has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

(aa) Fair value option

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities effective for the Group’s 2008 fiscal year gives the Group the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. Management has elected not to adopt this standard.

(bb) Recently issued accounting pronouncements

FASB Staff Position 140-3

In February 2008, the FASB issued FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions. The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. Management is currently evaluating the provisions of this standard, but does not expect initial adoption to have a material impact on the Group’s financial position and results of operations.

SFAS No. 141R (revised 2007)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R). SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value”. The Statement is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations occurring after the effective date.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb) Recently issued accounting pronouncements (continued)

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (SFAS No. 160). SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The Statement is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. In connection with the preparation and issuance of the Group’s unaudited interim financial statements for the three-month period ended March 31, 2009, which are included elsewhere in the registration statement, the Group adopted SFAS No. 160 on January 1, 2009. In accordance with the retrospective application provisions of SFAS No. 160, the Group’s consolidated financial statements as of December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008 have been revised to present noncontrolling interests as a component of equity. Management believes these reclassification and presentation adjustments were immaterial to the Group’s consolidated financial statements.

(3)     ACCOUNTS RECEIVABLE, NET

Accounts receivable are summarized as follows:

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Accounts receivable	87,472	143,017	20,931
Less: Allowance for doubtful accounts	(723)	(482)	(71)

Accounts receivable, net	86,749	142,535	20,860

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Balance at the beginning of year	(287)	(455)	(723)	(106)
Additions charged to expense	(383)	(268)	(83)	(12)
Write-offs charged against the allowance	215	—	—	—
Reversals credited to income	—	—	324	47

Balance at the end of year	(455)	(723)	(482)	(71)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of its business. Credit terms are normally ranging from 30 to 90 days from the date of billing.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(4)     INVENTORIES

Inventories consist of the following:

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Raw materials	42,454	52,878	7,739
Work in progress	34,664	70,931	10,381
Finished goods	33,999	73,933	10,820

	111,117	197,742	28,940

As of December 31, 2008, the Group had RMB nil (2007: RMB2,673,000) of finished goods consigned to third parties.

(5)    PREPAYMENT AND OTHER RECEIVABLES

Prepayment and other receivables consist of the following:

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Prepayments to suppliers
—Third parties	3,121	3,176	465
—Related party (Note 18(a))	17,032	—	—
Rental income receivable
—Related party (Note 18(a))	—	842	123
VAT recoverable	8,436	8,439	1,235
Proceeds receivable from sale of a subsidiary (Note 19(d))	3,420	—	—
Others	3,128	4,408	645

	35,137	16,865	2,468

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(6)    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Buildings	85,825	127,616	18,677
Plant and machinery	105,765	223,462	32,703
Office equipment	2,335	3,517	515
Motor vehicles	5,599	7,570	1,108
Leasehold improvements	1,355	1,215	178
Construction in progress	34,757	65,396	9,571

Total property, plant and equipment	235,636	428,776	62,752
Less: Accumulated depreciation and amortization	(18,812)	(43,250)	(6,330)

Total property, plant and equipment, net	216,824	385,526	56,422

As of December 31, 2008, certain buildings with an aggregate carrying value of 71,433,000 (US$10,454,000) and 3,875,000 (US$567,000) were pledged as collateral for bank loans and accounts payable to a supplier, respectively (certain buildings with an aggregate carrying value of RMB31,622,000 were pledged as collateral for bank loans as of December 31, 2007).

Depreciation and amortization expense on property, plant and equipment was recorded as follows:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	1,242	3,939	16,566	2,425
Research and development expenses	1,648	2,332	3,248	475
Selling expenses	—	—	37	5
General and administrative expenses	1,464	2,728	3,688	540
Other operating expenses	—	—	570	83

Total depreciation and amortization expense	4,354	8,999	24,109	3,528

(7)    LAND USE RIGHTS

Land use rights represent cost of the land use rights in respect of land located in the PRC. The Group acquired the land use rights for cash consideration of RMB1,022,000 and RMB17,517,000 (US$2,564,000) for the years ended December 31, 2007 and 2008, respectively, to expand the Group’s existing manufacturing facilities. For the years ended December 31, 2006, 2007 and 2008, land use rights charged to the statements of income amounted to RMB300,000, RMB702,000 and RMB968,000 (US$142,000), respectively.

As of December 31, 2008, certain land use rights with an aggregate carrying value of RMB30,622,000 (US$4,482,000) and RMB888,000 (US$130,000) were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively (certain land use rights with an aggregate carrying value of RMB12,999,000 were pledged as collateral for bank borrowings as of December 31, 2007).

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(8)    INCOME TAX

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to income tax.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax.

Hong Kong

No current income tax provision has been made for Hong Kong Profits Tax as the Group did not have assessable profits subject to Hong Kong Profits Tax during the years ended December 31, 2006, 2007 and 2008.

PRC

Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, the rate may vary depending on the location of tax registration and operations in the PRC, as well as qualification for certain tax classifications and holidays. Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su were converted from domestic enterprises to foreign invested enterprises (“FIEs”), which would be subject to 27% tax rate, beginning in August 2006, October 2006 and September 2006, respectively. However, a production-oriented FIE would be entitled to a 2-year full exemption followed by a 3-year 50% exemption tax holiday (“tax holiday”). Taixing ChemSpec and Shanghai Wan Su qualified as production-oriented FIEs and were entitled to the tax holiday benefit beginning in 2007. As of December 31, 2007, there was an uncertainty regarding Shanghai ChemSpec’s qualification as a production-oriented FIE. In addition, Shanghai Qi Yue, being registered in the Pudong New Area, Shanghai, was subject to a reduced income tax rate of 15%.

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax law (“new EIT law”), which unified the income tax rate to 25% for all companies. The new EIT law was effective as of January 1, 2008. The new EIT law provides a 5-year transition period from its effective date for those companies which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations, as well as grandfathering tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Based on the above, and with certain exceptions to the general rules, the Group’s PRC subsidiaries were subject to the following tax rates:

(i)	From January to July 2006, Shanghai ChemSpec, a domestic enterprise which qualified as an “advanced technology enterprise”, was entitled to a preferential income tax rate of 15%. After converted into a FIE in August 2006, Shanghai ChemSpec was subject to income tax at 27% and its tax returns were filed using this tax rate without any tax holiday benefit beginning in August 2006. Upon the receipt of the notification issued by the local tax bureau of Shanghai Putuo district in July 2008, Shanghai ChemSpec was entitled to a tax holiday retroactively from August 1, 2006 to December 31, 2010. As a result, Shanghai ChemSpec was subject to income tax at 15%, 0%, 0% and 12.5% for January to July 2006, August to December 2006, 2007 and 2008, respectively;

(ii)	From January to September 2006, Taixing ChemSpec was subject to income tax at 33%. After converted into a FIE in October 2006, Taixing ChemSpec was subject to income tax at 27%. Taixing ChemSpec commenced its tax holiday in 2007 and was therefore exempt from income tax for 2007 and 2008;

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(8)    INCOME TAX (CONTINUED)

PRC (continued)

(iii)	Shanghai Qi Yue was subject to income tax at 15%, 15% and 18% for 2006, 2007 and 2008, respectively;

(iv)	Shanghai ChemSpec Trading was subject to income tax on a deemed profit basis, as approved by the local tax authorities. The deemed profits taxes were based on 0.5% and 2.31% of the total sales for 2006 and 2007, respectively. In 2007, the Group sold its 100% equity interest in Shanghai ChemSpec Trading to a third party. (Note 19(d));

(v)	From January to August 2006, Shanghai Wan Su was considered as a domestic enterprise and subject to income tax on a deemed profit basis, as approved by the local tax authorities. The deemed profits tax was based on 0.5% of the total sales. After converted into a FIE in September 2006, Shanghai Wan Su was subject to income tax at 27%. Shanghai Wan Su commenced its tax holiday in 2007 and was therefore exempt from income tax for 2007 and 2008.

The new EIT law also imposes a withholding tax at 10%, unless reduced by a tax treaty, for dividend distributions out of earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, or China-HK Tax Treaty, Hong Kong tax residents which hold 25% or more of a PRC enterprise are entitled to a reduced withholding rate of 5%. Accordingly, dividends paid by the Group’s subsidiaries in the PRC out of earnings generated beginning on January 1, 2008 to their intermediate holding company, Wisecon, a Hong Kong tax resident, will be subject to a withholding tax of 5%. Undistributed earnings as of December 31, 2007 by Shanghai ChemSpec, Taixing ChemSpec, and Shanghai Wan Su to Wisecon is exempt from the withholding income tax.

The income tax expense (benefit) attributable to income from operations, which is all derived from PRC sources, consists of:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax expense (benefit)	43,787	37,482	(47,954)	(7,018)
Deferred income tax expense (benefit)	115	(39)	16,039	2,347

	43,902	37,443	(31,915)	(4,671)

Earnings (losses) before income taxes of the Group consist of the following:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
PRC operations	280,685	272,340	304,239	44,526
Non-PRC operations	(756)	(725)	(18,249)	(2,671)

Total	279,929	271,615	285,990	41,855

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(8)    INCOME TAX (CONTINUED)

PRC (continued)

The actual income tax expense (benefit) differed from the amounts computed by applying the statutory PRC income tax rate of 25% (2006 and 2007: 33%) to earnings before income taxes as a result of the following:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Computed income tax expense	92,377	89,633	71,498	10,464
Increase (decrease) in income taxes resulting from:
Tax rate differential on PRC operations	(49,183)	(16,107)	(476)	(70)
Tax rate differential on Non-PRC operations	117	112	4,514	661
Effect of change in enacted tax rate	—	85	—	—
Non-deductible expenses
Employee costs in excess of allowable limits	97	71	—	—
Donation	823	1	—	—
Entertainment expenses	—	—	175	26
Penalty	—	—	8	1
Others	606	(528)	255	37
Additional deductible items—R&D expense	—	—	(1,051)	(154)
Non-taxable income	(935)	(529)	—	—
Dividend withholding taxes on undistributed earnings of subsidiaries	—	—	13,851	2,027
Reinvestment tax refund (i)	—	—	(16,274)	(2,382)
Income tax refund (ii)	—	—	(42,493)	(6,219)
Tax holiday	—	(35,295)	(61,922)	(9,062)

Actual income tax expense (benefit)	43,902	37,443	(31,915)	(4,671)

(i)	Amount of RMB16,274,000 represents income tax refund received by Wisecon for making additional capital contribution to Shanghai ChemSpec in 2007. The tax refund is reported as a reduction of income tax expense in the consolidated statements of income and is recognized in the period when Wisecon received the approval from the state tax bureau of Shanghai Putuo District since government approval is required under the relevant PRC tax laws before an entity is entitled to the tax benefit.
(ii)	Amount of RMB42,493,000 represents income tax refund received by Shanghai ChemSpec for the income tax paid for the period from August 1, 2006 to December 31, 2007. In 2007, Shanghai ChemSpec filed the application for the tax holiday, which was rejected by the tax bureau. Therefore, management believed that it was more likely than not that it would not be entitled to the tax holiday benefit, and Shanghai ChemSpec did not claim such benefit in its tax returns as well as in its financial statements until the formal approval from the tax bureau is obtained. In July 2008, the local tax bureau of Shanghai Putuo district notified Shanghai ChemSpec that it is entitled to an exemption from income tax retroactively for the period from August 1, 2006 to December 31, 2007 and a 50% reduction in the income tax in the subsequent three years. The tax refund was recorded as a reduction of income tax expense in the consolidated statements of income.

Without the tax holiday, the Group’s basic and diluted earnings per share for the years ended December 31, 2008 and 2007 would have been reduced by RMB0.06 (US$0.01) and RMB0.02, respectively.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(8)    INCOME TAX (CONTINUED)

PRC (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Deferred income tax assets:
Allowance for doubtful accounts	37	—	—
Pre-operating expenses	41	345	50
Tax loss carryforwards	198	—	—
Property, plant and equipment	186	360	53
Land use rights	250	—	—

Total gross deferred income tax assets	712	705	103

Deferred income tax liabilities:
Capitalized interest expense	—	(1,000)	(146)
Dividend withholding taxes for undistributed earnings of subsidiaries	—	(13,851)	(2,027)

Total gross deferred income tax liabilities	—	(14,851)	(2,173)

Net deferred income tax assets (liabilities)	712	(14,146)	(2,070)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carryforwards are utilized. Management considers the projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible and tax loss carryforwards are utilized, no valuation allowance has been provided as of December 31, 2007 and 2008, as management believes that the realization of the Group’s deferred income tax assets is more likely than not. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The Group adopted the provisions of FIN 48 effective January 1, 2007, management has made its assessment for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 did not have any impact on the Group’s total liabilities and equity. As of January 1, 2007 and for the years ended December 31, 2007 and 2008, the Group did not have any unrecognized tax benefits. The Group does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months. No interest or penalties related to unrecognized tax benefits have been accrued as of January 1, 2007 and for the years ended December 31, 2007 and 2008.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(8)    INCOME TAX (CONTINUED)

PRC (continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 (US$15,000). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC are open to examination by the PRC state and local tax authorities for the tax years beginning in 2003.

(9)    BANK BORROWINGS

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Short-term secured bank borrowings	40,000	60,000	8,781

As of December 31, 2008, short-term bank borrowings of RMB20,000,000 (US$2,927,000) of Shanghai Wan Su were secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB42,851,000 (US$6,271,000), and short-term bank borrowings of RMB40,000,000 (US$5,854,000) of Shanghai ChemSpec were secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB59,203,000 (US$8,664,000).

The secured bank borrowings as of December 31, 2008 bore a weighted average interest rate at 7.719% (2007: 7.066%) per annum. Interest is payable on a monthly basis on the 20th day of each month in 2008 (2007: 20th day of each quarter end). All short-term bank borrowings mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. The Group has traditionally negotiated the renewal of certain facilities shortly before they mature. However, no assurance can be made that the Group will be able to continue successfully re-negotiating the renewal of these facilities in the future.

(10)    BILLS PAYABLE

Bills payable as of December 31, 2008 were secured by fixed deposits of RMB21,536,000 (US$3,152,000) and draw down of the Group’s credit facility of RMB6,026,000 (US$882,000) (2007: secured by fixed deposits of RMB3,949,000 and draw down of the Group’s credit facility of RMB4,458,000).

The credit facility as of December 31, 2008 bore an interest rate at 0.1% (2007: 0.1%) per annum. Interest accrues upon draw down of the bills payable, and all bills payable mature six months after the date of draw down. The credit facility contains no specific renewal terms or any requirement for the maintenance of financial covenants.

The Group has a total credit facility of RMB40,000,000 (US$5,854,000) for bills payable and the unused credit facility amounted to RMB33,974,000 (US$4,972,000) as of December 31, 2008.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(11)    ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Payable for purchase of property, plant and equipment	18,982	35,097	5,136
VAT and other taxes payables	7,281	8,848	1,295
Accrued payroll	—	3,479	509
Receipts in advance	239	2,832	414
Accrued utility expense	—	1,464	214
Others	2,422	3,994	586

	28,924	55,714	8,154

(12)    ORDINARY SHARES

The Company was incorporated on May 30, 2006 with an authorized share capital of HK$380,000 consisting of 38,000,000 shares at a par value of HK$0.01 each. On August 24, 2006, the authorized share capital was increased from HK$380,000 to HK$200,000,000 by the authorization of an additional of 19,962,000,000 shares at a par value of HK$0.01 each.

On August 24, 2006, the Company issued 1,719,900,000 and 80,100,000 shares to Wise Lion and Solar Stone, respectively, in exchange for a 100% equity ownership interest in Stanley Space, which is an intermediate investment holding company of the Group’s subsidiaries. The transaction was accounted for as an exchange of equity interests between entities under common control as described in Note 1.

(13)    STATUTORY RESERVES

Statutory surplus reserve

Under the PRC rules and regulations, the Company’s subsidiaries incorporated in the PRC are required to transfer 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve annually until the reserve balance reaches 50% of the subsidiaries’ registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing share holdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance of the statutory surplus reserve after such issue is not less than 25% of the registered capital.

Statutory public welfare fund

Through December 2005, the Group’s PRC subsidiaries were required to transfer 5% to 10% of the net profit as reported in their PRC statutory financial statements, to a statutory public welfare fund. This fund can only be utilized on capital items for the collective benefit of the employees such as the construction of dormitories, canteen and other staff welfare facilities. The statutory surplus reserve is not available for distribution to shareholders (except in liquidation).

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(13)    STATUTORY RESERVES (CONTINUED)

Statutory public welfare fund (continued)

Effective from January 1, 2006 following the change of the Company Law of PRC, the Group’s PRC subsidiaries are no longer required to transfer to the statutory public welfare fund and the balances of the fund carried over from 2005 were transferred to statutory surplus reserve.

For the year ended December 31, 2006, 2007 and 2008, the Group’s PRC subsidiaries made appropriations to statutory reserves totaling RMB14,795,000, RMB11,891,000 and RMB1,530,000 (US$224,000) respectively.

(14)    COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group has entered into operating lease agreements principally for its office premises and certain equipment in the PRC. None of the leases includes contingent rentals. Future minimum lease payments under non-cancellable operating leases as of December 31, 2008 are as follows:

As of December 31, 2008
RMB’000
Within 1 year	187

The Group’s rental expense under operating leases amounted to RMB827,000, RMB707,000 and RMB1,254,000 (US$184,000) for the years ended December 31, 2006, 2007 and 2008, respectively.

(b) Capital commitments

As of December 31, 2008, capital commitments outstanding for the purchase of property, plant and equipment approximated RMB61,157,000 (US$8,950,000).

(c) Other

On December 16, 2008, Shanghai ChemSpec and Quzhou Kangpeng signed a contract with Central Glass Company Limited to establish a sino-foreign equity joint venture named Central Glass Chemspec Company Limited, (“Central Glass Chemspec”). Shanghai ChemSpec and Quzhou Kangpeng, as the noncontrolling shareholders, will contribute US$1,400,000 (approximately RMB9,566,000) and US$ 600,000 (approximately RMB4,100,000) for a 28% equity interest and a 12% equity interest, respectively, in Central Glass Chemspec. At the present time, approval from the local government has not been obtained.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(15)    EARNINGS PER SHARE ATTRIBUTABLE TO CHEMSPEC INTERNATIONAL LIMITED SHAREHOLDERS

The computation of basic and diluted earnings per share attributable to Chemspec International Limited shareholders is as follows:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Numerator used in computing basic and diluted earnings per share attributable to Chemspec International Limited shareholders	236,546	234,040	313,775	45,921

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share attributable to Chemspec International Limited shareholders	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000

Plus incremental weighted average number of ordinary shares from assumed conversion of share options using the treasury stock method	—	—	2,742,035	2,742,035

Weighted average number of ordinary shares outstanding used in computing diluted earnings per share attributable to Chemspec International Limited shareholders	1,800,000,000	1,800,000,000	1,802,742,035	1,802,742,035

Basic earnings per share attributable to Chemspec International Limited shareholders	RMB0.13	RMB0.13	RMB0.17	US$0.02

Diluted earnings per share attributable to Chemspec International Limited shareholders	RMB0.13	RMB0.13	RMB0.17	US$0.02

During the year ended December 31, 2008, the Group’s dilutive potential ordinary shares outstanding consist of employee share options. In computing diluted earnings per share attributable to Chemspec International Limited shareholders for the year ended December 31, 2008, the dilutive effect of outstanding share options was computed by applying the treasury stock method based on the difference between the ordinary shares assumed to be issued upon the exercise of the share options and the number of shares assumed to be purchased at the average estimated fair value during the period.

(16)    SHARE-BASED COMPENSATION

Share options

On January 1, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (the “Plan”) to provide additional incentives to the Company’s employees. The Plan provides for the grant of options, restricted shares,

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(16)    SHARE-BASED COMPENSATION (CONTINUED)

Share options (continued)

and restricted share units. The Plan authorizes grants to purchase up to 180,000,000 ordinary shares. Stock options granted become exercisable over four years. The Company is expected to issue new shares to satisfy share option exercises.

Under the Plan, the Company granted 13,555,000 Unconditional Share Options Awards and 13,555,000 Conditional Share Options Awards on January 1, 2008 and 22,700,000 Unconditional Share Options Awards and 900,000 Conditional Share Options Awards on June 30, 2008, respectively, to several of its executives and employees.

Unconditional Share Options Awards

The Unconditional Share Options Awards were granted at an exercise price of RMB0.55, vest over four years of continuous service, with 25% of the options to be vested on each of the first, second, third and fourth anniversaries of the grant date, and expire in 10 years. The share options provide for accelerated vesting if there is a change in control (as defined in the Plan). Compensation cost is recognized on a graded vesting schedule for each tranche.

The fair value of each option award is estimated on the date of grant using a lattice option-pricing model based on the assumptions in the following table:

For the year ended December 31, 2008
Expected volatility	35.50%~35.75%
Expected dividend yield	1.7%
Risk-free interest rate	4.02%~4.14%
Expected term	10 years
Estimated fair value of underlying ordinary shares	RMB1.70~RMB1.77

Because the Company does not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry. The Company uses historical data to estimate employee termination within the valuation model.

The estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on a contemporaneous valuation conducted by an unrelated and independent valuation firm, supplemented by the Company’s estimate of Enterprise Value (“EV”).

The Company’s EV was estimated using the discounted cash flows analysis (“income approach”). For the income approach, the Company’s terminal value projected cash flows that are based on five-year financial projections which were discounted to the respective valuation dates of January 1, 2008 and June 30, 2008 by weighted average cost of capital (“WACC”) of 15.10% and 15.44%, respectively. The WACC used was the combined result of the changes in risk-free rate and industry average beta and company specific risks.

Then, the estimated EV of the Company from the above calculation was adjusted for a lack-of-marketability discount rate of 15% and 12% for the valuation date of January 1, 2008 and June 30, 2008 to reflect the fact that the Company was a private company. Such discounted EV was then allocated to the Company’s ordinary shares.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(16)    SHARE-BASED COMPENSATION (CONTINUED)

Unconditional Share Options Awards (continued)

No share options were granted during the years ended December 31, 2006 and 2007. A summary of share option activity during the year ended December 31, 2008 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Granted	36,255,000	RMB0.55
Exercised	—	—
Forfeited or expired	(632,500)	RMB0.55

Outstanding as of December 31, 2008	35,622,500	RMB0.55	9.32 years	39,704,000

Fully vested as of December 31, 2008	—	—	—	—

Exercisable as of December 31, 2008	—	—	—	—

The weighted-average grant-date fair value of Unconditional Share Options Awards granted during the year ended December 31, 2008 was RMB1.24 per share option. During the year ended December 31, 2008, no options were exercised or exercisable.

Share-based compensation under the Unconditional Share Option Awards was recorded as follows:

	Year ended December 31
	2008	2008
	RMB’000	US$’000
General and administrative expenses	10,806	1,582
Selling expenses	935	137
Research and development expenses	3,753	549

	15,494	2,268

As of December 31, 2008, there was RMB28,536,000 total unrecognized compensation cost related to non-vested share options under the Unconditional Share Options Awards. This cost is expected to be recognized over the next four years.

Conditional Share Options Awards

The Conditional Share Options Awards were granted at an exercise price equal to 88% of the fair market value of the Company’s shares on the respective vesting date, vest over four years of continuous service with 25% of the options to be vested on each of the first, second, third and fourth anniversaries of the grant date and expire in 10 years. The vesting of share options under Conditional Share Options Awards is contingent upon the Group meeting revenue growth of at least 20% in the most recent fiscal year prior to each vesting date and the

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(16)    SHARE-BASED COMPENSATION (CONTINUED)

Conditional Share Options Awards (continued)

Group achieving a compounded annual growth rate in total revenues of at least 20% from the fiscal year 2007 through the most recent fiscal year prior to each vesting date. In addition, the Compensation Committee determines on its sole discretion that the grantee has met all employee performance criteria appropriate to merit the vesting of each tranche.

The fair value of each share option granted under the Conditional Share Options Awards was estimated on the date of grant using the same option pricing model used for share options granted under the Unconditional Share Options Awards and assumes the performance goals will be achieved. If such goals are not met, no compensation cost is recognized. The inputs used in estimating the fair value of share options granted under the Conditional Share Options Awards are the same as those noted in the table related to share options issued under the Unconditional Share Options Awards for expected volatility, expected dividends, and risk-free interest rate. The expected term for share options granted under the Conditional Share Options Awards was adjusted by an early exercise factor based on management’s estimates.

As the employees are required to provide the service to earn the award, but there has not been a mutual understanding of the terms of the award as to the exercise price until each vesting date of each tranche, the service inception date precedes the grant date. The fair value of the share option issued under Conditional Share Options Awards is remeasured at each reporting date using a lattice option-pricing model until the grant date occurs.

No share options were granted during the years ended December 31, 2006 and 2007. A summary of share option activity during year ended December 31, 2008 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Granted	14,455,000	RMB1.50
Exercised	—	—
Forfeited or expired	(802,500)	—

Outstanding as of December 31, 2008	13,652,500	RMB1.50	9.03 years	2,243,000

Fully vested as of December 31, 2008	—	—	—	—

Exercisable as of December 31, 2008	—	—	—	—

The weighted-average fair value of Conditional Share Options Awards granted during the year ended December 31, 2008 was RMB0.73 per share option. During the year ended December 31, 2008, no options were exercised or exercisable.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(16)    SHARE-BASED COMPENSATION (CONTINUED)

Conditional Share Options Awards (continued)

Share-based compensation under the Conditional Share Options Awards was recorded as follows:

	Year ended December 31
	2008	2008
	RMB’000	US$’000
General and administrative expenses	1,404	206
Selling expenses	275	40
Research and development expenses	744	109

	2,423	355

As of December 31, 2008, there was RMB7,484,000 total unrecognized compensation cost related to non-vested share options under the Conditional Share Options Awards. This cost is expected to be recognized over the next four years.

(17)    SIGNIFICANT CONCENTRATIONS AND RISKS

The Group’s revenues are derived from the following:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$000
Commercialized projects	521,966	504,824	759,734	111,187
Pipeline projects	24,594	46,638	59,171	8,660
Sales of purchased goods	34,187	37,887	125,949	18,433

	580,747	589,349	944,854	138,280

Commercialized projects represent projects with sales of at least one metric ton per year of manufactured products while pipeline projects represent projects with sales of less than one metric ton per year of manufactured products. Sales of purchased goods represent sales of purchased chemicals to wholesalers or end users without any further processing of the chemicals.

Significant concentrations

The following summarizes the Group’s revenue, based on the geographic location of the customers:

	Year ended December 31
	2006		2007		2008
	RMB’000	% of sale	RMB’000	% of sales	RMB’000	% of sales	US$’000
PRC	277,277	48%	149,416	25%	485,747	51%	71,089
Germany	55,329	10%	55,518	9%	231,299	24%	33,851
Japan	172,968	30%	294,784	50%	165,962	18%	24,289
United Kingdom	59,491	10%	28,078	5%	4,964	1%	726
Others	15,682	2%	61,553	11%	56,882	6%	8,325

	580,747	100%	589,349	100%	944,854	100%	138,280

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(17)    SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

Significant concentrations (continued)

As a result of the Group deriving significant revenues from sales outside the PRC, the Group’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic or political conditions.

Management currently expects that the Group’s operating results will, for the foreseeable future, continue to depend on the sale of its compound chemical products to a relatively small number of customers. The Group’s business is affected by competition in the market for the products that many of the Group’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. These customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Group’s agreements with its key customers could have a material adverse effect on its business and results of operations.

Sales to the major customers, which individually exceeded 10% of the total net revenues, are as follows:

	Year ended December 31
	2006		2007		2008
	RMB’000	% of sales	RMB’000	% of sales	RMB’000	% of sales	US$’000
Customer A	147,098	25%	230,434	39%	114,878	12%	16,813
Customer B	245,330	43%	103,387	17%	319,317	34%	46,732
Customer C	59,491	10%	27,998	5%	1,346	0%	197
Customer F	18,009	3%	21,408	4%	166,258	18%	24,332

	469,928	81%	383,227	65%	601,799	64%	88,074

Accounts receivable due from the major customers, which individually exceeded 10% of the total accounts receivable balances, are as follows:

	As of December 31
	2007		2008
	RMB’000	% of accounts receivable	RMB’000	% of accounts receivable	US$’000
Customer A	23,889	27%	4,335	3%	634
Customer B	13,903	16%	36,944	26%	5,407
Customer D	11,368	13%	5,945	4%	870
Customer E	13,651	16%	13,151	9%	1,925
Customer F	7,884	9%	51,836	36%	7,586

	70,695	81%	112,211	78%	16,422

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(17)    SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

Business and economic risks

The Group operates in a dynamic industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; competition from other competitors; changes in certain strategic relationships or customers relationships; regulatory or other factors; the ability to obtain necessary financial and other resources at commercially viable terms; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the industry.

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, government agencies’ influence over certain aspects of the Group’s operations and competition in the industry.

In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation and changes in state policies may have a negative impact on the Group’s operating results and financial position.

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. As of December 31, 2008, the Group’s cash and pledged bank deposits amounting to RMB186,795,000 (US$27,338,000) and RMB14,822,000 (US$2,169,000) were held by major financial institutions located in the PRC and Hong Kong, respectively (2007: RMB59,732,000 and RMB1,146,000, respectively), which management believes are of high credit quality.

On July 21, 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of USD against RMB was adjusted to RMB8.11 per USD with effect from July 21, 2005, and the RMB has gradually appreciated against the USD since then.

Fluctuations in value of the RMB against the USD may affect the price competitiveness of the Group’s products versus competitors’ products from multinational companies.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(18)    RELATED PARTY TRANSACTIONS

Name of party	Relationship
Dr. Jianhua Yang, his wife Ms. Yuezhen Cha and his son Mr. Chongbo Yang (“the Yang Family”)	Ultimate shareholders

Dr. David Yunhung Tang	Ultimate shareholder (from August 24, 2006)

Mr. Xuhua Ren	Noncontrolling shareholder of Huajing Company

Mr. Wujun Yang, Mr. Yunlong Yuan, Mr. Weinian Qi and Ms. Yueping Cha	Management

Jiangsu Kangpeng Nong Hua Co., Limited (“Kangpeng Nong Hua”)	Ultimate shareholders’ company

Kang Qi Investment Company (“Kang Qi”)	Ultimate shareholders’ company

Zhang Jia Gang Zhong Gang Chemicals Company Ltd. (“Chemicals Company”)	Ultimate shareholders’ Company (through April 2006)

Wise Lion Limited (“Wise Lion”)	Immediate holding company

Shanghai Ambiopharm Inc. (“Shanghai Ambiopharm”)	Ultimate shareholders’ company

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(18)    RELATED PARTY TRANSACTIONS (CONTINUED)

The principal related party transactions during the years ended December 31, 2006, 2007 and 2008 were as follows:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Sales of goods to:
Ultimate shareholders’ company
—Chemicals Company	2,759	—	—	—
—Kangpeng Nong Hua	—	—	52,047	7,617

	2,759	—	52,047	7,617

Purchases of goods from:
Ultimate shareholders’ company
—Chemicals Company	2,993	—	—	—
—Kangpeng Nong Hua	20,439	9,191	44,251	6,476

	23,432	9,191	44,251	6,476

Processing fees paid to:
Ultimate shareholders’ company
—Chemicals Company	1,900	—	—	—

Non-interest bearing advances to:
Ultimate shareholders’ company
—Kangpeng Nong Hua (Note (i))	7,500	17,000	28,400	4,156
Ultimate shareholder
—Dr. Yunhong Tang	—	18	—	—
Noncontrolling shareholder of Huajing Company
—Mr. Xuhua Ren	80	—	—	—
Management
—Mr. Weinian Qi	—	1	—	—

	7,580	17,019	28,400	4,156

Non-interest bearing borrowings from:
Immediate holding company
—Wise Lion (Note (v))	77,465	—	—	—
Ultimate shareholders’ company
—Kangpeng Nong Hua (Note (ii))	—	—	14,400	2,108
Ultimate shareholders’ company
—Kang Qi (Note (iii))	—	—	6,000	878
Ultimate shareholders
—the Yang Family	3,204	50	—	—

	80,669	50	20,400	2,986

Jiangsu Wei Er’s non-interest bearing borrowings from:
Ultimate shareholders’ company
—Kangpeng Nong Hua (Note (vi))	—	—	49,347	7,222
Ultimate shareholders’ company
—Kang Qi (Note (vi))	—	—	5,000	732

	—	—	54,347	7,954

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(18)    RELATED PARTY TRANSACTIONS (CONTINUED)

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Lease income
Ultimate shareholders’ company
—Shanghai Ambiopharm (Note (vii))	—	—	913	134

	—	—	913	134

Lease expense
Ultimate shareholders’ company
—Shanghai Ambiopharm (Note (vii))	—	—	42	6

	—	—	42	6

Amounts due from and due to related parties as of December 31, 2007 and 2008 were as follows:

(a) Prepayment to supplier and other receivables

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Ultimate shareholders’ company
—Kangpeng Nong Hua (Note (iv))	17,032	—	—
Ultimate shareholders’ company
—Shanghai Ambiopharm (Note (vii))	—	842	123

	17,032	842	123

(b) Amounts due from related parties

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Non-interest bearing advances to:
Ultimate shareholders’ company
—Kangpeng Nong Hua (Note (i))	17,000	—	—
Noncontrolling shareholder of Huajing Company
—Mr. Xuhua Ren	80	—	—

	17,080	—	—

Total	17,080	—	—

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(18)    RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Amounts due to related parties

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Non-interest bearing borrowings from:
Ultimate shareholders
—the Yang Family	59	59	9
Immediate holding company
—Wise Lion (Note (v))	40,307	37,960	5,555

Total	40,366	38,019	5,564

Notes:

(i)	The Group made RMB7,500,000, RMB17,000,000 and RMB28,400,000 (US$4,156,000) non-interest bearing advances to Kangpeng Nong Hua to support its operating activities during the years ended December 31, 2006, 2007 and 2008. The advances made in 2006 were repaid in full in 2006, and the advances made in 2007 and 2008 were repaid in full in 2008.
(ii)	The borrowing has been repaid in full in June 2008.
(iii)	During the year ended December 31, 2008, the Group borrowed RMB6,000,000 (US$878,000), which was non-interest bearing, from Kang Qi. The borrowing was repaid in February 2008.
(iv)	The Group made prepayments to Kangpeng Nong Hua for the purchase of raw materials. The outstanding balance as of December 31, 2007 was reduced by purchases of raw materials of RMB17,032,000 for the year ended December 31, 2008. No prepayment was made during the year ended December 31, 2008.
(v)	During the year ended December 31, 2006, the Group borrowed US$9,700,000 (approximately RMB77,465,000) from Wise Lion to finance its acquisition of the operating subsidiaries. Wise Lion and Dr. Jianhua Yang entered into convertible loan agreements with Seavi Advent Asia Investment Ltd. (“Seavi”) and JP Morgan Chase Bank, National Association London Branch (“JP Morgan”) in the amount of US$6,000,000 and US$3,700,000 in June 2006 and August 2006, respectively, and the proceeds were subsequently loaned to the Group. In August 2006, Wise Lion transferred 176.22 million shares of the Company, representing 9.79% of the Company’s outstanding shares, to Seavi and JP Morgan in accordance with the terms of the convertible loan agreements.
The Group repaid US$1,700,000 (approximately RMB13,400,000) and US$2,500,000 (approximately RMB18,569,000) to Wise Lion in 2006 and 2007, respectively. The loan from Wise Lion is unsecured, interest-free and repayable on demand. No repayments were made for the year ended December 31, 2008.
(vi)	The Group acquired an 80% equity interest in Jiangsu Wei Er in February 2008 (See Note 19(a)). Jiangsu Wei Er borrowed RMB49,347,000 and RMB5,000,000, which were non-interest bearing, from Kangpeng Nong Hua and Kang Qi, respectively, prior to the acquisition. These non-interest bearing advances were recorded as liabilities assumed at the date of the acquisition. The advances from Kangpeng Nong Hua and Kang Qi were repaid in full as of December 31, 2008.
(vii)	The Group leased its plant and equipment to Shanghai Ambiopharm in 2008. The carrying value of the plant and equipment amounted to RMB9,740,000 (US$1,425,000) as of December 31, 2008. The lease is for a two-year term and the annual lease payment is RMB913,000.
The Group also leased certain equipment from Shanghai Ambiopharm. The lease is for a two-year term and the annual lease payment is RMB100,000.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(19)    ACQUISITIONS AND DIVESTITURE

(a) Acquisition of a subsidiary

On February 2, 2008, upon receiving regulatory approval, the Group completed its acquisition of an 80% equity interest in Jiangsu Wei Er from independent third parties for cash consideration of RMB4,000,000.

The acquisition of Jiangsu Wei Er was accounted for using the purchase method. The results of Jiangsu Wei Er’s operations have been included in the consolidated financial statements since that date. The principal activities of Jiangsu Wei Er are sales and manufacturing of chemical compounds. The Group paid an excess over the fair value of the net assets acquired (goodwill) mainly due to expected benefits from expansion of the Group’s production capacity and securing Jiangsu Wei Er’s existing product for the production of the Group’s advanced-technology new products. The goodwill is not deductible for tax purposes.

Management made estimates and judgments in determining the fair values of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities.

The allocation of the purchase price to 80% of the fair value of net assets of Jiangsu Wei Er on February 2, 2008 is as follows:

RMB’000
Cash	5,004
Deferred income tax assets	1,181
Other current assets	11,710
Property, plant and equipment	41,509
Current liabilities	(58,334)
Goodwill	2,930

Purchase price	4,000

(b) Acquisition of additional equity interest in a subsidiary

On March 25, 2008, Shanghai ChemSpec acquired an additional 20% equity interest in Huajing Company from the noncontrolling shareholder, which increased the Company’s equity interest from 60% to 80%, for cash consideration of RMB8,000,000. The consideration was paid in full in August 2008. The acquisition of the additional equity interests was accounted for using the purchase method. The goodwill is not deductible for tax purposes.

Management makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(19)    ACQUISITIONS AND DIVESTURE (CONTINUED)

(b) Acquisition of additional equity interest in a subsidiary (continued)

The allocation of the purchase price to 20% of the fair value of net assets of Huajing Company on March 25, 2008 is as follows:

RMB’000
Cash	1,526
Other current assets	3,562
Property, plant and equipment	6,012
Current liabilities	(7,090)
Non-current liabilities	(22)
Goodwill	4,012

Purchase price	8,000

(c) Unaudited pro forma financial information

The following unaudited pro forma financial information presents the consolidated results of operations of the Group as if the acquisition of the 80% equity interest in Jiangsu Wei Er had occurred as of January 1, 2007. The unaudited pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations actually would have been had it completed the acquisition at January 1, 2007. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations after the acquisition of Jiangsu Wei Er:

	Year ended December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Revenues	630,119	947,383	138,650
Income from operations	269,768	294,118	43,044
Net income attributable to Chemspec International Limited shareholders	231,842	312,929	45,797

Basic earnings per share attributable to Chemspec International Limited shareholders	RMB0.13	RMB0.17	US$0.02
Diluted earnings per share attributable to Chemspec International Limited shareholders	RMB0.13	RMB0.17	US$0.02

(d) Sale of a subsidiary

On October 18, 2007, the Group entered into a share transfer agreement with a third party, selling its 100% equity interest in Shanghai ChemSpec Trading for cash consideration of RMB16,420,000 (US$2,403,000), of which RMB13,000,000 was collected in 2007 and RMB3,420,000 was collected in the first quarter of 2008, resulting in a gain of RMB24,000 (US$4,000) in 2007.

Prior to disposal of the Group’s entire entity interest in Shanghai ChemSpec Trading, the Group transferred all the operations, a majority of the employees and the entire customer base of Shanghai ChemSpec Trading to another Group company, Shanghai Qi Yue.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(20)    DIVIDENDS TO SHAREHOLDERS

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Dividends declared by:
—Shanghai ChemSpec (note (i))	108,300	—	—	—
—Shanghai Qi Yue (note (ii))	28,500	—	—	—
—Shanghai Wan Su (note (iii))	42,482	—	—	—
—Taixing ChemSpec (note (iv))	—	2,000	—	—

	179,282	2,000	—	—

Dividends per share (note (v))	RMB0.16	RMB0.00	—	—

(i)	Pursuant to Board of Directors’ resolutions on January 9, 2006, February 20, 2006 and March 31, 2006, dividends of RMB85,200,000, RMB2,200,000 and RMB20,900,000 were declared by Shanghai ChemSpec to its shareholders.
(ii)	Pursuant to a Board of Directors’ resolution on January 10, 2006, dividends of RMB28,500,000 were declared by Shanghai Qi Yue to its shareholders.
(iii)	Pursuant to Board of Directors’ resolutions on January 4, 2006 and August 31, 2006, dividends of RMB24,700,000 and RMB17,782,000 were declared by Shanghai Wan Su to its shareholders.
(iv)	Pursuant to a Board of Directors’ resolution passed on January 15, 2007, dividends of RMB2,000,000 were declared by Taixing ChemSpec to its shareholders.
(v)	Dividends for the year ended December 31, 2006 included cash payment of RMB 99,876,000 to the former shareholders in connection with the Reorganization which was recorded as distribution to shareholders (Note 1).

(21)    FAIR VALUE MEASUREMENT

The Group adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) on January 1, 2008 for financial assets and liabilities, and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value as required by other accounting pronouncements and expands fair value measurement disclosures.

SFAS No. 157 establishes a three-level fair valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs used in measuring the assets or liabilities as of the measurement date. The three-level valuation hierarchy is defined under SFAS No. 157 as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(21)    FAIR VALUE MEASUREMENT (CONTINUED)

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

The Group used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•

Short-term financial instruments (cash, pledged bank deposits, trade accounts receivable and payable, other receivables and payables, bills payable, short-term bank borrowings, and amount due from/to related parties)—cost approximates fair value because of the short maturity period.

As of December 31, 2008, the Group did not have any assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

(22)    CHEMSPEC INTERNATIONAL LIMITED (PARENT COMPANY)

Relevant PRC laws and regulation permit the distribution of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to distribute an aggregate amount of RMB200,017,000 (US$29,273,000) of their net assets to the Company, either in the form of dividends, loans or advances. Such amount consists of paid-up capital and statutory reserves as of December 31, 2008.

The following presents condensed parent company only financial information of Chemspec International Limited under U.S. GAAP since its date of inception (which was May 30, 2006). A condensed statement of cash flows is not included as the parent company does not have any cash. No condensed financial information has been presented for additional periods as the Company did not legally exist until May 30, 2006 and the historical consolidated financial statements presented represent those of the Group as if the Company had been incorporated as of the earliest period presented.

Condensed balance sheets as of December 31, 2007 and 2008

	As of December 31
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Investment in subsidiaries	341,381	670,907	98,188

Total assets	341,381	670,907	98,188

Ordinary shares	18,446	18,446	2,700
Additional paid-in capital	12,680	30,597	4,478
Accumulated other comprehensive loss	(2,634)	(4,800)	(703)
Retained earnings	312,889	626,664	91,713

Total equity	341,381	670,907	98,188

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(22)    CHEMSPEC INTERNATIONAL LIMITED (PARENT COMPANY) (CONTINUED)

Condensed statements of income for the period from May 30, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008

	Period from May 30 to December 31	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Selling expenses	—	—	(1,210)	(177)
General and administrative expenses	—	—	(12,211)	(1,787)
Research and development expenses	—	—	(4,496)	(658)
Equity in earnings of the subsidiaries	78,849	234,040	331,692	48,543

Net income	78,849	234,040	313,775	45,921

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND MARCH 31, 2009

	Note	December 31 2008	March 31 2009	March 31 2009

		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash		180,081	161,587	23,648
Pledged bank deposits		21,536	29,903	4,376
Accounts receivable, net		142,535	116,411	17,037
Bills receivable		—	500	73
Inventories	(3)	197,742	197,934	28,968
Prepayment and other receivables		16,865	16,872	2,470
Deferred income tax assets		345	925	135

Total current assets		559,104	524,132	76,707
Property, plant and equipment, net	(4)	385,526	435,008	63,664
Land use rights		53,105	53,507	7,831
Goodwill		6,942	6,942	1,016
Deferred offering costs		9,843	9,873	1,445
Deferred income tax assets		360	400	58

Total assets		1,014,880	1,029,862	150,721

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	(6)	60,000	55,000	8,049
Accounts payable		77,785	66,044	9,665
Bills payable		27,562	18,790	2,750
Amounts due to related parties	(10)	38,019	38,025	5,565
Accrued expenses and other payables		55,714	49,196	7,200
Income taxes payable		6,213	9,455	1,384

Total current liabilities		265,293	236,510	34,613
Deferred income tax liabilities		14,851	17,002	2,488
Deferred income		5,565	5,555	814

Total liabilities		285,709	259,067	37,915

Equity
Chemspec International Limited shareholders’ equity:
Ordinary shares: HK$ 0.01 par value;
20,000,000,000 shares authorized;
1,800,000,000 shares issued and outstanding		18,446	18,446	2,700
Additional paid-in capital		30,597	35,893	5,253
Statutory reserves		45,837	45,837	6,708
Accumulated other comprehensive income		6,749	6,746	987
Retained earnings		619,521	652,227	95,454

Total Chemspec International Limited shareholders’ equity		721,150	759,149	111,102
Noncontrolling interests		8,021	11,646	1,704

Total equity		729,171	770,795	112,806

Commitment and contingencies	(7)
Total liabilities and equity		1,014,880	1,029,862	150,721

See accompanying notes to the unaudited condensed consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

	Note	Three-month periods ended March 31
		2008	2009	2009
		RMB’000	RMB’000	US$’000
Sales	(9)	163,195	200,299		29,314
Cost of sales		(95,049)	(124,379)		(18,203)

Gross profit		68,146	75,920		11,111
Selling expenses		(4,009)	(2,923)		(428)
General and administrative expenses		(12,319)	(13,504)		(1,976)
Research and development expenses		(4,798)	(8,772)		(1,284)
Other operating expenses		(63)	(1,034)		(151)
Other operating income		—	194		28
Government grants		—	200		29

Income from operations		46,957	50,081		7,329
Other income (expenses):
Interest income		165	607		89
Interest expense		(222)	(771)		(113)
Foreign currency exchange loss, net		(799)	(2,740)		(401)
Other income		158	23		4

Earnings before income taxes		46,259	47,200		6,908
Income tax benefit (expense)	(5)	12,478	(10,869)		(1,591)

Net income		58,737	36,331		5,317
Net income attributable to the noncontrolling interests		(8)	(3,625)		(530)

Net income attributable to Chemspec International Limited shareholders		58,729	32,706		4,787

Basic earnings per share attributable to Chemspec International Limited shareholders	(8)	RMB 0.03	RMB 0.02	US$	0.00

Diluted earnings per share attributable to Chemspec International Limited shareholders	(8)	RMB 0.03	RMB 0.02	US$	0.00

See accompanying notes to the unaudited condensed consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

	Chemspec International Limited Shareholders
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings	Noncontrolling interests	Total	Total comprehensive income
	Number	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2008	1,800,000,000	18,446	12,680	44,307	4,312	307,276	7,613	394,634
Acquisition of a subsidiary	—	—	—	—	—	—	267	267
Acquisition of additional equity interest in a subsidiary	—	—	—	—	—	—	(3,988)	(3,988)
Share-based compensation	—	—	2,779	—	—	—	—	2,779
Comprehensive income
Net income	—	—	—	—	—	58,729	8	58,737	58,737
Foreign currency translation adjustment, net of nil tax	—	—	—	—	1,457	—	—	1,457	1,457

Total comprehensive income									60,194

Balance as of March 31, 2008	1,800,000,000	18,446	15,459	44,307	5,769	366,005	3,900	453,886

Balance as of January 1, 2009	1,800,000,000	18,446	30,597	45,837	6,749	619,521	8,021	729,171
Share-based compensation	—	—	5,296	—	—	—	—	5,296
Comprehensive income
Net income	—	—	—	—	—	32,706	3,625	36,331	36,331
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(3)	—	—	(3)	(3)

Total comprehensive income									36,328

Balance as of March 31, 2009	1,800,000,000	18,446	35,893	45,837	6,746	652,227	11,646	770,795

Balance as of March 31, 2009—in US$’000		2,700	5,253	6,708	987	95,454	1,704	112,806	5,317

See accompanying notes to the unaudited condensed consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Cash flows from operating activities
Net income attributable to
Chemspec International Limited shareholders	58,729	32,706	4,787
Adjustments to reconcile net income attributable to Chemspec International Limited shareholders to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	4,851	7,973	1,167
Land use rights	174	241	35
Loss on disposal of property, plant and equipment	13	674	99
Unrealized foreign exchange gain, net	(455)	(215)	(31)
Share-based compensation	2,779	5,296	775
Noncontrolling interests	8	3,625	530
Deferred income tax expense	2,699	1,531	224
Changes in operating assets and liabilities:
Pledged bank deposits	(8,292)	(8,367)	(1,225)
Inventories	(23,844)	(192)	(28)
Accounts receivable	17,441	26,155	3,828
Bills receivable	—	(500)	(73)
Prepayment and other receivables	5,799	(7)	(1)
Accounts payable	20,748	(11,741)	(1,718)
Bills payable	9,313	(8,772)	(1,284)
Accrued expenses and other payables	1,006	(6,309)	(923)
Income taxes payable	309	3,242	474

Net cash provided by operating activities	91,278	45,340	6,636

Cash flows from investing activities
Capital expenditures, including interest capitalized	(27,256)	(58,349)	(8,540)
Proceeds from the sale of a subsidiary (net of RMB3,414 cash in subsidiary sold)	3,420	—	—
Non-interest bearing advances to related parties	(11,000)	—	—
Acquisition of a subsidiary (net of cash acquired of RMB6,255)	6,255	—	—
Acquisition of additional equity interest in a subsidiary	(3,000)	—	—
Payments for land use rights	(10,466)	(643)	(94)

Net cash used in investing activities	(42,047)	(58,992)	(8,634)

Cash flows from financing activities
Payments for initial public offering costs	(1,060)	(30)	(4)
Proceeds from bank borrowings	20,000	15,000	2,195
Repayments of bank borrowings	(25,000)	(20,000)	(2,927)
Proceeds from non-interest bearing borrowings from related parties	14,200	—	—
Repayments of non-interest bearing borrowings from related parties	(13,263)	—	—

Net cash used in financing activities	(5,123)	(5,030)	(736)

Effect of foreign currency exchange rate changes on cash	178	188	27

Net increase (decrease) in cash	44,108	(18,682)	(2,734)
Cash at beginning of period	56,929	180,081	26,355

Cash at end of period	101,215	161,587	23,648

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS— (CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Supplemental disclosures of cash flow information:

Income taxes paid	789	6,097	892
Income tax refund	16,274	—	—
Interest paid, net of amounts capitalized	222	771	113

Supplemental schedule of noncash investing and financing activities:

Payable for purchase of property, plant and equipment	15,773	34,878	5,104
Payable for acquisition of additional equity interest in a subsidiary	5,000	—	—
Payable for acquisition of a subsidiary	4,000	—	—

See accompanying notes to the unaudited condensed consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(1)    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements consist of the financial statements of Chemspec International Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The December 31, 2008 condensed consolidated balance sheet was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2008.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2009, and the results of operations and cash flows for the three-month periods ended March 31, 2008 and 2009 have been made.

The preparation of financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include collectibility of trade and other receivables, realization of inventories and deferred income tax assets, the determination of useful lives and residual values of property, plant and equipment, and the determination of fair values of financial instruments, including share-based compensation awards, and assets and liabilities acquired in purchase business combinations and income tax uncertainties. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

For the U.S. dollar convenience translation amounts included in the financial statements as of and for the three-month period ended March 31, 2009, the RMB amounts were translated into U.S. dollars at the rate of US$1.00=RMB6.8329, representing the noon buying rate in The City of New York for cable transfers of RMB on March 31, 2009, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2009 or at any other date.

(2)    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On January 1, 2009, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”) as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of SFAS 157, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on these condensed unaudited consolidated financial statements. The provisions of SFAS 157 will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of SFAS 157.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(2)    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

On January 1, 2009, the Group adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” (SFAS 161). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS 133), and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The initial adoption of SFAS 161 had no impact on these condensed unaudited consolidated financial statements.

On January 1, 2009, the Group adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” (SFAS 160). SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of SFAS 160 were applied retrospectively. Other than the change in presentation of noncontrolling interests, the adoption of SFAS 160 had no impact on these condensed unaudited consolidated financial statements.

On January 1, 2009, the Group adopted SFAS No. 141 (revised 2007), “Business Combinations,” (SFAS 141(R)), which replaces SFAS No. 141, “Business Combinations,” (SFAS 141) but retains the fundamental requirements in SFAS 141, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. SFAS 141(R) requires an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. It also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. Additionally, SFAS 141(R) requires acquisition-related costs to be expensed in the period in which the costs are incurred and the services are received instead of including such costs as part of the acquisition price.

On January 1, 2009, the Group adopted FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (FSP EITF 03-6-1). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption of FSP EITF 03-6-1 did not have a material impact on these condensed unaudited consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(3)    INVENTORIES

Inventories consist of the following:

	December 31 2008	March 31 2009	March 31 2009

	RMB’000	RMB’000	US$’000
Raw materials	52,878	66,980	9,803
Work in progress	70,931	50,383	7,373
Finished goods	73,933	80,571	11,792

	197,742	197,934	28,968

(4)    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	December 31 2008	March 31 2009	March 31 2009

	RMB’000	RMB’000	US$’000
Buildings	127,616	128,738	18,841
Plant and machinery	223,462	229,012	33,516
Office equipment	3,517	3,614	529
Motor vehicles	7,570	7,627	1,116
Leasehold improvements	1,215	1,215	178
Construction in progress	65,396	115,544	16,910

Total property, plant and equipment	428,776	485,750	71,090
Less: Accumulated depreciation and amortization	(43,250)	(50,742)	(7,426)

Total property, plant and equipment, net	385,526	435,008	63,664

As of March 31, 2009, certain buildings with an aggregate carrying value of RMB55,937,000 (US$8,186,000) and RMB3,815,000 (US$558,000) were pledged as collateral for bank loans and accounts payable to a supplier, respectively (certain buildings with an aggregate carrying value of RMB71,433,000 and RMB3,875,000 were pledged as collateral for bank loans and accounts payable to a supplier, respectively, as of December 31, 2008).

Depreciation and amortization expense on property, plant and equipment was recorded as follows:

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Cost of sales	2,823	5,887	861
Research and development expenses	572	925	135
Selling expenses	—	18	3
General and administrative expenses	1,456	1,022	150
Other operating expenses	—	121	18

Total depreciation and amortization expense	4,851	7,973	1,167

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(5)    INCOME TAX

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax Law (“new EIT law”), which unified the income tax rate to 25% for all enterprises. The new EIT law was effective as of January 1, 2008. In addition, the new EIT law also imposes a withholding tax of 10%, unless reduced by a tax treaty, for dividend distributions out of earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, or China-HK Tax Treaty, Hong Kong tax residents which hold 25% or more of a PRC enterprise are entitled to a reduced withholding rate of 5%. Accordingly, dividends paid by the Group’s subsidiaries in the PRC out of earnings generated beginning on January 1, 2008 to their intermediate holding company, Wisecon, a Hong Kong tax resident, will be subject to a withholding tax of 5%.

Pursuant to the Notice on the Implementation of the Transitional Preferential Enterprise Income Tax Policies announced on December 26, 2007, Taixing ChemSpec and Shanghai Wan Su continue to enjoy the 2-year full exemption followed by a 3-year 50% exemption tax holiday (“tax holiday”) which started from 2007. Accordingly, Taixing ChemSpec and Shanghai Wan Su are exempt from enterprise income tax for 2008, and are subject to enterprise income tax at 12.5% from 2009 to 2011 and 25% thereafter. In addition, upon the receipt of the notification issued by the local tax bureau of Shanghai Putuo district in July 2008, Shanghai ChemSpec was entitled to a tax holiday retroactively from August 1, 2006 to December 31, 2010. As a result, Shanghai ChemSpec is subject to enterprise income tax at 12.5% from 2008 to 2010 and 25% thereafter. Shanghai Qi Yue, being registered in the Pudong New Area, is subject to enterprise income tax at 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. All our other PRC subsidiaries are subject to enterprise income tax at 25% effective from January 1, 2008.

The income tax (benefit) expense attributable to income from operations, which is all derived from PRC sources, consists of:

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Current income tax (benefit) expense	(15,176)	9,339	1,367
Deferred income tax expense	2,698	1,530	224

	(12,478)	10,869	1,591

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(5)    INCOME TAX (CONTINUED)

The actual income tax (benefit) expense differed from the amounts computed by applying the statutory PRC income tax rate of 25% to earnings before income taxes as a result of the following:

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Computed income tax expense	11,565	11,800	1,727
Increase (decrease) in income taxes resulting from:
Tax rate differential on PRC operations	—	(184)	(27)
Tax rate differential on Non-PRC operations	903	1,334	195
Non-deductible expenses
Entertainment expenses	29	54	8
Penalty	8	—	—
Others	174	(26)	(4)
Additional deductible items-R&D expense	—	(907)	(133)
Dividend withholding taxes on undistributed earnings of subsidiaries	2,394	1,999	293
Reinvestment tax refund (i)	(16,274)	—	—
Tax holiday	(11,277)	(3,201)	(468)

Actual income tax (benefit) expense	(12,478)	10,869	1,591

(i)	Amount of RMB16,274,000 represents an income tax refund received by Wisecon for making additional capital contribution to Shanghai ChemSpec in 2007. The tax refund is reported as a reduction of income tax expense in the consolidated statements of income and is recognized in the period when Wisecon received the approval from the state tax bureau of Shanghai Putuo District since government approval is required under the relevant PRC tax laws before an entity is entitled to the tax benefit.

Without the tax holiday, the basic and diluted earnings per share attributable to the Group’s shareholders for the three-month periods ended March 31, 2008 and 2009 would have been reduced by RMB0.01 and RMB0.00 (US$0.00), respectively.

During the three-month periods ended March 31, 2008 and 2009, the Group has no unrecognized tax benefits relating to uncertain tax positions. Also, the Group does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

(6)    BANK BORROWINGS

	December 31 2008	March 31 2009	March 31 2009
	RMB’000	RMB’000	US$’000
Short-term secured bank borrowings	60,000	55,000	8,049

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(6)    BANK BORROWINGS (CONTINUED)

As of March 31, 2009, short-term bank borrowings of RMB40,000,000 (US$5,854,000) of Shanghai ChemSpec were secured by the Group’s properties and land use rights with carrying values of RMB 55,937,000 (US$8,186,000) and RMB17,795,000 (US$2,604,000), respectively; and short-term bank borrowings of RMB15,000,000 (US$2,195,000) of Shanghai Qi Yue were secured by the Group’s pledged deposits of RMB14,853,000 (US$2,174,000).

The secured bank borrowings as of March 31, 2009 bore a weighted average interest rate of 5.925% per annum. Interest is payable on a monthly basis on the 20th day of each month. All short-term bank borrowings mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. The Group has traditionally negotiated the renewal of certain facilities shortly before they mature. However, no assurance can be made that the Group will be able to continue successfully re-negotiating the renewal of these facilities in the future.

As of March 31, 2009, the Group had unutilized credit facilities of RMB36,259,000 (US$5,307,000).

(7)    COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group has entered into operating lease agreements principally for its office premises and certain equipment in the PRC. None of the leases includes contingent rentals. Future minimum lease payments under non-cancellable operating leases as of March 31, 2009 are as follows:

As of March 31, 2009
RMB’000
Within 1 year	187

The Group’s rental expenses under operating leases amounted to RMB253,000 and RMB371,000 (US$54,000) for the three-month periods ended March 31, 2008 and 2009, respectively.

(b) Capital commitments

As of March 31, 2009, capital commitments outstanding for the purchase of property, plant and equipment approximated RMB77,356,000 (US$11,321,000).

(c) Other

On December 16, 2008, Shanghai ChemSpec and Quzhou Kangpeng signed a contract with Central Glass Company Limited to establish a sino-foreign equity joint venture named Central Glass Chemspec Company Limited, (“Central Glass Chemspec”). Shanghai ChemSpec and Quzhou Kangpeng, as the noncontrolling shareholders, will contribute US$1,400,000 and US$ 600,000 for a 28% equity interest and a 12% equity interest, respectively, in Central Glass Chemspec.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(8)    EARNINGS PER SHARE ATTRIBUTABLE TO CHEMSPEC INTERNATIONAL LIMITED SHAREHOLDERS

The computation of basic and diluted earnings per share attributable to Chemspec International Limited shareholders is as follows:

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Numerator used in computing basic and diluted earnings per share attributable to Chemspec International Limited shareholders	58,729	32,706	4,787

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share attributable to Chemspec International Limited shareholders	1,800,000,000	1,800,000,000	1,800,000,000

Plus incremental weighted average number of ordinary shares from assumed conversion of share options using the treasury stock method	247,705	5,723,839	5,723,839

Weighted average number of ordinary shares outstanding used in computing diluted earnings per share attributable to Chemspec International Limited shareholders	1,800,247,705	1,805,723,839	1,805,723,839

Basic earnings per share attributable to Chemspec International Limited shareholders	RMB 0.03	RMB 0.02	US$ 0.00

Diluted earnings per share attributable to Chemspec International Limited shareholders	RMB 0.03	RMB 0.02	US$ 0.00

During the three-month periods ended March 31, 2008 and 2009, the Chemspec International Limited dilutive potential ordinary shares outstanding consist of employee share options. In computing diluted earnings per share attributable to the Chemspec International Limited shareholders for the three-month periods ended March 31, 2008 and 2009, the dilutive effect of outstanding share options was computed by applying the treasury stock method based on the difference between the ordinary shares assumed to be issued upon the exercise of the share options and the number of shares assumed to be purchased at the average estimated fair value during the period.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(9)    SIGNIFICANT CONCENTRATIONS AND RISKS

The Group’s revenues are derived from the following:

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Commercialized projects	124,169	157,347	23,028
Pipeline projects	19,847	18,113	2,651
Sales of purchased goods	19,179	24,839	3,635

	163,195	200,299	29,314

Commercialized projects represent projects with sales of at least one metric ton per year of manufactured products while pipeline projects represent projects with sales of less than one metric ton per year of manufactured products. Sales of purchased goods represent sales of purchased chemicals to wholesalers or end users without any further processing of the chemicals.

Significant concentrations

The following summarizes the Group’s revenues, based on the geographic location of the customers:

	Three-month periods ended March 31
	2008		2009
	RMB’000	% of sales	RMB’000	% of sales	US$’000
PRC	64,444	39%	72,308	36%	10,582
Japan	48,147	30%	42,959	21%	6,287
Germany	36,683	22%	69,857	35%	10,224
Others	13,921	9%	15,175	8%	2,221

	163,195	100%	200,299	100%	29,314

As a result of the Group deriving significant revenues from sales outside the PRC, the Group’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic or political conditions.

Management currently expects that the Group’s operating results will, for the foreseeable future, continue to depend on the sale of its compound chemical products to a relatively small number of customers. The Group’s business is affected by competition in the market for the products that many of the Group’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. These customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Group’s agreements with its key customers could have a material adverse effect on its business and results of operations.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(9)    SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

Significant concentrations (continued)

Sales to the major customers, which individually exceeded 10% of the total net revenues, are as follows:

	Three-month periods ended March 31
	2008		2009
	RMB’000	% of sales	RMB’000	% of sales	US$’000
Customer A	34,841	21%	32,825	16%	4,804
Customer B	42,260	26%	6,420	3%	939
Customer D	25,702	16%	17,934	9%	2,625
Customer F	10,981	7%	51,682	26%	7,564

	113,784	70%	108,861	54%	15,932

Accounts receivable due from the major customers, which individually exceeded 10% of the total accounts receivable balances, are as follows:

	December 31 2008		March 31 2009
	RMB’000	% of accounts receivable	RMB’000	% of accounts receivable	US$’000
Customer A	4,335	3%	12,308	11%	1,801
Customer B	36,944	26%	—	—	—
Customer F	51,836	36%	33,654	29%	4,925
Customer H	10,022	7%	18,097	15%	2,649

	103,137	72%	64,059	55%	9,375

(10)    RELATED PARTY TRANSACTIONS

Name of party	Relationship
Dr. Jianhua Yang, his wife Ms. Yuezhen Cha and his son Mr. Chongbo Yang (“the Yang Family”)	Ultimate shareholders

Jiangsu Kangpeng Nong Hua Co., Limited (“Kangpeng Nong Hua”)	Ultimate shareholders’ company

Kang Qi Investment Company (“Kang Qi”)	Ultimate shareholders’ company

Shanghai Ambiopharm Inc. (“Shanghai Ambiopharm”)	Ultimate shareholders’ company

Wise Lion Limited (“Wise Lion”)	Immediate holding company

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(10)    RELATED PARTY TRANSACTIONS (CONTINUED)

The principal related party transactions during the three-month periods ended March 31, 2008 and 2009 were as follows:

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Sales of goods to:
Ultimate shareholders’ company
—Kangpeng Nong Hua	2,508	10,320	1,510

	2,508	10,320	1,510

Purchases of goods from:
Ultimate shareholders’ company
—Kangpeng Nong Hua	2,149	15,361	2,248

	2,149	15,361	2,248

Non-interest bearing advances to:
Ultimate shareholders’ company
—Kangpeng Nong Hua (Note (i))	11,000	—	—

	11,000	—	—

Non-interest bearing borrowings from:
Ultimate shareholders’ company
— Kangpeng Nong Hua (Note (ii))	8,200	—	—
Ultimate shareholders’ company
—Kang Qi (Note (iii))	6,000	—	—

	14,200	—	—

Jiansu Wei Er’s non-interest bearing borrowings from:
Ultimate shareholders’ company
— Kangpeng Nong Hua (Note (v))	49,347	—	—
Ultimate shareholders’ company
—Kang Qi (Note (v))	5,000	—	—

	54,347	—	—

Lease income
Ultimate shareholders’ company
—Shanghai Ambiopharm (Note (vi))	—	228	33

	—	228	33

Lease expense
Ultimate shareholders’ company
—Shanghai Ambiopharm (Note (vi))	—	25	4

	—	25	4

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(10)    RELATED PARTY TRANSACTIONS (CONTINUED)

Amounts due from and due to related parties as of December 31, 2008 and March 31, 2009 were as follows:

(a) Prepayment to supplier and other receivables

	December 31 2008	March 31 2009	March 31 2009
	RMB’000	RMB’000	US$’000
Ultimate shareholders’ company
—Shanghai Ambiopharm (Note(vi))	842	1,079	158

Total	842	1,079	158

(b) Amounts due to related parties

	December 31 2008	March 31 2009	March 31 2009
	RMB’000	RMB’000	US$’000
Non-interest bearing borrowings from:
Ultimate shareholders
—the Yang family	59	59	9
Immediate holding company
—Wise Lion (Note (iv))	37,960	37,966	5,556

Total	38,019	38,025	5,565

Notes:

(i)	The Group made RMB11,000,000 non-interest bearing advances to Kangpeng Nong Hua to support its operating activities during the three-month period ended March 31, 2008. The advances were repaid in full in two installments in April and May 2008.
(ii)	The borrowing was repaid in full in June 2008.
(iii)	The borrowing was repaid in full in February 2008.
(iv)	During the year ended December 31, 2006, the Group borrowed US$9,700,000 from Wise Lion to finance its acquisition of the operating subsidiaries. The Group repaid US$1,700,000 and US$2,500,000 to Wise Lion in 2006 and 2007, respectively. The loan from Wise Lion is unsecured, interest-free and repayable on demand. No repayments were made during the three-month periods ended March 31, 2008 and 2009.
(v)	The Group acquired an 80% equity interest in Jiangsu Wei Er in February 2008. Jiangsu Wei Er borrowed RMB49,347,000 and RMB5,000,000, which were non-interest bearing, from Kangpeng Nong Hua and Kang Qi, respectively, prior to the acquisition. These non-interest bearing advances were recorded as liabilities assumed at the date of the acquisition. The advances from Kangpeng Nong Hua and Kang Qi were repaid in full as of December 31, 2008.
(vi)	The Group leased its plant and equipment to Shanghai Ambiopharm since July 2008. The carrying value of the plant and equipment amounted to RMB9,521,000 (US$1,393,000) as of March 31, 2009. The lease is for a two-year term and the annual lease payment is RMB913,000.
The Group also leased certain equipment from Shanghai Ambiopharm. The lease is for a two-year term and the annual lease payment is RMB100,000.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

(11)    SUBSEQUENT EVENTS

On April 15, 2009, Shanghai ChemSpec and Mr. Yunxiang Wang established a company named Binhai Kangjie Chemicals Company Limited (“Binghai Kangjie”), with registered capital of RMB50,000,000. The principal activities of Binghai Kangjie will be sales and manufacturing of chemical compounds and its operations will be included in the Company’s consolidated financial statements. Shanghai ChemSpec and Mr. Yunxiang Wang contributed capital of RMB9,200,000 and RMB800,000 for a 92% equity interest and an 8% equity interest, respectively, in Binghai Kangjie.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registration under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Title of security	Number of Securities	Consideration in U.S. dollars		Underwriting Discount and Commission
Codan Trust Company (Cayman) Limited	May 30, 2006	Ordinary shares	1	Nil	(1)	Not applicable
Wise Lion Limited	August 24, 2006	Ordinary shares	1,719,899,999	Nil	(1)	Not applicable
Solar Stone Limited	August 24, 2006	Ordinary shares	80,100,000	Nil	(1)	Not applicable
Employees	Various dates in 2008	Options to purchase ordinary shares	50,710,000	Nil		Not applicable

(1)	Issued in connection with a share swap with Stanley Space as part of the reorganization to establish Chemspec International Limited as our ultimate holding company.

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on May 26, 2009.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Jianhua Yang
Name:	Jianhua Yang
Title:	Chairman of the Board
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Jianhua Yang and David Yunhung Tang his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on May 26, 2009.

Signature	Title

/s/ Jianhua Yang Name: Jianhua Yang	Chairman of the Board / Chief Executive Officer (Principal Executive Officer)

/s/ David Yunhung Tang Name: David Yunhung Tang	Executive Vice-president and Director

/s/ Bing Zhu Name: Bing Zhu	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ George Sun Name: George Sun	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Chemspec International Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on May 26, 2009.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates

CHEMSPEC INTERNATIONAL LIMITED

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1		Memorandum and Articles of Association of the Registrant, as currently in effect

3.2		Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the completion of this offering)

4.1	*	Form of American Depositary Receipt (included in Exhibit 4.3)

4.2		Specimen Certificate for Ordinary Shares of the Registrant

4.3	*	Form of Deposit Agreement among the Registrant, the Depositary and Holders and Beneficial Owners of the American Depositary Shares issued thereunder

5.1		Form of Opinion of Maples and Calder regarding the validity of the ordinary shares being registered

8.1		Form of Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1		2008 Share Incentive Plan adopted as of January 1, 2008

10.2		Form of Indemnification Agreement with the Registrant’s directors

10.3		Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement

10.4		Form of Employment Agreement

21.1		Subsidiaries of the Registrant

23.1		Consent of KPMG

23.2		Consent of Maples and Calder (included in Exhibit 5.1)

23.3		Consent of Jin Mao PRC Lawyers (included in Exhibit 99.2)

23.4		Consent of Frost & Sullivan

23.5		Consent of Jones Lang LaSalle Sallmanns Limited

24.1		Powers of Attorney (included on the signature page in Part II of this registration statement)

99.1		Code of Business Conduct and Ethics

99.2	*	Opinion of Jin Mao PRC Lawyers

*	To be submitted by amendment